UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of December 2023

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2023 to September 30, 2023)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	Company Overview

1.	Name of the company: Korea Electric Power Corporation (“KEPCO”)

2.	Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Phone number) 82-61-345-4213

(Website) http://www.kepco.co.kr

3.	Major businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related activities;

•	research and development of technology related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), ICT service by KEPCO KDN, nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF), other overseas businesses and investments related to the businesses mentioned above.

4.	Consolidated subsidiaries

	(As of September 30, 2023)

Listed	Unlisted	Total
2	163	165

5.	Major changes in management

A.

On February 27, 2023, Mr. Lee, Jung-Bok and Mr. Lee, Jun-Ho were appointed as standing directors for a term of two years in replacement of Mr. Lee, Heyn-Bin and Mr. Lee, Jong-Hwan whose term of office expired.

B.

On March 7, 2023, Mr. Jun, Young-Sang was appointed as a Comptroller & Auditor General and member of the Audit Committee for a term of two years in replacement of Mr. Choi, Young-Ho whose term of office expired.

C.	On May 2, 2023, Mr. Kim, Jun-Ki and Mr. Park, Chung-Kun were appointed as non-standing directors in replacement of Mr. Seong, Si-Heon and Ms. Bang, Su-Ran whose term of office expired.

D.

On May 19, 2023, Mr. Cheong, Seung-Il, President & Chief Executive Officer and standing director, resigned from all his positions. Pursuant to KEPCO’s Articles of Incorporation, Mr. Lee, Jung-Bok, a standing director of KEPCO, will serve as the interim President & Chief Executive Officer.

E.	On June 26, 2023, Mr. Seo, Guen-Bae was appointed as a standing director for a term of two years in replacement of Mr. Park, Heon-Gyu whose term of office expired.

F.	On August 30, 2023, Mr. Han, Jin-Hyun was appointed as a non-standing director in replacement of Mr. Park, Jong-Bae whose term of office expired.

G.	On September 18, 2023, Mr. Kim, Dong-Cheol was appointed as the President & Chief Executive Officer.

H.	On November 8, 2023, Ms. Kim, Sung-Eun and Mr. Lee, Sung-Ho were appointed as non-standing directors in replacement of Mr. Park, Hyo-Sung and Mr. Lee. Kee-Man whose term of office expired.

I.	On December 4, 2023, Mr. Cho, Seong-Jin was appointed as a non-standing director in replacement of Mr. Lee, Kye-Sung whose term of office expired.

6.	Changes in major shareholders

There is no change in major shareholders in the last 5 years.

7.	Information regarding KEPCO shares

A.	Issued share capital: Won 3.2 trillion (Authorized capital: Won 6 trillion)

B.	Total number of issued shares: 641,964,077

(Total number of shares authorized to for issuance: 1,200,000,000)

C.	Dividends: KEPCO did not pay any dividend for fiscal year 2022.

II.	Business Overview

1.	Consolidated financial results by segment for a nine-month period ended September 30, 2022 and 2023

            (In billions of Won)

	January to September 2022		January to September 2023
	Sales	Operating profit	Sales	Operating profit
Electricity sales	50,119	-23,948	63,893	-7,906
Nuclear generation	7,885	1,164	7,343	-162
Thermal generation	29,850	804	28,505	1,483
Plant maintenance & engineering service	2,096	148	2,173	242
Others(1)	1,895	237	1,722	127
Subtotal	91,845	-21,595	103,636	-6,216
Adjustment for related- party transactions	-40,080	-239	-37,950	-237

Total	51,765	-21,834	65,686	-6,453

Note:

(1)	Others relate to business areas including overseas businesses, etc..

2.	Changes in unit prices of major products for a nine-month period ended September 30, 2022 and 2023

				(In Won per kWh)

Business sector		Company	January to September 2022	January to September 2023
Electricity sold	Residential	KEPCO	119.30	149.65
	Commercial		135.99	168.59
	Educational		109.31	138.24
	Industrial		113.22	150.94
	Agricultural		53.96	74.68
	Street lighting		123.48	154.00
	Overnight usage		70.41	99.61
Electricity from nuclear generation	Nuclear Generation	KHNP	59.26	54.85
Electricity from thermal generation	Thermal generation	KOSEP	164.70	157.86
		KOMIPO	177.93	181.13
		KOWEPO	174.03	179.70
		KOSPO	178.30	194.48
		EWP	178.36	175.39

3.	Power purchase from generation subsidiaries for a nine-month period ended September 30, 2023

Company	Volume (GWh)	Expense (In billions of Won)
KHNP	130,489	7,171
KOSEP	28,971	4,497
KOMIPO	34,165	6,109
KOWEPO	30,119	5,403
KOSPO	29,778	5,789
EWP	25,993	4,455
Others	146,619	28,675

Total	426,134	62,099

4.	Intellectual property as of September 30, 2023

	Patents	Utility models	Designs	Trademarks	Total
KEPCO	3,353	15	126	63	3,557
Generation subsidiaries	3,745	67	89	253	4,154

Total	7,098	82	215	316	7,711

III.	Financial Information

1.	Condensed consolidated financial results as of and for a nine-month period September 30, 2022 and 2023

(In billions of Won)

Consolidated statements of comprehensive income				Consolidated statements of financial position
	January to September 2022	January to September 2023	Change		December 31, 2022	September 30, 2023	Change
Sales	51,765	65,686	13,921	Total assets	234,805	240,244	5,439
Operating profit (loss)	-21,834	-6,453	15,381	Total liabilities	192,805	204,063	11,258
Net income (loss)	-16,646	-5,982	10,664	Total equity	42,000	36,181	-5,819

2.	Condensed separate financial results as of and for a nine-month period September 30, 2022 and 2023

(In billions of Won)

Separate statements of comprehensive income				Separate statements of financial position
	January to September 2022	January to September 2023	Change		December 31, 2022	September 30, 2023	Change
Sales	50,119	63,893	13,774	Total assets	131,024	133,315	2,291
Operating profit (loss)	-23,948	-7,906	16,042	Total liabilities	108,963	118,287	9,324
Net income (loss)	-17,387	-7,007	10,380	Total equity	22,061	15,028	-7,033

IV. Board of Directors (KEPCO Only)

1. The board of directors is required to consist of not more than 15 directors including the president. Under our Articles of Incorporation, there may not be more than seven standing directors including the president, and more than eight non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president.

* Subcommittees under the board of directors: The Audit Committee consists of one standing director and two non-standing directors. All such members of the audit committee are independent within the meaning of the Korea Exchange listing standards, the regulations promulgated under the Korean Commercial Act and the New York Stock Exchange listing standards. The ESG Committee consists of three non-standing directors.

2. Board meetings and agenda for a nine-month period ended September 30, 2023

Number of meetings	Number of agendas	Classification
		Resolutions	Reports
12	33	26	7

* The audit committee held 9 meetings with 37 agenda (of which, 18 were approved as proposed and 19 were accepted as reported).

3. Major activities of the Board of Directors for a nine-month period ended September 30, 2023

Date	Agenda	Results	Type
January 19, 2023	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Approved as proposed	Resolution
	Approval of the safety management plan of 2023	Approved as proposed	Resolution

February 10, 2023	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2023	Approved as proposed	Resolution

February 24, 2023	Approval of amendment to the Rules on Employment	Approved as proposed	Resolution
	Approval of the maximum aggregate amount of remuneration for directors in 2023	Approved as proposed	Resolution
	Approval to call for the annual general meeting of shareholders for the fiscal year 2022	Accepted as proposed	Resolution
	Approval of consolidated and separate financial statements for the fiscal year 2022	Accepted as proposed	Resolution
	Report on the results of collective agreement	Accepted as reported	Report
	Report on the annual management of commercial papers in 2022	Accepted as reported	Report
	Report on internal control over financial reporting for the fiscal year 2022	Accepted as reported	Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2022	Accepted as reported	Report
	Report on audit results for 2022	Accepted as reported	Report

March 24, 2023	Approval of establishment of research-based spin-off companies of KEPCO	Accepted as proposed	Resolution
	Approval of liquidation of the KEPCO-Uhde Inc.	Accepted as proposed	Resolution

April 21, 2023	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Accepted as proposed	Resolution
	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Accepted as proposed	Resolution
	Approval of amendments to the Regulation for Employee Remuneration and Welfare	Deferred	Resolution
	Approval of the 10th long-term plan for power transmission and substation facilities	Accepted as amended	Resolution

May 15, 2023	Approval of amendment to the Terms and Condition for Electricity Supply	Accepted as proposed	Resolution

June 2, 2023	Approval of forming Director Nomination Committee and evaluation standards for the candidates of the President & CEO	Accepted as proposed	Resolution
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2023	Accepted as proposed	Resolution

June 23, 2023	Approval of appointment of a member of ESG Committee	Accepted as proposed	Resolution
	Approval of Agreement on Management Performance Assessment for the President & CEO	Accepted as proposed	Resolution
	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Accepted as proposed	Resolution
	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	Accepted as proposed	Resolution
	Approval of contribution to the fund for mutually beneficial cooperation between large enterprises and small and medium enterprises in 2023	Accepted as proposed	Resolution
	Approval of the mid-to long-term financial management plan (2023-2027)	Accepted as proposed	Resolution

June 28, 2023	Approval of additional contribution to Korea Institute of Energy Technology in 2023	Accepted as proposed	Resolution

July 21, 2023	Approval of establishment of research-based spin-off companies of KEPCO	Accepted as proposed	Resolution

September 1, 2023	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2023	Accepted as proposed	Resolution

September 15, 2023	Approval of amendments to the Regulation for Operation of ESG Committee	Accepted as proposed	Resolution
	Report on financial statements for the first half of 2023	Accepted as reported	Report
	Report on audit results for the first half of 2023	Accepted as reported	Report

4. Attendance Status of Non-standing directors for a nine-month period ended September 30, 2023

Date	Agenda	Park, Jong- Bae	Bang, Su- Ran	Park, Hyo- Sung	Lee, Kee- Man	Lee, Kye- Sung	Kim, Jae- Shin	Kim, Jong- Woon	Kim, Jun- Ki	Park, Chung- Kun	Han, Jin- Hyun
January 19, 2023	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	For	For	For	For	For	For	Absent	Before Appointment	Before Appointment	Before Appointment
	Approval of the safety management plan of 2023	For	For	For	For	For	For	Absent

February 10, 2023	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2023	For	For	For	For	For	For	For	Before Appointment	Before Appointment	Before Appointment

February 24, 2023	Approval of amendment to the Rules on Employment	For	For	For	For	For	For	For	Before Appointment	Before Appointment	Before Appointment
	Approval of the maximum aggregate amount of remuneration for directors in 2023	For	For	For	For	For	For	For
	Approval to call for the annual general meeting of shareholders for the fiscal year 2022	For	For	For	For	For	For	For
	Approval of consolidated and separate financial statements for the fiscal year 2022	For	For	For	For	For	For	For
	Report on the results of collective agreement	Agenda for Report
	Report on the annual management of commercial papers in 2022	Agenda for Report
	Report on internal control over financial reporting for the fiscal year 2022	Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2022	Agenda for Report
	Report on audit results for 2022	Agenda for Report

March 24, 2023	Approval of establishment of research-based spin-off companies of KEPCO	For	For	For	For	For	For	For	Before Appointment	Before Appointment	Before Appointment
	Approval of liquidation of the KEPCO-Uhde Inc.	For	For	For	For	For	For	For

April 21, 2023	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	For	For	For	For	For	For	For	Before Appointment	Before Appointment	Before Appointment
	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For	For	For	For	For
	Approval of amendments to the Regulation for Employee Remuneration and Welfare	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Approval of the 10th long-term plan for power transmission and substation facilities	For	For	For	For	For	For	For

May 15, 2023	Approval of amendment to the Terms and Condition for Electricity Supply	For	Retired	For	For	For	For	For	For	For	Before Appointment

June 2, 2023	Approval of forming Director Nomination Committee and evaluation standards for the candidates of the President & CEO	For	Retired	For	For	For	For	For	For	For	Before Appointment
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2023	For		For	For	For	For	For	For	For

June 23, 2023	Approval of appointment of a member of ESG Committee	For	Retired	For	For	For	For	For	For	For	Before Appointment
	Approval of Agreement on Management Performance Assessment for the President & CEO	For		For	For	For	For	For	For	For
	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For		For	For	For	For	For	For	For
	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	For		For	For	For	For	For	For	For
	Approval of contribution to the fund for mutually beneficial cooperation between large enterprises and small and medium enterprises in 2023	For		For	For	For	For	For	For	For
	Approval of the mid-to long-term financial management plan (2023-2027)	For		For	For	For	For	For	For	For

June 28, 2023	Approval of additional contribution to Korea Institute of Energy Technology in 2023	For	Retired	For	For	For	For	For	For	For	Before Appointment

July 21, 2023	Approval of establishment of research-based spin-off companies of KEPCO	For	Retired	For	For	For	For	Absent	For	For	Before Appointment

September 1, 2023	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2023	Retired	Retired	For	For	For	For	For	For	For	For
September 15, 2023	Approval of amendments to the Regulation for Operation of ESG Committee	Retired	Retired	For	For	For	For	For	For	For	For
	Report on financial statements for the first half of 2023			Agenda for Report
	Report on audit results for the first half of 2023			Agenda for Report

Attendance Rate		100%	100%	100%	100%	100%	100%	83.3%	100%	100%	100%

5. Attendance Status of Standing directors for a nine-month period ended September 30, 2023

Date	Agenda	Kim, Dong-Cheol	Cheong, Seung- Il	Choi, Young-Ho	Lee, Heyn-Bin	Lee, Jong- Hwan	Park, Heon-Gyu	Kim, Tae-Ok	Lee, Heung- Joo	Jun, Young- Sang	Lee, Jung-Bok	Lee, Jun- Ho	Seo, Guen— Bae
January 19, 2023	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Before Appoint ment	For	For	For	For	For	For	For	Before Appointment	Before Appointment	Before Appointment	Before Appointment
	Approval of the safety management plan of 2023		For	For	For	For	For	For	For
February 10, 2023	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2023	Before Appointment	For	Retired	For	For	For	For	For	Before Appointment	Before Appointment	Before Appointment	Before Appointment
February 24, 2023	Approval of amendment to the Rules on Employment	Before Appointment	For	Retired	For	For	For	For	Absent	Before Appointment	Before Appointment	Before Appointment	Before Appointment
	Approval of the maximum aggregate amount of remuneration for directors in 2023		For		For	For	For	For	Absent
	Approval to call for the annual general meeting of shareholders for the fiscal year 2022		For		For	For	For	For	Absent
	Approval of consolidated and separate financial statements for the fiscal year 2022		For		For	For	For	For	Absent
	Report on the results of collective agreement		Agenda for Report		Agenda for Report
	Report on the annual management of commercial papers in 2022		Agenda for Report		Agenda for Report
	Report on internal control over financial reporting for the fiscal year 2022		Agenda for Report		Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2022		Agenda for Report		Agenda for Report
	Report on audit results for 2022		Agenda for Report		Agenda for Report
March 24, 2023	Approval of establishment of research-based spin-off companies of KEPCO	Before Appointment	For	Retired	Retired	Retired	Absent	For	For	For	For	For	Before Appointment
	Approval of liquidation of the KEPCO-Uhde Inc.		For				Absent	For	For	For	For	For
April 21, 2023	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Before Appointment	For	Retired	Retired	Retired	For	For	For	For	For	For	Before Appointment
	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders		For				For	For	For	For	For	For
	Approval of amendments to the Regulation for Employee Remuneration and Welfare		Deferred				Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Approval of the 10th long-term plan for power transmission and substation facilities		For				For	For	For	For	For	For

May 15, 2023	Approval of amendment to the Terms and Condition for Electricity Supply	Before Appointment	For	Retired	Retired	Retired	For	For	For	For	For	For	Before Appointment

June 2, 2023	Approval of forming Director Nomination Committee and evaluation standards for the candidates of the President & CEO	Before Appointment	Retired	Retired	Retired	Retired	For	For	For	For	For	For	Before Appointment
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2023						For	For	For	For	For	For

June 23, 2023	Approval of appointment of a member of ESG Committee	Before Appointment	Retired	Retired	Retired	Retired	For	For	Absent	For	For	For	Before Appointment
	Approval of Agreement on Management Performance Assessment for the President & CEO						For	For	Absent	For	For	For
	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders						For	For	Absent	For	For	For
	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation						For	For	Absent	For	For	For
	Approval of contribution to the fund for mutually beneficial cooperation between large enterprises and small and medium enterprises in 2023						For	For	Absent	For	For	For
	Approval of the mid-to long-term financial management plan (2023-2027)						For	For	Absent	For	For	For

June 28, 2023	Approval of additional contribution to Korea Institute of Energy Technology in 2023	Before Appointment	Retired	Retired	Retired	Retired	Retired	For	For	For	For	For	For
July 21, 2023	Approval of establishment of research-based spin-off companies of KEPCO	Before Appointment	Retired	Retired	Retired	Retired	Retired	For	Absent	For	For	For	For
September 1, 2023	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2023	Before Appointment	Retired	Retired	Retired	Retired	Retired	For	For	For	For	For	For

September 15, 2023	Approval of amendments to the Regulation for Operation of ESG Committee	Before Appointment	Retired	Retired	Retired	Retired	Retired	For	Absent	For	For	For	For
	Report on financial statements for the first half of 2023							Agenda for Report
	Report on audit results for the first half of 2023							Agenda for Report

Attendance Rate		—	100%	100%	100%	100%	87.5%	100%	66.7%	100%	100%	100%	100%

6. Major activities of the Audit Committee for a nine-month period ended September 30, 2023

Date	Agenda	Results	Type
January 19, 2023	Approval of audit plans for 2023	Approved as proposed	Resolution
	Approval of amendments to Internal Audit Regulations and Guidelines for Legal Support on Auditors	Approved as proposed	Resolution
	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Report on audit education plans in 2023	Accepted as reported	Report
	Report on independence of independent auditors	Accepted as reported	Report

February 9, 2023	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Approved as proposed	Resolution

February 24, 2023	Approval of amendments to the Guidelines for Preventing Conflict of Interests of KEPCO Executives and Employees	Approved as proposed	Resolution
	Approval of for the consolidated and separate financial statements and business report for the fiscal year 2022	Approved as proposed	Resolution
	Report on internal control over financial reporting for the fiscal year 2022	Accepted as reported	Report
	Report on the evaluation on internal control over financial reporting for the fiscal year 2022	Accepted as reported	Report
	Report on audit progress by independent auditors for fiscal year 2022	Accepted as reported	Report
	Report on audit results for 2022	Accepted as reported	Report

March 17, 2023	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Approval of investigation result on the agenda for the annual general meeting of shareholders	Approved as proposed	Resolution
	Approval of auditor’s report for the annual general meeting of shareholders	Approved as proposed	Resolution
	Report on audit results by the independent auditor for the fiscal year 2022	Accepted as reported	Report

April 21, 2023	Approval of amendments to the Internal Audit Guidelines	Approved as proposed	Resolution
	Prior approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Report on the Form 20-F for the fiscal year 2022 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported	Report
	Report on audit progress by independent auditor on the Form 20-F for the fiscal year 2022 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported	Report
	Report on audit results for the first quarter of 2023	Accepted as reported	Report

June 23, 2023	Prior approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Independent auditor’s report on the audit plans for the fiscal year 2023	Accepted as reported	Report
	Auditor’s review report for the first quarter of 2023	Accepted as reported	Report
	Report on audit results for April and May of 2023	Accepted as reported	Report

July 21, 2023	Auditor’s review report for the fiscal year of 2022	Accepted as reported	Report
	Report on audit results for June of 2023	Accepted as reported	Report

September 1, 2023	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Approved as proposed	Resolution

September 15, 2023	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Approval of amendments to Internal Audit Regulations	Approved as proposed	Resolution
	Report on amendments to audit education plans in 2023	Accepted as reported	Report
	Auditor’s review report for the first half of 2023	Accepted as reported	Report
	Report on audit results for the first half of 2023	Accepted as reported	Report
	Report on audit results for July and August of 2023	Accepted as reported	Report

*

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations.

9. Attendance Status of the Audit Committee for a nine-month period ended September 30, 2023

Date	Agenda	Kim, Jae-Shin	Park, Hyo-Sung	Choi, Young-Ho	Jun, Young-Sang
January 19, 2023	Approval of audit plans for 2023	Attended	Attended	Attended	Before Appointment
Approval of amendments to Internal Audit Regulations and Guidelines for Legal Support on auditors
Approval of appointment of independent auditors of subsidiaries
Prior approval for non-audit service for subsidiaries by the independent auditor
Report on audit education plans in 2023
Report on independence of independent auditors

February 9, 2023	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Attended	Attended	Retired	Before Appointment

February 24, 2023	Approval of amendments to the Guidelines for Preventing Conflict of Interests of KEPCO Executives and Employees	Attended	Attended	Retired	Before Appointment
Approval of for the consolidated and separate financial statements and business report for the fiscal year 2022
Report on internal control over financial reporting for the fiscal year 2022
Report on the evaluation on internal control over financial reporting for the fiscal year 2022
Report on audit progress by independent auditors for fiscal year 2022
Report on audit results for 2022

March 17, 2023	Approval of appointment of independent auditors of subsidiaries	Attended	Attended	Retired	Attended
Approval of investigation result on the agenda for the annual general meeting of shareholders
Approval of auditor’s report for the annual general meeting of shareholders
Report on audit results by the independent auditor for the fiscal year 2022

April 21, 2023	Approval of amendments to the Internal Audit Guidelines	Attended	Attended	Retired	Attended
Prior approval of appointment of independent auditors of subsidiaries
Prior approval for non-audit for subsidiaries by the independent auditor
Report on the Form 20-F for the fiscal year 2022 to be filed with the U.S. Securities and Exchange Commission
Report on audit progress by independent auditor on the Form 20-F for the fiscal year 2022 to be filed with the U.S. Securities and Exchange Commission
Report on audit results for the first quarter of 2023
June 23, 2023	Prior approval of appointment of independent auditors of subsidiaries	Attended	Attended	Retired	Attended
Approval of investigation result on the agenda for the extraordinary general meeting of shareholders
Independent auditor’s report on the audit plans for the fiscal year 2023
Auditor’s review report for the first quarter of 2023
Report on audit results for April and May of 2023

July 21, 2023	Auditor’s review report for the fiscal year of 2022	Attended	Attended	Retired	Attended
Report on audit results for June of 2023

September 1, 2023	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Attended	Attended	Retired	Attended

September 15, 2023	Approval of appointment of independent auditors of subsidiaries	Attended	Attended	Retired	Attended
Approval of amendments to Internal Audit Regulations
Report on amendments to audit education plans in 2023
Auditor’s review report for the first half of 2023
Report on audit results for the first half of 2023
Report on audit results for July and August of 2023

Attendance Rate		100%	100%	100%	100%

*	Mr. Jun, Young-Sang was appointed as a Comptroller & Auditor General and member of the Audit Committee on March 7, 2023, in replacement of Mr. Choi, Young-Ho who retired on February 6, 2023.

V. Shareholder’s Meetings

1. Summary of shareholder’s meetings for a nine-month period ended September 30, 2023

Type	Agenda	Results
Extraordinary General Meeting held on February 27, 2023	Election of two Standing Directors	Approved as proposed
	Election of a Standing Director as a Comptroller & Auditor General and Member of the Audit Committee	Approved as proposed

Annual General Meeting held on March 28, 2023	Approval of the consolidated and separate financial statements for the fiscal year 2022	Approved as proposed
	Approval of the maximum aggregate amount of remuneration for directors in 2023	Approved as proposed

Extraordinary General Meeting held on June 26, 2023	Election of a Standing Director	Approved as proposed

Extraordinary General Meeting held on September 18, 2023	Election of the President & Chief Executive Officer	Approved as proposed

VI. Shareholders

1. List of shareholders as of September 30, 2023

		Number of shareholders	Shares owned	Percentage of total (%)
	Government of the Republic of Korea	1	116,841,794	18.20
	Korea Development Bank	1	211,235,264	32.90
	Subtotal	2	328,077,058	51.10
	National Pension Service	1	41,795,468	6.51
Public (Non-Koreans)	Common Shares	1,046	78,974,223	12.30
	American depositary shares (ADS)	1	10,516,680	1.64
	Public (Koreans)	669,086	182,600,648	28.45
	Total	670,136	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VII.	Directors and employees as of and for a nine-month period ended September 30, 2023 (KEPCO Only)

1.	Directors

(In thousands of Won)

Type		Number of directors	Total remuneration	Average remuneration per person	Remarks
Standing director		6	609,107	101,517	Excluding members of the Audit Committee
Non-standing director		6	135,000	22,500
Member of Audit Committee	Standing director	1	97,975	97,975	—
	Non-standing director	2	45,000	22,500	—
Total		15	887,082	59,139	—

2. Employees

(In thousands of Won)

Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non-regular	Total
Male	17,815	88	17,903	14.8	1,159,427,870	64,245
Female	5,309	57	5,366	13.3	287,229,211	53,253
Total	23,124	145	23,269	14.5	1,446,657,081	61,716

VIII. Other Information Necessary for the Protection of Investors

1. Pending legal proceedings as of September 30, 2023

(In billions of Won)

Type	Number of lawsuits	Amount claimed
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	675	837
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	278	461

2. Sanctions as of September 30, 2023

Prosecution Date	Subject		Sanctions	Relevant laws (charges)	Proceedings
	Position	Tenure
June 30, 2021	CEO of Korea Hydro & Nuclear Power Co., Ltd. (Former)	4yrs	Prosecution without detention	The Act on the Aggravated Punishment, etc. of specific economic crimes (Occupational breach of trust), The Criminal Act	In the progress in the district court

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name:	Park, WooGun
Title:	Vice President

Date: December 7, 2023

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Interim Consolidated Financial Statements

For the nine-month periods ended September 30, 2023 and 2022

(With Independent Auditor’s Review Report Thereon)

Report on review of interim consolidated financial statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors

Korea Electric Power Corporation:

We have reviewed the accompanying interim consolidated financial statements of Korea Electric Power Corporation (the “Company”) and its subsidiaries (collectively referred to as the “Group”), which comprise the interim consolidated statement of financial position as of September 30, 2023, and the related interim consolidated statements of comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2023 and 2022, interim consolidated statements of changes in equity and interim consolidated statements of cash flows for the nine-month periods then ended, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim consolidated financial statements

Management is responsible for the preparation and presentation of these interim consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review. We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matter

We have audited the consolidated statement of financial position of the Group as of December 31, 2022, and the related consolidated statement of comprehensive income (loss), consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 13, 2023 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2022 presented for comparative purposes, is not different, in all material respects, from the above audited consolidated statement of financial position.

November 14, 2023

This review report is effective as of November 14, 2023, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim consolidated financial statements and may result in modifications to this review report.

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Interim Consolidated Financial Statements

For the nine-month periods ended September 30, 2023 and 2022

“The accompanying interim consolidated financial statements, including all footnotes and disclosures,

have been prepared by, and are the responsibility of, the Group.”

Dong-Cheol Kim

President/CEO

Korea Electric Power Corporation

Corporate Address: #55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, KOREA

Phone Number: 061-345-3114(day) / 061-345-3203(night)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Financial Position

As of September 30, 2023 (Unaudited) and December 31, 2022

In millions of won	Note	September 30, 2023		December 31, 2022
Assets
Current assets
Cash and cash equivalents	5,6,7,44	~~W~~	4,494,474	3,234,780
Current financial assets, net	5,6,9,11,12,13,44,46		3,890,763	4,286,975
Trade and other receivables, net	5,8,20,24,44,45,46		10,665,934	10,461,822
Inventories, net	14		8,618,419	9,930,732
Income tax receivables			64,417	46,619
Current non-financial assets	15		1,195,590	1,744,869
Assets held-for-sale	41		45,648	44,748

Total current assets			28,975,245	29,750,545

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,44,46		3,886,972	3,336,835
Non-current trade and other receivables, net	5,8,20,44,45,46		2,250,714	2,153,080
Property, plant and equipment, net	18,24,27,48		179,717,455	177,865,308
Investment properties, net	19,27		186,320	208,286
Goodwill	16		125,525	100,093
Intangible assets other than goodwill, net	21,27,45		936,065	956,664
Investments in associates	4,17		6,384,470	5,844,464
Investments in joint ventures	4,17		3,693,089	3,147,584
Defined benefit assets, net	25		124,027	198,626
Deferred tax assets			13,701,209	10,934,375
Non-current non-financial assets	15		263,217	309,134

Total non-current assets			211,269,063	205,054,449

Total Assets	4	~~W~~	240,244,308	234,804,994

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Financial Position, Continued

As of September 30, 2023 (Unaudited) and December 31, 2022

In millions of won	Note	September 30, 2023		December 31, 2022
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,44,46	~~W~~	8,696,007	11,983,549
Current financial liabilities, net	5,12,23,44,46		31,997,374	22,703,996
Income tax payables			400,575	429,604
Current non-financial liabilities	20,28,29		8,263,319	6,974,377
Current provisions	26,44		2,164,724	2,427,051

Total current liabilities			51,521,999	44,518,577

Non-current liabilities
Non-current trade and other payables, net	5,22,24,44,46		5,519,480	5,638,914
Non-current financial liabilities, net	5,12,23,44,46		102,278,799	98,334,120
Non-current non-financial liabilities	28,29		11,035,388	10,662,661
Employee benefits liabilities, net	25,44		869,592	828,721
Deferred tax liabilities			6,275,353	6,457,103
Non-current provisions	26,44		26,562,234	26,364,642

Total non-current liabilities			152,540,846	148,286,161

Total Liabilities	4	~~W~~	204,062,845	192,804,738

Equity
Contributed capital	1,30,44
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			2,812,313	27,782,969
Unappropriated retained earnings (undisposed deficit)			10,907,481	(7,956,579)

			15,324,704	21,431,300

Other components of equity	33
Other capital surplus			1,283,831	1,268,569
Accumulated other comprehensive income			837,652	496,976
Other equity			13,294,972	13,294,973

			15,416,455	15,060,518

Equity attributable to owners of the controlling company			34,794,737	40,545,396
Non-controlling interests	16,32		1,386,726	1,454,860

Total Equity		~~W~~	36,181,463	42,000,256

Total Liabilities and Equity		~~W~~	240,244,308	234,804,994

The accompanying notes are an integral part of the interim consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Comprehensive Income (Loss)

For the three and nine-month periods ended September 30, 2023 and 2022 (Unaudited)

In millions of won, except per share information		September 30, 2023			September 30, 2022
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Sales	4,34,44,46
Sales of goods	2	~~W~~	23,869,022	64,100,951	19,176,859	50,104,404
Sales of services			185,521	490,793	177,365	460,940
Sales of construction services	20		228,329	542,102	241,233	670,692
Revenue related to transfer of assets from customers	28		187,102	552,645	177,501	529,027

			24,469,974	65,686,491	19,772,958	51,765,063

Cost of sales	14,25,42,46
Cost of sales of goods			(21,294,414)	(68,890,695)	(26,222,290)	(70,408,529)
Cost of sales of services			(171,339)	(413,569)	(171,600)	(465,688)
Cost of sales of construction services			(265,683)	(676,229)	(208,150)	(605,649)

			(21,731,436)	(69,980,493)	(26,602,040)	(71,479,866)

Gross profit (loss)			2,738,538	(4,294,002)	(6,829,082)	(19,714,803)
Selling and administrative expenses	25,35,42,46		(741,966)	(2,159,383)	(701,859)	(2,119,408)

Operating income (loss)	4		1,996,572	(6,453,385)	(7,530,941)	(21,834,211)
Other income	36		107,533	332,253	96,782	265,363
Other expenses	36		(20,556)	(150,015)	(76,066)	(161,258)
Other gains (losses), net	37		70,313	73,251	(15,193)	34,938
Finance income	5,12,38		658,406	1,637,028	1,720,492	2,979,199
Finance expenses	5,12,39		(1,678,500)	(4,600,749)	(2,662,680)	(5,250,698)
Profit (Loss) related to associates, joint ventures and subsidiaries	4,16,17
Gain on valuation of investments in associates and joint ventures			130,974	641,586	315,770	1,028,487
Gain on disposal of investments in associates and joint ventures			93	17,071	4,830	9,761
Loss on valuation of investments in associates and joint ventures			(17,492)	(59,038)	24,941	(79,026)
Loss on disposal of investments in associates and joint ventures			—	—	(1,294)	(1,676)
Loss on impairment of investments in associates and joint ventures			—	(7)	—	—
Loss on disposal of investments in subsidiaries			—	(564)	—	(31,532)

			113,575	599,048	344,247	926,014

Income (Loss) before income tax			1,247,343	(8,562,569)	(8,123,359)	(23,040,653)
Income tax benefit (expense)	40		(414,058)	2,580,270	2,239,146	6,394,696

Income (Loss) for the period		~~W~~	833,285	(5,982,299)	(5,884,213)	(16,645,957)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Comprehensive Income (Loss), Continued

For the three and nine-month periods ended September 30, 2023 and 2022 (Unaudited)

In millions of won, except per share information		September 30, 2023			September 30, 2022
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Other comprehensive income (loss), net of tax	5,12,25,31,33
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability	25,31	~~W~~	81,486	(55,037)	169,621	518,215
Share of other comprehensive income (loss) of associates and joint ventures	31		(1,153)	(1,947)	(4,015)	(1,647)
Net change in fair value of financial assets at fair value through other comprehensive income (loss)	33		43,513	(24,798)	52,680	32,237
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,33		6,237	(5,710)	(36,095)	(43,541)
Foreign currency translation of foreign operations	33		(9,351)	20,609	149,339	242,816
Share of other comprehensive income of associates and joint ventures	33		165,809	367,535	457,379	920,833

Other comprehensive income for the period			286,541	300,652	788,909	1,668,913

Total comprehensive income (loss) for the period		~~W~~	1,119,826	(5,681,647)	(5,095,304)	(14,977,044)

Profit (Loss) attributable to:
Owners of the controlling company	43	~~W~~	793,947	(6,055,340)	(5,905,386)	(16,695,435)
Non-controlling interests			39,338	73,041	21,173	49,478

		~~W~~	833,285	(5,982,299)	(5,884,213)	(16,645,957)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	1,072,118	(5,765,920)	(5,176,519)	(15,131,160)
Non-controlling interests			47,708	84,273	81,215	154,116

		~~W~~	1,119,826	(5,681,647)	(5,095,304)	(14,977,044)

Earnings (Loss) per share (in won)	43
Basic and diluted Earnings (loss) per share		~~W~~	1,237	(9,433)	(9,199)	(26,007)

The accompanying notes are an integral part of the interim consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2023 and 2022 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2022	~~W~~	4,053,578	45,258,244	14,468,450	63,780,272	1,546,434	65,326,706
Total comprehensive income (loss) for the period
Profit (Loss) for the period		—	(16,695,435)	—	(16,695,435)	49,478	(16,645,957)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	486,143	—	486,143	32,072	518,215
Share of other comprehensive income (loss) of associates and joint ventures, net of tax		—	(1,647)	—	(1,647)	—	(1,647)
Net change in fair value of financial assets at fair value through other comprehensive income (loss), net of tax		—	—	32,238	32,238	(1)	32,237
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(48,282)	(48,282)	4,741	(43,541)
Foreign currency translation of foreign operations, net of tax		—	—	174,990	174,990	67,826	242,816
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	920,833	920,833	—	920,833
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	—	—	—	(33,882)	(33,882)
Additional paid-in capital and others		—	846	256	1,102	104,054	105,156
Transactions between consolidated entities		—	—	(515)	(515)	(2,413)	(2,928)
Changes in consolidation scope		—	—	(585)	(585)	22,961	22,376
Dividends paid for hybrid bonds		—	—	—	—	(10,039)	(10,039)

Balance as of September 30, 2022	~~W~~	4,053,578	29,048,151	15,547,385	48,649,114	1,781,231	50,430,345

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Changes in Equity, Continued

For the nine-month periods ended September 30, 2023 and 2022 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2023	~~W~~	4,053,578	21,431,300	15,060,518	40,545,396	1,454,860	42,000,256
Total comprehensive income (loss) for the period
Profit (Loss) for the period		—	(6,055,340)	—	(6,055,340)	73,041	(5,982,299)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(49,309)	—	(49,309)	(5,728)	(55,037)
Share of other comprehensive income (loss) of associates and joint ventures, net of tax		—	(1,947)	—	(1,947)	—	(1,947)
Net change in fair value of financial assets at fair value through other comprehensive income (loss), net of tax		—	—	(24,797)	(24,797)	(1)	(24,798)
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(8,847)	(8,847)	3,137	(5,710)
Foreign currency translation of foreign operations, net of tax		—	—	6,785	6,785	13,824	20,609
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	367,535	367,535	—	367,535
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	—	—	—	(42,911)	(42,911)
Additional paid-in capital and others		—	—	14	14	4,011	4,025
Transactions between consolidated entities		—	—	15,259	15,259	(106,232)	(90,973)
Changes in consolidation scope		—	—	(12)	(12)	384	372
Dividends paid for hybrid bonds		—	—	—	—	(7,659)	(7,659)

Balance as of September 30, 2023	~~W~~	4,053,578	15,324,704	15,416,455	34,794,737	1,386,726	36,181,463

The accompanying notes are an integral part of the interim consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2023 and 2022 (Unaudited)

In millions of won	September 30, 2023		September 30, 2022
Cash flows from operating activities
Loss for the period	~~W~~	(5,982,299)	(16,645,957)

Adjustments to reconcile loss for the period to net cash provided by operating activities:
Income tax benefit		(2,580,270)	(6,394,696)
Depreciation		9,720,463	9,290,943
Amortization		123,286	117,107
Employee benefits expense		262,823	356,140
Bad debt expense		47,596	3,103
Interest expense		3,310,430	1,925,955
Loss on disposal of financial assets		1	1,018
Loss on disposal of property, plant and equipment		38,800	68,574
Loss on abandonment of property, plant and equipment		148,669	124,941
(Reversal of) Loss on impairment of property, plant and equipment		6,167	(4,659)
Loss on impairment of intangible assets		283	14
Loss on disposal of intangible assets		71	48
Increase in provisions		905,231	1,010,626
Loss on foreign currency translation, net		974,221	2,665,455
Gain on valuation of financial assets at fair value through profit or loss		(27,126)	(5,808)
Loss on valuation of financial assets at fair value through profit or loss		3,499	27,389
Valuation and transaction gain on derivative instruments, net		(975,882)	(2,368,029)
Gain on valuation of investments in associates and joint ventures, net		(582,548)	(949,461)
Gain on disposal of financial assets		(7,915)	(9,104)
Gain on disposal of property, plant and equipment		(26,120)	(132,845)
Gain on disposal of intangible assets		(100)	(41)
Gain on disposal of associates and joint ventures		(17,071)	(9,761)
Loss on disposal of associates and joint ventures		—	1,676
Impairment loss of investments in associates and joint ventures		7	—
Loss on disposal of subsidiaries		564	31,532
Interest income		(311,371)	(228,421)
Dividends income		(16,587)	(18,138)
Others, net		147,779	201,250

		11,144,900	5,704,808

Changes in working capital:
Trade receivables		(217,812)	(21,890)
Non-trade receivables		303,576	57,647
Accrued income		(104,573)	35,609
Other receivables		59,697	67,064
Other current assets		196,008	(421,607)
Inventories		483,915	(2,628,383)
Other non-current assets		(152,044)	50,144
Trade payables		(3,069,682)	2,171,177
Non-trade payables		(89,524)	(111,039)
Accrued expenses		(291,099)	(31,698)
Other current liabilities		402,333	709,021
Other non-current liabilities		1,068,273	370,499
Investments in associates and joint ventures (dividends received)		358,229	382,890
Provisions		(1,104,537)	(1,175,676)
Payments of employee benefit obligations		(251,297)	(156,264)
Plan assets		(23,507)	(35,877)

	~~W~~	(2,432,044)	(738,383)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2023 and 2022 (Unaudited)

In millions of won	September 30, 2023		September 30, 2022
Cash generated from operating activities	~~W~~	2,730,557	(11,679,532)
Dividends received		16,587	18,138
Interest paid		(3,143,837)	(1,744,315)
Interest received		268,092	139,562
Income taxes paid		(508,124)	(393,037)

Net cash flows used in operating activities		(636,725)	(13,659,184)

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		5,373	41,875
Acquisition of investments in associates and joint ventures		(349,277)	(328,386)
Proceeds from disposals of property, plant and equipment		212,449	355,968
Acquisition of property, plant and equipment		(10,223,124)	(8,853,462)
Proceeds from disposals of intangible assets		22	115
Acquisition of intangible assets		(49,117)	(55,711)
Proceeds from disposals of financial assets		3,305,719	13,843,713
Acquisition of financial assets		(2,975,990)	(14,044,373)
Increase in loans		(104,871)	(336,653)
Collection of loans		89,446	62,439
Increase in deposits		(107,672)	(164,784)
Decrease in deposits		94,541	89,717
Proceeds from disposals of assets held-for-sale		14,363	9,665
Receipt of government grants		29,812	34,110
Use of government grants		(32)	—
Net cash outflow from changes in consolidation scope		(26,178)	3,203
Other cash outflow from investing activities, net		(59,959)	(156,483)

Net cash flows used in investing activities		(10,144,495)	(9,499,047)

Cash flows from financing activities
Proceeds from short-term borrowings, net		901,392	3,928,031
Proceeds from long-term borrowings and debt securities		21,661,828	30,592,865
Repayment of long-term borrowings and debt securities		(10,173,311)	(8,372,768)
Payment of lease liabilities		(455,846)	(442,645)
Settlement of derivative instruments, net		152,568	489,503
Change in non-controlling interests		(136,351)	99,516
Dividends paid for hybrid bonds		(7,659)	(10,039)
Dividends paid		(42,912)	(33,882)
Other cash outflow from financing activities, net		46,061	(13,449)

Net cash flows provided by financing activities		11,945,770	26,237,132

Net increase in cash and cash equivalents before effect of exchange rate fluctuations		1,164,550	3,078,901
Effect of exchange rate fluctuations on cash held		95,144	159,224

Net increase in cash and cash equivalents		1,259,694	3,238,125
Cash and cash equivalents as of January 1		3,234,780	2,635,238

Cash and cash equivalents as of September 30	~~W~~	4,494,474	5,873,363

The accompanying notes are an integral part of the interim consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1110 Consolidated Financial Statements, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of September 30, 2023, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 90,379,749 shares (14.08%) as of July 10, 2023, the most recent closing date of shareholder list.

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These interim consolidated financial statements have been prepared in accordance with KIFRS 1034 Interim Financial Reporting, enacted by the Act on External Audits of Stock Companies in the Republic of Korea. The accompanying interim consolidated financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income or loss

•	derivative financial instruments are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (presented as “won” or “KRW”), which is also the functional currency of KEPCO and most of the significant operating subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The followings are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, and estimations on provision for decommissioning costs

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group determines the estimated future taxable income is not sufficient to realize the deferred tax assets recognized.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 25).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Electricity delivered but neither metered nor billed is estimated at the reporting date based on the volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, and etc. Unbilled revenue recognized as of September 30, 2023 and 2022 are ~~W~~1,885,288 million and ~~W~~1,543,724 million, respectively.

(vi)	Construction contracts

The Group recognizes revenue over time using the cost-based input method which represents a faithful depiction of the Group’s progress towards complete satisfaction of providing the power plant construction, which has been identified as a single performance obligation. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred. Costs incurred towards contract completion include costs associated with direct materials, labor, and other indirect costs related to contract performance. Judgment is required in estimating the costs expected to incur in completing the construction projects which involves estimating future materials, labor, contingencies and other related costs. Revenue is estimated based on the contractual amount; however, it can also be affected by uncertainties resulting from unexpected future events.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

Changes in accounting standards effective from January 1, 2023 are as follows. The Group believes that these amendments have no significant impact on the Group’s interim consolidated financial statements. The Group has not early adopted any other standards, interpretations or amendments that has been issued but is not yet effective.

Amendments to KIFRS 1117 – Insurance Contracts

The amendments provide a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. KIFRS 1117 replaces KIFRS 1104 that was issued in 2005. KIFRS 1117 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The overall objective of KIFRS 1117 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in KIFRS 1104, which are largely based on grandfathering previous local accounting policies, KIFRS 1117 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. KIFRS 1117 is based on a general model, supplemented by:

•	A specific adaptation for contracts with direct participation features (the variable fee approach)

•	A simplified approach (the premium allocation approach) mainly for short-duration contracts.

Amendments to KIFRS 1008 – Definition of Accounting Estimates

The amendments to KIFRS 1008 clarify the distinction between changes in accounting estimates, and changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

Amendments to KIFRS 1001 – Disclosure of Accounting Policies

The amendments to KIFRS 1001 provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

Amendments to KIFRS 1012 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments KIFRS 1012 Income Taxes narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

3.	Material Accounting Policies

The accounting policies applied by the Group in these interim consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2022, except for the changes described in Note 2.(5).

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by chief operating decision makers of the Group including but not limited to the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business Unit that manages the Group’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arm’s-length basis at market prices that would be applicable to an independent third party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the three and nine-month periods ended September 30, 2023 and 2022, respectively, are as follows:

In millions of won
September 30, 2023
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating Profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related associates, joint ventures and subsidiaries
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
Transmission and distribution	~~W~~	23,893,276	63,893,249	433,934	1,342,959	23,459,342	62,550,290	(679,946)	(7,906,018)	1,062,529	3,181,623	21,301	67,845	731,354	2,072,994	33,050	302,313
Electric power generation (Nuclear)		3,255,330	7,342,810	3,213,948	7,244,975	41,382	97,835	893,702	(161,874)	1,110,684	3,315,794	16,855	44,154	172,008	515,948	(12,644)	(4,303)
Electric power generation (Non-nuclear)		10,083,948	28,504,606	9,421,413	26,273,630	662,535	2,230,976	1,664,082	1,483,222	1,124,473	3,196,505	14,170	40,387	207,605	573,116	93,665	302,795
Plant maintenance & engineering service		731,975	2,173,168	623,037	1,852,376	108,938	320,792	76,317	242,278	33,232	95,390	5,824	17,110	306	971	(496)	(1,757)
Others		557,684	1,721,887	359,907	1,235,289	197,777	486,598	69,615	126,881	48,432	158,764	60,853	175,462	59,404	192,140	—	—
Consolidation adjustments		(14,052,239)	(37,949,229)	(14,052,239)	(37,949,229)	—	—	(27,198)	(237,874)	(34,925)	(104,327)	(11,540)	(33,587)	(17,458)	(44,739)	—	—

	~~W~~	24,469,974	65,686,491	—	—	24,469,974	65,686,491	1,996,572	(6,453,385)	3,344,425	9,843,749	107,463	311,371	1,153,219	3,310,430	113,575	599,048

In millions of won
September 30, 2022
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating Profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related associates, joint ventures and subsidiaries
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
Transmission and distribution	~~W~~	19,247,360	50,118,847	492,966	1,312,771	18,754,394	48,806,076	(8,942,513)	(23,947,575)	1,032,300	3,089,222	20,579	44,614	374,938	894,874	184,099	583,570
Electric power generation (Nuclear)		2,854,428	7,884,651	2,819,843	7,780,138	34,585	104,513	576,108	1,163,698	1,031,671	3,048,937	12,432	26,891	139,069	417,083	(1,662)	6,334
Electric power generation (Non-nuclear)		12,003,164	29,850,362	11,365,891	28,005,911	637,273	1,844,451	838,382	803,741	1,057,054	3,131,389	13,666	35,284	184,063	513,472	161,101	334,732
Plant maintenance & engineering service		753,326	2,095,566	644,722	1,781,931	108,604	313,635	66,588	147,994	31,094	92,526	2,957	9,116	296	979	709	1,378
Others		696,832	1,895,167	458,730	1,198,779	238,102	696,388	95,836	236,933	43,723	135,105	50,665	137,628	41,613	135,809	—	—
Consolidation adjustments		(15,782,152)	(40,079,530)	(15,782,152)	(40,079,530)	—	—	(165,342)	(239,002)	(33,269)	(89,129)	(10,149)	(25,112)	(17,679)	(36,262)	—	—

	~~W~~	19,772,958	51,765,063	—	—	19,772,958	51,765,063	(7,530,941)	(21,834,211)	3,162,573	9,408,050	90,150	228,421	722,300	1,925,955	344,247	926,014

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won
September 30, 2023
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	133,314,551	6,164,583	5,311,121	118,286,421
Electric power generation (Nuclear)		70,278,080	152,060	2,274,402	44,470,472
Electric power generation (Non-nuclear)		67,548,161	3,706,805	2,360,865	38,023,102
Plant maintenance & engineering service		4,210,021	54,111	132,983	1,351,054
Others		13,596,083	—	534,824	6,194,836
Consolidation adjustments		(48,702,588)	—	(303,640)	(4,263,040)

	~~W~~	240,244,308	10,077,559	10,310,555	204,062,845

In millions of won
December 31, 2022
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	131,023,727	5,678,141	6,055,179	108,963,058
Electric power generation (Nuclear)		69,129,625	143,304	2,008,409	42,843,974
Electric power generation (Non-nuclear)		69,468,039	3,113,918	3,547,815	40,428,907
Plant maintenance & engineering service		4,051,157	56,685	200,338	1,272,408
Others		12,895,981	—	839,885	5,796,718
Consolidation adjustments		(51,763,535)	—	(38,633)	(6,500,327)

	~~W~~	234,804,994	8,992,048	12,612,993	192,804,738

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

In millions of won	Revenue from external customers					Non-current assets (*2)
	September 30, 2023			September 30, 2022		September 30, 2023	December 31, 2022
Geographical unit	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Domestic	~~W~~	24,086,928	64,785,365	19,317,163	50,533,212	186,236,428	183,707,117
Overseas (*1)		383,046	901,126	455,795	1,231,851	5,069,713	4,724,416

	~~W~~	24,469,974	65,686,491	19,772,958	51,765,063	191,306,141	188,431,533

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets, deferred tax assets and defined benefit assets.

(5)	Information on significant customers

There is no single customer who accounts for 10% or more of the Group’s revenue for the nine-month periods ended September 30, 2023 and 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	4,494,474	—	4,494,474
Current financial assets
Current financial assets at fair value through profit or loss		2,768,047	—	—	—	2,768,047
Current financial assets at amortized costs		—	—	18,480	—	18,480
Current derivative assets		183,458	—	—	71,958	255,416
Other financial assets		—	—	848,820	—	848,820
Trade and other receivables		—	—	10,665,934	—	10,665,934

		2,951,505	—	16,027,708	71,958	19,051,171

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		493,572	—	—	—	493,572
Non-current financial assets at fair value through other comprehensive income		—	515,283	—	—	515,283
Non-current financial assets at amortized costs		—	—	10,290	—	10,290
Non-current derivative assets		863,793	—	—	342,838	1,206,631
Other financial assets		—	—	1,661,196	—	1,661,196
Trade and other receivables		—	—	2,250,714	—	2,250,714

		1,357,365	515,283	3,922,200	342,838	6,137,686

	~~W~~	4,308,870	515,283	19,949,908	414,796	25,188,857

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of September 30, 2023 and December 31, 2022 are as follows, continued:

In millions of won	December 31, 2022
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	3,234,780	—	3,234,780
Current financial assets
Current financial assets at fair value through profit or loss		3,181,791	—	—	—	3,181,791
Current financial assets at amortized costs		—	—	16,762	—	16,762
Current derivative assets		154,730	—	—	134,873	289,603
Other financial assets		—	—	798,819	—	798,819
Trade and other receivables		—	—	10,461,822	—	10,461,822

		3,336,521	—	14,512,183	134,873	17,983,577

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		527,717	—	—	—	527,717
Non-current financial assets at fair value through other comprehensive income		—	502,829	—	—	502,829
Non-current financial assets at amortized costs		—	—	10,236	—	10,236
Non-current derivative assets		538,342	—	—	190,079	728,421
Other financial assets		—	—	1,567,632	—	1,567,632
Trade and other receivables		—	—	2,153,080	—	2,153,080

		1,066,059	502,829	3,730,948	190,079	5,489,915

	~~W~~	4,402,580	502,829	18,243,131	324,952	23,473,492

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	15,639,212	—	15,639,212
Debt securities		—	16,338,907	—	16,338,907
Derivative liabilities		19,255	—	—	19,255
Trade and other payables		—	8,696,007	—	8,696,007

		19,255	40,674,126	—	40,693,381

Non-current liabilities
Borrowings		—	3,269,803	—	3,269,803
Debt securities		—	98,788,728	—	98,788,728
Derivative liabilities		213,613	—	6,655	220,268
Trade and other payables		—	5,519,480	—	5,519,480

		213,613	107,578,011	6,655	107,798,279

	~~W~~	232,868	148,252,137	6,655	148,491,660

In millions of won	December 31, 2022
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	12,457,853	—	12,457,853
Debt securities		—	10,201,149	—	10,201,149
Derivative liabilities		44,994	—	—	44,994
Trade and other payables		—	11,983,549	—	11,983,549

		44,994	34,642,551	—	34,687,545

Non-current liabilities
Borrowings		—	2,962,323	—	2,962,323
Debt securities		—	94,984,040	—	94,984,040
Derivative liabilities		362,252	—	25,505	387,757
Trade and other payables		—	5,638,914	—	5,638,914

		362,252	103,585,277	25,505	103,973,034

	~~W~~	407,246	138,227,828	25,505	138,660,579

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

In millions of won		September 30, 2023			September 30, 2022
		Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Cash and cash equivalents	Interest income	~~W~~	32,240	73,313	10,165	24,598
	Gain on foreign currency transactions and translations		17,530	28,880	43,515	89,342
Financial assets at fair value through profit or loss	Interest income		12,716	43,486	16,558	36,181
	Dividends income		1,764	2,791	2,822	3,880
	Gain (Loss) on valuation of financial assets		8,809	23,627	(10,077)	(21,581)
	Gain on disposal of financial assets		1,345	7,914	7,886	8,086
Financial assets at fair value through other comprehensive income	Dividends income		3,411	13,796	38	14,258
Financial assets at amortized cost	Interest income		672	1,772	747	1,392
	Gain on foreign currency transactions and translations		2,867	1,576	9,205	12,430
Loans	Interest income		11,742	35,612	15,305	26,316
	Gain on foreign currency transactions and translations		183	444	882	1,555
Trade and other receivables	Interest income		41,239	124,798	37,192	117,192
	Gain (Loss) on foreign currency transactions and translations		17,719	38,904	(61,990)	(2,700)
Short-term financial instruments	Interest income		4,404	18,472	4,726	10,577
	Gain on foreign currency transactions and translations		—	—	—	3,513
Long-term financial instruments	Interest income		4,198	13,333	5,369	11,963
	Gain on foreign currency transactions and translations		—	1	2	4
Other financial assets	Interest income		253	585	88	202
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		949,774	2,709,776	560,849	1,431,109
	Loss on repayment of financial liabilities		—	—	—	(15)
	Interest expense of trade and other payables		49,145	141,429	21,371	119,746
	Interest expense of others		154,298	459,225	140,080	375,100
	Other finance income		2,928	4,312	578	897
	Other finance expenses		40	572	92	1,406
	Loss on foreign currency transactions and translations		(452,134)	(1,105,526)	(1,861,582)	(3,196,170)
Derivative assets (trading)	Gain on valuation of derivatives		283,349	600,548	722,537	1,170,378
	Gain on transaction of derivatives		27,954	71,627	160,008	196,632
Derivatives (applying hedge accounting)	Gain on valuation of derivatives (profit or loss)		95,528	272,362	525,102	884,996
	Gain (Loss) on valuation of derivatives (equity, before tax)		7,035	(16,830)	(68,139)	(94,765)
	Gain on transaction of derivatives		3,738	31,345	48,203	116,023

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

6.	Restricted Deposits

Restricted deposits as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won		September 30, 2023		December 31, 2022
Cash and cash equivalents	Escrow accounts	~~W~~	3,125	2,912
	Deposits for government project and others		28,354	30,586
	Collateral provided for borrowings		184,201	250,346
	Collateral provided for lawsuit		1,311	57
	Deposits for transmission regional support program		12,246	8,626
	Deposits for other business purposes		42,759	3,825
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		95,500	101,500
	Collateral provided for borrowings		25,410	1,000
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		344,264	386,220
Long-term financial instruments	Escrow accounts		—	1,603
	Guarantee deposits for banking accounts at oversea branches		19	18
	Collateral provided for borrowings		28,245	21,745
	Decommissioning costs of nuclear power plants		575,000	497,609
Other non-current assets	Deposits for other business purposes		1,735	4,355

		~~W~~	1,342,169	1,310,402

7.	Cash and Cash Equivalents

Cash and cash equivalents as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Cash	~~W~~	13,866	21,113
Other demand deposits		2,962,021	1,906,248
Short-term deposits classified as cash equivalents		1,223,494	1,063,290
Short-term investments classified as cash equivalents		295,093	244,129

	~~W~~	4,494,474	3,234,780

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	10,061,895	(217,058)	—	9,844,837
Other receivables		883,841	(59,264)	(3,480)	821,097

		10,945,736	(276,322)	(3,480)	10,665,934

Non-current assets
Trade receivables		215,314	(2,075)	—	213,239
Other receivables		2,125,815	(75,539)	(12,801)	2,037,475

		2,341,129	(77,614)	(12,801)	2,250,714

	~~W~~	13,286,865	(353,936)	(16,281)	12,916,648

In millions of won	December 31, 2022
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	9,700,880	(196,829)	—	9,504,051
Other receivables		1,004,528	(44,388)	(2,369)	957,771

		10,705,408	(241,217)	(2,369)	10,461,822

Non-current assets
Trade receivables		197,955	(2,171)	—	195,784
Other receivables		2,033,705	(65,065)	(11,344)	1,957,296

		2,231,660	(67,236)	(11,344)	2,153,080

	~~W~~	12,937,068	(308,453)	(13,713)	12,614,902

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	231,829	(56,111)	(85)	175,633
Accrued income		125,833	—	—	125,833
Deposits		336,545	—	(3,395)	333,150
Finance lease receivables (*1)		74,934	(1,860)	—	73,074
Others		114,700	(1,293)	—	113,407

		883,841	(59,264)	(3,480)	821,097

Non-current assets
Non-trade receivables		198,831	(56,662)	(214)	141,955
Accrued income		5,573	—	—	5,573
Deposits		437,697	—	(12,587)	425,110
Finance lease receivables (*2)		1,215,779	(3,111)	—	1,212,668
Others		267,935	(15,766)	—	252,169

		2,125,815	(75,539)	(12,801)	2,037,475

	~~W~~	3,009,656	(134,803)	(16,281)	2,858,572

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~120,777 million.
(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~1,010,455 million.

In millions of won	December 31, 2022
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	459,245	(41,293)	(21)	417,931
Accrued income		109,267	—	—	109,267
Deposits		289,580	—	(2,348)	287,232
Finance lease receivables (*1)		67,583	(1,802)	—	65,781
Others		78,853	(1,293)	—	77,560

		1,004,528	(44,388)	(2,369)	957,771

Non-current assets
Non-trade receivables		140,128	(52,696)	(182)	87,250
Accrued income		2,004	—	—	2,004
Deposits		459,861	—	(11,162)	448,699
Finance lease receivables (*2)		1,171,807	(2,703)	—	1,169,104
Others		259,905	(9,666)	—	250,239

		2,033,705	(65,065)	(11,344)	1,957,296

	~~W~~	3,038,233	(109,453)	(13,713)	2,915,067

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~114,347 million.
(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~1,024,927 million.

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. However once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Trade receivables: (not overdue)	~~W~~	9,972,917	9,509,775

Trade receivables: (impairment reviewed)		304,292	389,060

Less than 60 days		6,596	5,592
60 ~ 90 days		56,149	36,389
90 ~ 120 days		11,319	31,442
120 days ~ 1 year		47,324	99,655
Over 1 year		182,904	215,982

		10,277,209	9,898,835
Less: allowance for doubtful accounts		(219,133)	(199,000)

	~~W~~	10,058,076	9,699,835

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that other receivables are impaired and significant and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(5)	Changes in the allowance for doubtful accounts for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023			December 31, 2022
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	199,000	109,453	205,339	82,710
Bad debts expense		44,778	8,097	27,078	4,220
Write-off		(18,913)	(532)	(26,319)	(1,103)
Reversal		(5,279)	—	(3,444)	(37)
Others		(453)	17,785	(3,654)	23,663

Ending balance	~~W~~	219,133	134,803	199,000	109,453

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

9.	Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or loss as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary Certificate	~~W~~	302	113,395	294	121,406
Cooperative		—	6,104	—	6,329
Others (*)		2,767,745	217,346	3,181,497	173,386

		2,768,047	336,845	3,181,791	301,121

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	156,727	—	226,596

		~~W~~2,768,047	493,572	3,181,791	527,717

(*)	‘Others’ include MMT which consist of government bond, RP, CP and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	300,057	430	—	5,497	—	305,984
Unlisted		202,243	2,060	(31)	(84)	503	204,691

		502,300	2,490	(31)	5,413	503	510,675

Debt securities
Corporate bond		529	4,079	—	—	—	4,608

		502,829	6,569	(31)	5,413	503	515,283

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		502,829	6,569	(31)	5,413	503	515,283

In millions of won	December 31, 2022
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	273,826	—	—	28,585	(2,354)	300,057
Unlisted		160,790	9,451	—	33,237	(1,235)	202,243

		434,616	9,451	—	61,822	(3,589)	502,300

Debt securities
Corporate bond		491	—	—	38	—	529

		435,107	9,451	—	61,860	(3,589)	502,829

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		435,107	9,451	—	61,860	(3,589)	502,829

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	55,809	55,809
KG Mobility Co., Ltd. (formerly, Ssangyong Motor Co., Ltd.)	12,205	0.01%		428	105	105
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	39	39
PAN Ocean Co., Ltd.	1,492	0.00%		14	8	8
STX Heavy Industries Co., Ltd.	68,874	0.24%		537	655	655
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	118,742	118,742
Denison Mines Corp.	58,284,000	6.97%		84,134	129,266	129,266
Fission Uranium Corp.	100,000	0.01%		41	91	91
SangSangin Industry Co., Ltd.	1,457	0.01%		38	3	3
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	2	2
Vissem electronics, Co., Ltd.	301	0.00%		11	2	2
KC Industry Co., Ltd.	139	0.00%		6	—	—
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,257	1,257
Aone Alform Co., Ltd.	2,672	0.04%		19	4	4
BDI Co., Ltd. (*3)	6,390,478	32.53%		—	—	—

				325,220	305,984	305,984

Unlisted (*1)
Intellectual Discovery Co., Ltd.	200,000	6.00%		5,000	954	954
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
Set Holding (*2)	1,100,220	2.50%		229,255	163,580	163,580
SGC Greenpower Co., Ltd.	580,000	5.00%		2,900	7,855	7,855
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	2,017	2,017
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,639	5,639
Good Tcells Co., Ltd.	11,364	0.34%		500	348	348
IPS Bio Co., Ltd.	1,975	3.13%		1,000	843	843
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.64%		1,000	1,000	1,000
Fine Powerex Co., Ltd.	72,633	4.58%		1,500	1,500	1,500
Agencore Co., Ltd.	104,350	5.24%		1,200	1,200	1,200
SamHong Machinery Co., Ltd.	476,192	8.98%		5,000	5,000	5,000
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	1,000	1,000
Dailyshot Co., Ltd.	1,695	1.85%		1,001	1,001	1,001
Mediquitous Co., Ltd.	5,080	0.66%		1,250	1,250	1,250
Black Materials Co., Ltd.	37,038	8.31%		500	500	500
Jeongeup Green Power Co., Ltd.	56,000	8.84%		560	560	560
Monit Co., Ltd.	166,667	14.29%		1,000	1,000	1,000
3i Powergen Inc.	—	15.00%		1,482	—	—
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Hwan Young Steel Co., Ltd. and others (*4)	—	—		10,751	6,868	6,868

				291,515	204,691	204,691

Debt securities (*1)
Aron Flying Ship Co., Ltd	—	—		491	528	528
Ino Platech Co., Ltd.	—	—		1,080	1,080	1,080
Daebon Tech Co., Ltd.	—	—		3,000	3,000	3,000

				4,571	4,608	4,608

			~~W~~	621,306	515,283	515,283

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of September 30, 2023 and December 31, 2022 are as follows, continued:

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the income approach and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the nine-month period ended September 30, 2023.

(*3)

During the nine-month period ended September 30, 2023, shares were acquired through investment-equity conversion following the corporate rehabilitation procedure of BDI Co., Ltd. As the Group does not have significant influence until the corporate rehabilitation procedure is terminated, the Group classified the investment as financial assets at fair value through other comprehensive income.

(*4)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of 413 companies including Hwan Young Steel Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of September 30, 2023 and December 31, 2022 are as follows, continued:

In millions of won	December 31, 2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	64,526	64,526
KG Mobility Co., Ltd. (formerly, Ssangyong Motor Co., Ltd.)	12,205	0.03%		428	107	107
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	34	34
PAN Ocean Co., Ltd.	1,492	0.00%		14	9	9
STX Heavy Industries Co., Ltd.	7,419	0.03%		107	54	54
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	149,503	149,503
Denison Mines Corp.	58,284,000	7.09%		84,134	84,502	84,502
Fission Uranium Corp.	100,000	1.73%		41	75	75
SangSangin Industry Co., Ltd.	5,831	0.01%		38	3	3
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	3	3
Vissem electronics, Co., Ltd.	229	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	—	—
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,229	1,229
Aone Alform Co., Ltd.	2,672	0.04%		19	10	10

				324,790	300,057	300,057

Unlisted (*1)
Intellectual Discovery Co., Ltd.	200,000	6.00%		5,000	954	954
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
Set Holding (*2)	1,100,220	2.50%		229,255	163,580	163,580
SGC Greenpower Co., Ltd.	580,000	5.00%		2,900	7,856	7,856
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	2,016	2,016
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,638	5,638
Good Tcells Co., Ltd.	11,364	0.34%		500	347	347
IPS Bio Co., Ltd.	1,975	3.13%		1,000	843	843
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.87%		1,000	1,000	1,000
Fine Powerex Co., Ltd.	72,633	4.92%		1,500	1,500	1,500
Electric Contractors’ Financial Cooperative Co., Ltd.	—	—		39	39	39
Information & Communication Financial Cooperative Co., Ltd.	—	—		15	15	15
Agencore Co., Ltd.	104,350	5.67%		1,200	1,200	1,200
SamHong Machinery Co., Ltd.	476,192	19.23%		5,000	5,000	5,000
Aloha Factory Co., Ltd.	2,970	3.61%		1,000	1,000	1,000
Dailyshot Co., Ltd.	339	1.85%		1,001	1,001	1,001
Mediquitous Co., Ltd.	5,080	0.69%		1,250	1,250	1,250
Hwan Young Steel Co., Ltd. and others (*3)	—	—		10,329	6,428	6,428

				269,065	202,243	202,243

Debt securities
Aron Flying Ship Co., Ltd. (*1)	—	—		500	529	529

			~~W~~	594,355	502,829	502,829

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of September 30, 2023 and December 31, 2022 are as follows, continued:

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the approach and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2022.

(*3)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of 405 companies including Hwan Young Steel Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

11.	Financial Assets at Amortized Cost

Financial assets at amortized cost as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,515	1,515
Others		27,255	27,255

	~~W~~	28,770	28,770

Current	~~W~~	18,480	18,480
Non-current		10,290	10,290

In millions of won	December 31, 2022
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,920	1,920
Others		25,078	25,078

	~~W~~	26,998	26,998

Current	~~W~~	16,762	16,762
Non-current		10,236	10,236

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

12.	Derivatives

(1)	Derivatives as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	11,100	22,455	648	17,432
Currency swap		224,122	934,179	236,470	589,300
Interest rate swap		18,854	214,486	52,485	81,188
Others (*3)		1,340	35,511	—	40,501

	~~W~~	255,416	1,206,631	289,603	728,421

Derivative liabilities
Currency forward	~~W~~	186	—	32,660	—
Currency swap		5,171	171,879	6,319	328,995
Interest rate swap		946	4,934	—	2,735
Others (*1,2,3)		12,952	43,455	6,015	56,027

	~~W~~	19,255	220,268	44,994	387,757

(*1)

The Group has an obligation to settle the convertible preferred stock to financial investors pursuant to the settlement contract with Samcheok Eco Materials Co., Ltd. and the fair value of the obligation is recorded in ‘Others’ (See note 46).

(*2)	The Group has granted stock option to Chester Solar IV SpA, a joint venture of the Group, and 4 other third party investors, and recognized its fair value as other derivative liabilities.
(*3)	The Group has an obligation to purchase the shares of Hyundai Green Power Co., Ltd., an associate of the Group from financial investors, and the fair value of the obligation is recorded in ‘Others’.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of September 30, 2023 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract date	Maturity date	Contract amounts				Contract exchange rate (in won)
			Pay		Receive
Standard Chartered	2023.08.25	2023.10.04	~~W~~	6,094	USD	4,600	~~W~~	1,324.90
Morgan Stanley	2023.08.30	2023.10.05		19,773	USD	15,000		1,318.20
Hana Bank	2023.08.30	2023.10.10		13,199	USD	10,000		1,319.90
JP Morgan	2023.09.04	2023.10.11		9,219	USD	7,000		1,317.00
Busan Bank	2023.09.11	2023.10.16		13,314	USD	10,000		1,331.40
Kookmin Bank	2023.09.12	2023.10.18		14,551	USD	11,000		1,322.90
Woori Bank	2023.09.14	2023.10.23		10,594	USD	8,000		1,324.20
Woori Bank	2023.09.15	2023.10.25		10,612	USD	8,000		1,326.60
Nonghyup Bank	2023.09.18	2023.10.27		15,864	USD	12,000		1,322.00
Mizuho Bank	2023.09.20	2023.10.31		15,919	USD	12,000		1,326.60
Standard Chartered	2023.09.21	2023.10.20		16,054	USD	12,000		1,337.90
Hana Bank	2023.09.21	2023.11.02		16,039	USD	12,000		1,336.60
MUFG	2023.05.30	2023.10.05		13,125	USD	10,000		1,312.50
SMBC	2023.05.30	2023.10.13		13,119	USD	10,000		1,311.85
JP Morgan	2023.06.12	2023.10.23		7,687	USD	6,000		1,281.10
Korea Development Bank	2023.06.12	2023.10.26		7,687	USD	6,000		1,281.10
Busan Bank	2023.06.12	2023.11.07		4,479	USD	3,500		1,279.75
Mizuho Bank	2023.06.12	2023.11.07		4,480	USD	3,500		1,279.90
SMBC	2023.06.16	2023.11.14		12,621	USD	10,000		1,262.10
Mizuho Bank	2023.06.16	2023.11.23		12,617	USD	10,000		1,261.70
Busan Bank	2023.06.16	2023.11.28		11,350	USD	9,000		1,261.15
MUFG	2023.06.19	2023.11.07		6,344	USD	5,000		1,268.85
Kookmin Bank	2023.06.19	2023.11.23		8,879	USD	7,000		1,268.45
JP Morgan	2023.08.29	2023.10.23		17,135	USD	13,000		1,318.10
SMBC	2023.09.05	2023.10.05		10,581	USD	8,000		1,322.63
JP Morgan	2023.09.08	2023.10.23		3,327	USD	2,500		1,330.95
Mizuho Bank	2023.09.11	2023.11.07		17,274	USD	13,000		1,328.75
JP Morgan	2023.09.14	2023.11.07		18,321	USD	13,850		1,322.85
MUFG	2023.09.14	2023.11.14		18,511	USD	14,000		1,322.20
Deutsche Bank	2023.09.14	2023.11.23		18,505	USD	14,000		1,321.80
MUFG	2023.09.21	2023.10.05		13,384	USD	10,000		1,338.42
Busan Bank	2023.09.21	2023.11.07		5,345	USD	4,000		1,336.25
Korea Development Bank	2023.09.26	2023.10.26		13,436	USD	10,000		1,343.55
Mizuho Bank	2023.09.26	2023.11.14		5,369	USD	4,000		1,342.35
JP Morgan	2023.09.26	2023.10.05		10,759	USD	8,000		1,344.90
Hana Bank	2023.09.26	2023.10.04		8,191	EUR	5,773		1,418.90
Morgan Stanley	2023.09.27	2023.10.13		12,159	USD	9,000		1,351.00
MUFG	2023.09.27	2023.10.13		9,456	USD	7,000		1,350.90
JP Morgan	2023.09.27	2023.10.13		8,106	USD	6,000		1,351.05
Korea Development Bank	2023.09.27	2023.10.26		12,152	USD	9,000		1,350.25
Korea Development Bank	2023.09.27	2023.10.05		46	EUR	32		1,428.60
Woori Bank	2023.09.11	2023.10.06		13,306	USD	10,000		1,330.55
Woori Bank	2023.09.25	2023.10.25		6,655	USD	5,000		1,331.00
Nonghyup Bank	2023.09.11	2023.10.11		7,978	USD	6,000		1,329.65
Standard Chartered	2023.09.18	2023.10.18		6,630	USD	5,000		1,325.90
Mizuho Bank	2023.09.18	2023.10.18		6,614	USD	5,000		1,322.86
SMBC	2023.06.13	2023.10.24		46	USD	37		1,263.00
HSBC	2020.10.19	2024.10.29		140,913	USD	125,000		1,127.30
Nonghyup Bank	2023.09.18	2023.10.23		2,442	USD	1,847		1,322.30
Hana Bank	2023.09.25	2023.10.13		15,967	USD	12,000		1,330.62

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of September 30, 2023 are as follows, continued:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract date	Maturity date	Contract amounts				Contract exchange rate (in won)
			Pay		Receive
HSBC	2023.09.11	2023.10.26	~~W~~	10,628	USD	8,000	~~W~~	1,328.55
HSBC	2023.08.22	2023.10.13		5,141	USD	3,862		1,331.45
JP Morgan	2023.08.23	2023.10.13		2,666	USD	2,000		1,332.80
Hana Bank	2023.08.31	2023.10.13		6,600	USD	5,000		1,319.95
Standard Chartered	2023.09.06	2023.11.07		13,255	USD	10,000		1,325.50
MUFG	2023.09.12	2023.11.07		6,605	USD	5,000		1,321.05
Shinhan Bank	2023.09.13	2023.11.07		13,238	USD	10,000		1,323.75
Woori Bank	2023.09.14	2023.11.23		6,601	USD	5,000		1,320.25
JP Morgan	2023.08.23	2023.12.29		7,966	USD	6,000		1,327.70

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of September 30, 2023 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate (in won, USD)
		Pay		Receive		Pay	Receive
Standard Chartered	2014~2029	~~W~~	102,470	USD	100,000	3.14%	3.57%	~~W~~	1,024.70
Societe Generale	2014~2024		105,017	USD	100,000	4.92%	5.13%		1,050.17
Hana Bank	2015~2024		107,970	USD	100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD	86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD	19,417	5.04%	6.75%		1,118.00
Woori Bank	2019~2024		296,000	USD	250,000	1.21%	2.50%		1,184.00
Korea Development Bank	2019~2024		177,600	USD	150,000	1.24%	2.50%		1,184.00
Hana Bank	2019~2024		118,400	USD	100,000	1.24%	2.50%		1,184.00
Woori Bank	2020~2025		241,320	USD	200,000	0.54%	1.13%		1,206.60
Korea Development Bank	2020~2025		241,320	USD	200,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2025		120,660	USD	100,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2026		76,355	USD	70,445	5.83%	6.00%		1,083.90
Woori Bank	2021~2026		118,170	USD	100,000	1.11%	1.13%		1,181.70
Korea Development Bank	2021~2026		118,170	USD	100,000	1.11%	1.13%		1,181.70
Hana Bank	2021~2026		118,170	USD	100,000	1.11%	1.13%		1,181.70
Hana Bank	2022~2025		385,800	USD	300,000	3.11%	3.63%		1,286.00
Woori Bank	2022~2025		257,200	USD	200,000	3.12%	3.63%		1,286.00
JP Morgan	2022~2027		128,600	USD	100,000	3.56%	4.00%		1,286.00
Woori Bank	2022~2027		128,600	USD	100,000	3.56%	4.00%		1,286.00
Kookmin Bank	2022~2027		128,600	USD	100,000	3.56%	4.00%		1,286.00
Korea Development Bank	2022~2026		283,820	USD	200,000	4.67%	5.38%		1,419.10
Hana Bank	2022~2026		141,910	USD	100,000	4.68%	5.38%		1,419.10
JP Morgan	2022~2026		141,910	USD	100,000	4.69%	5.38%		1,419.10
Woori Bank	2022~2026		141,910	USD	100,000	4.68%	5.38%		1,419.10
Korea Development Bank	2022~2028		283,820		USD 200,000	5.12%	5.50%		1,419.10
Woori Bank	2022~2028		141,910	USD	100,000	5.13%	5.50%		1,419.10
Hana Bank	2023~2026		256,000	USD	200,000	3.97%	5.38%		1,280.00
Shinhan Bank	2023~2026		192,000	USD	150,000	3.99%	5.38%		1,280.00
Kookmin Bank	2023~2026		128,000	USD	100,000	4.03%	5.38%		1,280.00
Korea Development Bank	2023~2026		256,000	USD	200,000	4.04%	5.38%		1,280.00
Bank of America	2023~2026		128,000	USD	100,000	4.04%	5.38%		1,280.00
Standard Chartered	2023~2026		128,000	USD	100,000	4.04%	5.38%		1,280.00
Woori Bank	2023~2026		192,000	USD	150,000	4.05%	5.38%		1,280.00
Nomura	2015~2025		111,190	USD	100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD	100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD	100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD	800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD	850,000	2.66%	3.35%		135.75
Korea Citi Bank	2019~2024		239,956	CHF	200,000	1.44%	0.00%		1,199.78
Korea Development Bank	2019~2027		119,978	CHF	100,000	1.43%	0.05%		1,199.78
Woori Bank	2021~2026		222,800	USD	200,000	0.93%	1.25%		1,114.00
Shinhan Bank	2021~2026		111,400	USD	100,000	0.92%	1.25%		1,114.00
Korea Development Bank	2021~2026		111,400	USD	100,000	0.93%	1.25%		1,114.00
Nonghyup Bank	2021~2026		111,400	USD	100,000	0.93%	1.25%		1,114.00
Woori Bank	2022~2027		262,000	USD	200,000	3.62%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2027		131,000	USD	100,000	3.63%	4.25%		1,310.00
Kookmin Bank	2022~2027		131,000	USD	100,000	3.62%	4.25%		1,310.00
Hana Bank	2022~2027		131,000	USD	100,000	3.61%	4.25%		1,310.00
Korea Development Bank	2022~2027		262,000	USD	200,000	3.63%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2032		349,829	HKD	1,935,000	4.87%	5.16%		180.79
JP Morgan	2022~2032		75,194	HKD	415,000	5.00%	5.16%		181.19
Export-Import Bank of Korea	2023~2030		172,982	HKD	1,037,000	4.25%	4.51%		166.81
HSBC	2019~2024		USD 205,500	AUD	300,000	3M SOFR + 1.04%	3M BBSW + 0.97%		USD 0.69

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of September 30, 2023 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate (in won)
		Pay		Receive		Pay	Receive
Kookmin Bank	2020~2025	~~W~~	118,780	USD	100,000	1.29%	2.13%	~~W~~	1,187.80
Shinhan Bank	2020~2025		118,780	USD	100,000	1.29%	2.13%		1,187.80
Hana Bank	2020~2025		118,780	USD	100,000	1.29%	2.13%		1,187.80
Korea Development Bank	2020~2026		118,910	USD	100,000	0.61%	1.00%		1,189.10
Hana Bank	2020~2026		118,910	USD	100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD	100,000	0.62%	1.00%		1,189.10
Nomura	2017~2037		52,457	EUR	40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK	450,000	2.62%	2.36%		132.05
Kookmin Bank	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
Hana Bank	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2022~2027		123,710	USD	100,000	3.41%	3.63%		1,237.10
Woori Bank	2022~2027		123,710	USD	100,000	3.41%	3.63%		1,237.10
JP Morgan	2022~2027		123,710	USD	100,000	3.41%	3.63%		1,237.10
BNP Paribas	2019~2024		111,841	CHF	100,000	1.78%	0.13%		1,118.41
Kookmin Bank	2019~2024		111,841	CHF	100,000	1.78%	0.13%		1,118.41
Korea Development Bank	2022~2025		128,560	USD	100,000	3.37%	4.13%		1,285.60
Woori Bank	2022~2025		128,560	USD	100,000	3.37%	4.13%		1,285.60
Kookmin Bank	2022~2025		128,560	USD	100,000	3.37%	4.13%		1,285.60
Woori Bank	2021~2026		220,600	USD	200,000	0.47%	0.75%		1,103.00
Shinhan Bank	2021~2026		220,600	USD	200,000	0.47%	0.75%		1,103.00
Hana Bank	2021~2026		55,150	USD	50,000	0.48%	0.75%		1,103.00
Shinhan Bank	2023~2026		132,930	USD	100,000	4.07%	5.38%		1,329.30
Nonghyup Bank	2023~2026		132,930	USD	100,000	4.05%	5.38%		1,329.30
Kookmin Bank	2023~2026		132,930	USD	100,000	4.07%	5.38%		1,329.30
Woori Bank	2020~2025		245,560	USD	200,000	0.93%	1.75%		1,227.80
Hana Bank	2020~2025		245,560	USD	200,000	0.93%	1.75%		1,227.80
Korea Development Bank	2020~2025		122,780	USD	100,000	0.93%	1.75%		1,227.80
JP Morgan	2022~2025		126,180	USD	100,000	2.80%	3.60%		1,261.80
Hana Bank	2022~2025		126,180	USD	100,000	2.80%	3.60%		1,261.80
Korea Development Bank	2022~2025		252,360	USD	200,000	2.83%	3.60%		1,261.80
Woori Bank	2022~2025		126,180	USD	100,000	2.85%	3.60%		1,261.80
Woori Bank	2023~2028		259,000	USD	200,000	3.83%	4.88%		1,295.00
Korea Development Bank	2023~2028		129,500	USD	100,000	3.85%	4.88%		1,295.00
Bank of America	2023~2028		64,750	USD	50,000	3.85%	4.88%		1,295.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of September 30, 2023 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract		Contract interest rate per annum
		amount		Pay	Receive
Nomura (*1)	2018~2038	~~W~~	30,000	3M CD + 0.10%	3.75%
Hana Bank	2018~2023		200,000	2.17%	3M CD + 0.19%
Hana Bank	2018~2023		150,000	2.03%	3M CD + 0.21%
Hana Bank	2019~2024		200,000	1.87%	3M CD + 0.13%
Shinhan Bank	2021~2025		100,000	2.32%	3M CD + 0.43%
Hana Bank	2022~2027		200,000	3.02%	3M CD + 0.61%
Hana Bank	2022~2027		200,000	3.04%	3M CD + 0.58%
Hana Bank	2022~2027		250,000	3.38%	3M CD + 0.59%
Nomura	2022~2027		200,000	3.55%	3M CD + 0.60%
Shinhan Bank	2022~2027		150,000	3.53%	3M CD + 0.55%
Hana Bank	2022~2027		200,000	3.70%	3M CD + 0.59%
Nomura	2022~2027		300,000	3.89%	3M CD + 0.67%
Hana Bank	2022~2027		200,000	3.93%	3M CD + 0.67%
Nomura	2022~2027		200,000	3.80%	3M CD + 0.68%
Nomura	2022~2027		300,000	4.04%	3M CD + 0.60%
Hana Bank	2022~2027		100,000	4.68%	3M CD + 1.04%
Hana Bank	2022~2027		100,000	5.45%	3M CD + 1.20%
Shinhan Bank	2023~2028		200,000	4.27%	3M CD + 0.76%
Shinhan Bank	2023~2028		50,000	4.27%	3M CD + 0.76%
Nomura	2023~2028		250,000	4.13%	3M CD + 0.73%
Hana Bank	2023~2028		200,000	3.74%	3M CD + 0.51%
Hana Bank	2023~2028		100,000	4.19%	3M CD + 0.50%
Shinhan Bank	2023~2028		300,000	3.81%	3M CD + 0.70%
Nomura	2017~2032		52,457	2.55% + Floating rate	2.60%
Nomura	2017~2032		59,423	2.57% + Floating rate	2.62%
Nomura (*2)	2021~2041		30,000	1.84%	2.60%
Nomura (*3)	2021~2041		50,000	1.87%	2.38%
ANZ	2022~2025	AUD	865	0.48%	3.33%
DBS Bank	2022~2025	AUD	865	0.48%	3.33%
Societe Generale	2022~2025	AUD	865	0.48%	3.28%
MUFG	2022~2048	USD	155,941	SOFR(3M)	3.71%
Mizuho Bank	2022~2048	USD	155,941	SOFR(3M)	1.05%
Mizuho Bank	2022~2024	USD	112,194	SOFR(1M)	1.80%

(*1)	Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.
(*2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.
(*3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.

(6)	Interest rate swap contracts which are designated as hedging instruments as of September 30, 2023 are as follows:

In thousands of USD
Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay	Receive
Export-Import Bank of Korea	2015~2031	USD	15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD	7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD	7,861	2.67%	6M USD Libor
BNP Paribas	2009~2027	USD	46,712	4.16%	6M USD Libor
KFW	2009~2027	USD	46,712	4.16%	6M USD Libor
Export-Import Bank of Korea	2016~2036	USD	63,461	3.00%	6M USD Libor

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

12.	Derivatives, Continued

(7)

Gain and loss on valuation and transaction of derivatives for the three and nine-month periods ended September 30, 2023 and 2022 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)					Net income effects of transaction gain (loss)				Accumulated other comprehensive income (loss) (*)
	September 30, 2023			September 30, 2022		September 30, 2023		September 30, 2022		September 30, 2023		September 30, 2022
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
Currency forward	~~W~~	5,083	20,615	21,986	44,504	36,931	54,022	75,062	107,172	—	—	—	—
Currency swap		336,666	759,251	1,178,727	1,888,889	(10,553)	27,907	137,352	216,948	231	(27,407)	(73,080)	(116,149)
Interest rate swap		37,128	93,044	46,926	121,981	5,314	21,043	(4,203)	(11,465)	6,804	10,577	4,941	21,384

	~~W~~	378,877	872,910	1,247,639	2,055,374	31,692	102,972	208,211	312,655	7,035	(16,830)	(68,139)	(94,765)

(*)

For the nine-month periods ended September 30, 2023 and 2022, the net loss on valuation of derivatives applying cash flow hedge accounting of ~~W~~5,710 and ~~W~~43,541 million, net of tax, are included in other comprehensive loss, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

13.	Other Financial Assets

(1)	Other financial assets as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Loans	~~W~~	116,961	996,172	132,890	968,468
Less: allowance for doubtful accounts		—	(54,824)	(13)	(54,824)
Less: present value discount		(1,020)	(37,021)	(816)	(32,334)

		115,941	904,327	132,061	881,310

Long-term / short-term financial instruments		732,879	756,869	666,758	686,322

	~~W~~	848,820	1,661,196	798,819	1,567,632

(2)	Loans as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	29,086	—	(1,020)	28,066
Loans for housing		34,577	—	—	34,577
Other loans		53,298	—	—	53,298

		116,961	—	(1,020)	115,941

Long-term loans
Loans for tuition		441,470	(37,783)	(37,021)	366,666
Loans for housing		307,614	—	—	307,614
Loans for related parties		239,505	(17,041)	—	222,464
Other loans		7,583	—	—	7,583

		996,172	(54,824)	(37,021)	904,327

	~~W~~	1,113,133	(54,824)	(38,041)	1,020,268

In millions of won	December 31, 2022
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	30,261	—	(816)	29,445
Loans for housing		29,630	—	—	29,630
Other loans		72,999	(13)	—	72,986

		132,890	(13)	(816)	132,061

Long-term loans
Loans for tuition		436,131	(37,783)	(32,334)	366,014
Loans for housing		309,446	—	—	309,446
Loans for related parties		187,728	(17,041)	—	170,687
Other loans		35,163	—	—	35,163

		968,468	(54,824)	(32,334)	881,310

	~~W~~	1,101,358	(54,837)	(33,150)	1,013,371

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Beginning balance	~~W~~	54,837	52,677
Bad debts expense		—	2,180
Others		(13)	(20)

Ending balance	~~W~~	54,824	54,837

(4)	Long-term and short-term financial instruments as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	486,646	135,395	428,813	130,570
CD		—	—	30,000	—
Others		246,233	621,474	207,945	555,752

	~~W~~	732,879	756,869	666,758	686,322

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

14.	Inventories

Inventories as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	4,584,312	(1,342)	4,582,970
Merchandises		2,582	—	2,582
Work-in-progress		192,042	—	192,042
Finished goods		45,866	(57)	45,809
Supplies		2,879,211	—	2,879,211
Inventories-in-transit		899,949	—	899,949
Other inventories		15,856	—	15,856

	~~W~~	8,619,818	(1,399)	8,618,419

In millions of won	December 31, 2022
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	4,522,171	(1,350)	4,520,821
Merchandises		1,001	—	1,001
Work-in-progress		172,089	(75)	172,014
Finished goods		52,642	(57)	52,585
Supplies		2,814,377	—	2,814,377
Inventories-in-transit		2,356,444	—	2,356,444
Other inventories		13,490	—	13,490

	~~W~~	9,932,214	(1,482)	9,930,732

The reversal of the allowance for loss on inventory valuation deducted from the cost of sales for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 amounts to ~~W~~8,192 million and ~~W~~18,162 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 were ~~W~~8,109 million and ~~W~~14,528 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

15.	Non-Financial Assets

Non-financial assets as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Advanced payments	~~W~~	428,940	58,800	160,596	51,425
Prepaid expenses		372,206	150,909	366,532	153,830
Others (*)		394,444	53,508	1,217,741	103,879

	~~W~~	1,195,590	263,217	1,744,869	309,134

(*)	Details of others as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Greenhouse gas emissions rights	~~W~~	81,168	—	192,005	—
Other quick assets		313,276	53,508	1,025,736	103,879

	~~W~~	394,444	53,508	1,217,741	103,879

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of September 30, 2023 and December 31, 2022 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			September 30, 2023	December 31, 2022
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Engineering and construction for utility plant and others	Korea	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	Korea	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	Korea	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	Korea	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	Philippines	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	Philippines	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	Lebanon	—	100.00%
KEPCO Neimenggu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	Singapore	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	Netherlands	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	Bahrain	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	Jordan	80.00%	80.00%
KHNP Canada Energy Ltd.	Holding company	Canada	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	Canada	80.03%	80.00%
KEPCO Holdings de Mexico	Holding company	Mexico	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	Mexico	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	Mexico	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	Netherlands	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	Indonesia	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	Indonesia	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	Philippines	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	Jordan	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	Canada	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	Barbados	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	Korea	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	Indonesia	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	Indonesia	99.96%	99.96%
KEPCO Netherlands J3 B.V.	Holding company	Netherlands	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Global One Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Mira Power Limited (*3)	Power generation	Pakistan	76.00%	76.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of September 30, 2023 and December 31, 2022 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			September 30, 2023	December 31, 2022
KOSEP Material Co., Ltd.	Recycling fly ashes	Korea	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	RDF power generation	Korea	85.03%	85.03%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	Philippines	99.99%	99.99%
KOSPO Chile SpA	Holding company	Chile	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	Indonesia	95.00%	95.00%
Hee Mang Sunlight Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	Jordan	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	Korea	100.00%	50.00%
Chitose Solar Power Plant LLC	Power generation	Japan	65.00%	65.00%
KEPCO Energy Solution Co., Ltd.	Energy service	Korea	100.00%	100.00%
KEPCO Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	Chile	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	Korea	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	Laos	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Mangilao Holdings LLC	Holding company	USA	100.00%	100.00%
Mangilao Investment LLC	Holding company	USA	80.06%	80.06%
KEPCO Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	Korea	79.03%	79.03%
PT. Siborpa Eco Power	Construction and operation of utility plant	Indonesia	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	Korea	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	Korea	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	Korea	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	Korea	66.80%	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	Chile	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	Korea	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
Nambu USA LLC	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	Korea	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	Korea	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	Korea	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Secutec Co., Ltd.	Security service	Korea	100.00%	100.00%
SE Green Energy Co., Ltd.	Power generation	Korea	84.80%	84.80%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOAK Power Limited	Hydro power facility maintenance	Pakistan	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
Haenanum Energy Fund	Holding company	Korea	99.64%	99.64%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of September 30, 2023 and December 31, 2022 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			September 30, 2023	December 31, 2022
Paju Ecoenergy Co., Ltd.	Power generation	Korea	89.00%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	100.00%
K-SOLAR SHINAN Co., Ltd.	Power generation	Korea	90.00%	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Moha solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP USA LLC	Holding company	USA	100.00%	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	Vietnam	100.00%	100.00%
Energy Innovation Fund I	Holding company	Korea	71.91%	71.91%
KHNP Chile SpA	Holding company	Chile	100.00%	100.00%
Yeong Yang Apollon Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Corporation Co., Ltd.	Power generation	Korea	100.00%	100.00%
SolarVader Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Innovation Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Horus Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Solar Management Co., Ltd.	Power generation	Korea	100.00%	100.00%
LSG Hydro Power Limited	Holding company	Pakistan	99.80%	99.80%
KOEN Bio Co., Ltd.	Wood pellet utilization business	Korea	70.00%	70.00%
KOMIPO Energy Solution America, LLC	Holding company	USA	100.00%	100.00%
Elara Investment Holdings, LLC (*5)	Holding company	USA	0.10%	0.10%
Elara Equity Holdings, LLC	Holding company	USA	54.00%	54.00%
Elara Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
Elara Class B Member, LLC	Holding company	USA	100.00%	100.00%
Elara Development Holdings, LLC	Holding company	USA	100.00%	100.00%
KOMIPO Development, LLC	Holding company	USA	100.00%	100.00%
Elara Energy Holdings, LLC (*5)	Holding company	USA	43.94%	43.94%
Elara Energy Project, LLC	Power generation	USA	100.00%	100.00%
KOMIPO Iberian Solar Group, S.L.U.	Holding company	Spain	100.00%	100.00%
Jeongam Wind Power Co., Ltd.	Power generation	Korea	80.00%	80.00%
KOWEPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
CVS Equity Holdings, LLC	Holding company	USA	81.34%	81.34%
CVS Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development, LLC	Holding company	USA	100.00%	100.00%
CVS Class B Member, LLC	Holding company	USA	100.00%	100.00%
CVS Energy Holdings, LLC	Holding company	USA	70.79%	70.79%
Concho Valley Energy, LLC	Holding company	USA	100.00%	100.00%
Concho Valley Solar, LLC	Power generation	USA	100.00%	100.00%
Yeongdeok Sunrise Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP Spain, S.L.	Holding company	Spain	—	100.00%
UI Carbon-Neutrality Fund	Holding company	Korea	78.97%	78.97%
KA Power Limited	Power generation	Pakistan	100.00%	100.00%
Western Power Changgi Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
EWP Australia Pty., Ltd.	Holding company	Australia	100.00%	100.00%
Columboola Solar Farm Hold Co Pty., Ltd. (*3,6)	Holding company	Australia	74.04%	74.04%
Digital Innovation Growth Fund	Holding company	Korea	76.92%	76.92%
J Wind First, LLC (*7)	Company specializing in liquidization	Korea	—	—
KEPCO Holding Company	Holding company	Saudi Arabia	100.00%	100.00%
KEPCO for Power Company	Power generation	Saudi Arabia	—	60.00%
KEPCO for Maintenance Company	Utility plant maintenance and others	Saudi Arabia	100.00%	100.00%
KOSPO Trumbull LLC	Holding company	USA	100.00%	100.00%
Changjuk Wind Power Co., Ltd.	Power generation	Korea	73.00%	73.00%
Chile Solar JV SpA	Power generation	Chile	100.00%	—
KEPCO KPS South Africa Pty., Ltd.	Utility plant maintenance and others	Republic of South Africa	100.00%	—
KOWEPO Holding Limited	Holding company	United Arab Emirates	100.00%	—
Magna Energy New Industrial Fund	Holding company	Korea	82.00%	—
Columboola Solar Farm Nominees Pty., Ltd. (*3)	Power generation	Australia	100.00%	—
Columboola Solar Farm Op Trust (*3)	Power generation	Australia	100.00%	—
Columboola Solar Farm Fin Co Pty., Ltd. (*3)	Holding company	Australia	100.00%	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of September 30, 2023 and December 31, 2022 are as follows, continued:

(*1)

Considering treasury stocks, the effective percentage of ownership is 66.08%. The Group is planning to sell part of its shares (14.77%) based on the resolution of the board of directors on June 24, 2022.

(*2)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group obtained the majority of the voting power under the shareholders’ agreement.

(*3)

As of September 30, 2023, the annual reporting period of all subsidiaries ends on December 31, except for Mira Power Limited, Columboola Solar Farm Hold Co Pty., Ltd., Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust and Columboola Solar Farm Fin Co Pty., Ltd.

(*4)

The Group guarantees a certain return on investments in Commerce and Industry Energy Co., Ltd. for the financial investors holding such investments. The financial investors have a right to claim the Group to sell its shares in the entity, which can be exercised 36 months after the date of acquisition. Accordingly, the purchase price including the return on investment is classified as a borrowing.

(*5)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group has control over the board of directors under the shareholders’ agreement.

(*6)	Excluding preferred stocks, the percentage of ownership with voting rights is 100%.
(*7)

Although the Group does not hold a stake as of September 30, 2023, considering the purpose and design of the structured entity, the Group is exposed to volatility in the profits of the structured entity. In addition, Company has the ability to direct activities that can most significantly affect the operations of the structured entity, so it has been determined that the Group has control over the entity.

(2)	Subsidiaries included in and excluded from consolidation during the nine-month period ended September 30, 2023 are as follows:

Subsidiaries included in consolidation during the nine-month period ended September 30, 2023.

Subsidiaries	Reason
Chile Solar JV SpA	Change in the scope of consolidation
KEPCO KPS South Africa Pty., Ltd.	New investment
KOWEPO Holding Limited	New investment
Magna Energy New Industrial Fund	New investment
Columboola Solar Farm Nominees Pty., Ltd.	New investment
Columboola Solar Farm Op Trust	New investment
Columboola Solar Farm Fin Co Pty., Ltd.	New investment

Subsidiaries excluded from consolidation during the nine-month period ended September 30, 2023.

Subsidiaries	Reason
KHNP Spain, S.L.	Liquidation
KEPCO for Power Company	Change in the scope of consolidation
KEPCO Lebanon SARL	Under liquidation process

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won
September 30, 2023
Subsidiaries	Total assets		Total liabilities	Sales	Profit (Loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	70,278,080	44,470,472	7,342,810	(457,367)
Korea South-East Power Co., Ltd.		13,425,422	6,913,441	6,184,710	206,313
Korea Midland Power Co., Ltd.		15,341,056	9,916,809	6,284,139	213,156
Korea Western Power Co., Ltd.		13,046,301	7,661,980	5,558,049	169,267
Korea Southern Power Co., Ltd.		13,780,417	8,009,765	5,861,060	127,998
Korea East-West Power Co., Ltd.		11,954,964	5,521,108	4,616,648	232,156
KEPCO Engineering & Construction Company, Inc.		879,219	326,155	347,878	25,367
KEPCO Plant Service & Engineering Co., Ltd.		1,560,827	300,622	1,091,696	116,401
KEPCO Nuclear Fuel Co., Ltd.		1,045,710	559,905	255,149	42,496
KEPCO KDN Co., Ltd.		727,764	164,372	478,445	23,927
KEPCO International HongKong Ltd.		142,695	—	—	5,835
KEPCO International Philippines Inc.		139,561	2	—	3,952
KEPCO Gansu International Ltd.		7,542	634	—	(18)
KEPCO Philippines Holdings Inc.		180,579	102	—	6,059
KEPCO Philippines Corporation		2,605	—	—	85
KEPCO Ilijan Corporation		147,995	1,074	—	2,653
KEPCO Neimenggu International Ltd.		285,870	4,156	—	(191)
KEPCO Shanxi International Ltd.		635,435	235,868	—	1,381
KOMIPO Global Pte Ltd.		432,179	2,247	—	11,846
KEPCO Netherlands B.V.		146,464	37	—	67
KEPCO Australia Pty., Ltd.		680	11	—	101
KOSEP Australia Pty., Ltd.		73,927	6,431	22,216	8,477
KOMIPO Australia Pty., Ltd.		82,414	4,653	21,223	6,819
KOWEPO Australia Pty., Ltd.		84,289	4,814	20,805	7,875
KOSPO Australia Pty., Ltd.		42,689	4,227	22,216	8,372
KEPCO Middle East Holding Company		128,529	116,600	—	(3,526)
Qatrana Electric Power Company		541,120	245,781	20,139	15,315
KHNP Canada Energy Ltd.		152,807	11,921	—	285
KEPCO Bylong Australia Pty., Ltd.		43,503	475,487	—	(37,866)
Korea Waterbury Uranium Limited Partnership		20,775	63	—	(67)
KEPCO Holdings de Mexico		1,484	2,809	—	10
KST Electric Power Company, S.A.P.I. de C.V.		653,714	512,998	70,483	14,098
KEPCO Energy Service Company		1,666	528	7,195	71
KEPCO Netherlands S3 B.V.		75,565	17,437	—	1,137
PT. KOMIPO Pembangkitan Jawa Bali		23,779	8,827	18,695	2,644
PT. Cirebon Power Service		3,105	1,012	6,638	451
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		24,787	4,340	12,096	5,116
EWP America Inc. (*1)		52,295	3,577	11,112	812
KNF Canada Energy Limited		2,301	31	—	(39)
EWP Barbados 1 SRL		446,707	1,011	2,438	26,518
Gyeonggi Green Energy Co., Ltd.		197,837	222,942	64,678	(19,057)
PT. Tanggamus Electric Power		228,307	154,786	1,984	511
Gyeongju Wind Power Co., Ltd.		91,502	50,385	13,867	4,183
KOMIPO America Inc. (*2)		608,477	308,840	23,027	29,983
PT. EWP Indonesia		105,728	152	—	4,823
KEPCO Netherlands J3 B.V.		157,589	14,457	—	7,553
Korea Offshore Wind Power Co., Ltd.		330,468	142,283	28,920	4,065
Global One Pioneer B.V.		211	72	—	(50)
Global Energy Pioneer B.V.		408	91	—	(69)
Mira Power Limited		419,454	326,833	41,749	3,297
KOSEP Material Co., Ltd.		4,658	597	3,554	658
Commerce and Industry Energy Co., Ltd.		72,799	30,790	21,560	(5,016)
KEPCO KPS Philippines Corp.		5,822	752	2,913	202
KOSPO Chile SpA		171,671	77,734	—	(964)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows, continued:

In millions of won
September 30, 2023
Subsidiaries	Total assets		Total liabilities	Sales	Profit (Loss) for the period
PT. KOWEPO Sumsel Operation And Maintenance Services	~~W~~	27	270	—	—
Hee Mang Sunlight Power Co., Ltd.		5,882	2,426	541	184
Fujeij Wind Power Company		235,284	171,939	—	11,010
KOSPO Youngnam Power Co., Ltd.		401,254	287,568	393,331	1,517
Chitose Solar Power Plant LLC		98,413	83,778	11,782	2,212
KEPCO Energy Solution Co., Ltd.		317,839	2,603	11,263	3,991
KEPCO Solar Co., Ltd.		244,861	25,171	18,776	7,457
KOSPO Power Services Ltda.		6,406	4,692	13,312	1,735
Energy New Industry Specialized Investment Private Investment Trust (*3)		447,327	3,159	11,335	4,261
KOEN Bylong Pty., Ltd.		11	125	—	—
KOMIPO Bylong Pty., Ltd.		11	131	—	(8)
KOWEPO Bylong Pty., Ltd.		11	126	—	(31)
KOSPO Bylong Pty., Ltd.		378	512	—	(5)
EWP Bylong Pty., Ltd.		8	54	—	—
KOWEPO Lao International		12,166	236	7,677	4,720
KEPCO US Inc.		96	—	—	(7)
KEPCO Mangilao Holdings LLC		94,030	44,888	385	(1,326)
Mangilao Investment LLC		222,549	28	—	—
KEPCO Mangilao Solar, LLC		223,455	1,160	9,674	2,636
Jeju Hanlim Offshore Wind Co., Ltd.		343,711	272,053	—	(2,444)
PT. Siborpa Eco Power		12,755	7	—	(35)
PT. Korea Energy Indonesia		2,128	125	1,477	289
KOLAT SpA		48,179	542	1,636	1,934
KEPCO California, LLC		48,915	7,031	611	(5)
KEPCO Mojave Holdings, LLC		98,325	80,421	—	(2,907)
Incheon Fuel Cell Co., Ltd.		267,350	243,691	75,739	(2,227)
KOEN Service Co., Ltd.		10,992	6,548	28,120	662
KOMIPO Service Co., Ltd.		6,856	4,346	27,472	415
KOWEPO Service Co., Ltd.		7,999	4,018	26,525	915
KOSPO Service Co., Ltd.		6,144	4,226	21,690	491
EWP Service Co., Ltd.		5,536	2,980	19,821	1,035
PT. KOMIPO Energy Indonesia		1,713	35	127	(1,113)
KNF partners Co., Ltd.		2,306	911	4,120	162
KOSPO USA Inc.		329,130	387	—	(4,915)
Nambu USA LLC		311,610	269	—	(383)
Tamra Offshore Wind Power Co., Ltd.		121,787	85,583	12,417	(6)
KEPCO MCS Co., Ltd.		123,969	68,638	219,161	(1,664)
KEPCO FMS Co., Ltd.		27,386	16,046	81,311	6,155
Firstkeepers Co., Ltd.		22,472	14,645	67,445	3,485
Secutec Co., Ltd.		15,351	10,427	53,308	560
SE Green Energy Co., Ltd.		150,758	117,323	31,227	(384)
Mangilao Intermediate Holdings LLC		223,506	125,691	—	(3,287)
KEPCO CSC Co., Ltd.		10,780	8,410	31,602	638
KOAK Power Limited		16,092	890	—	1,032
KOMIPO Europe B.V.		84,833	78	886	4
Haenanum Energy Fund		7,435	3	47	19
Paju Ecoenergy Co., Ltd.		62,956	2,624	13,893	1,469
Guam Ukudu Power LLC		641,327	600,158	—	(9,308)
K-SOLAR SHINAN Co., Ltd.		300,663	285,205	27,825	(8,627)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows, continued:

In millions of won
September 30, 2023
Subsidiaries	Total assets		Total liabilities	Sales	Profit (Loss) for the period
KPS Partners Co., Ltd.	~~W~~	4,792	2,777	9,868	399
KEPCO E&C Service Co., Ltd.		9,501	4,631	12,189	1,091
Moha solar Co., Ltd.		27,489	29,587	—	164
Ogiri Solar Power Co., Ltd.		1,032	31	—	(8)
KHNP USA LLC		1,867	461	753	136
KOMIPO Vanphong Power Service LLC		24,297	2,599	15,469	8,746
Energy Innovation Fund I		43,428	222	—	(587)
KHNP Chile SpA		5,768	4,410	—	(42)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,610	1,448	178	103
Yeong Yang Corporation Co., Ltd.		1,600	1,438	176	100
SolarVader Co., Ltd.		1,611	1,441	178	102
Yeong Yang Innovation Co., Ltd.		1,595	1,438	172	97
Yeong Yang Horus Photovoltaic Co., Ltd.		1,587	1,439	169	94
Yeong Yang Solar Management Co., Ltd.		1,619	1,441	182	105
LSG Hydro Power Limited		808	20	—	(161)
KOEN Bio Co., Ltd.		979	320	1,878	592
KOMIPO Iberian Solar Group, S.L.U.		83,073	68,188	—	1,184
Jeongam Wind Power Co., Ltd.		76,209	63,909	5,913	(1,182)
KOWEPO Europe B.V.		44,910	3,114	—	(751)
Yeongdeok Sunrise Wind Power Co., Ltd.		70,105	50,502	—	(553)
KA Power Limited		3,555	364	—	342
Western Power Changgi Solar Co., Ltd.		46,799	41,944	5,042	731
EWP Australia Pty., Ltd.		62,783	29	326	11,673
Columboola Solar Farm Hold Co Pty., Ltd. (*4)		325,045	211,591	7,080	7,405
Digital Innovation Growth Fund		12,291	100	—	(303)
J Wind First, LLC		51,212	51,212	1,829	—
KEPCO Holding Company		3,481	18	—	—
KEPCO for Maintenance Company		140	—	—	(38)
KOSPO Trumbull LLC		29	3	—	(10)
Changjuk Wind Power Co., Ltd.		23,555	2,289	4,263	694
Chile Solar JV SpA		77,167	56,327	5,529	(5,885)
KEPCO KPS South Africa Pty., Ltd.		3,038	—	—	—
KOWEPO Holding Limited		1,381	1,413	—	(32)

(*1)	Financial information of EWP America Inc. includes that of two other subsidiaries, EWP Renewable Corporation, and California Power Holdings, LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of six other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, UI Carbon-Neutrality Fund, and Magna Energy New Industrial Fund.

(*4)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of three other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows, continued:

In millions of won
December 31, 2022
Subsidiaries	Total assets		Total liabilities	Sales	Profit (Loss) for the year
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	69,129,625	42,843,974	10,386,091	(16,382)
Korea South-East Power Co., Ltd.		13,855,071	7,410,881	8,972,991	71,662
Korea Midland Power Co., Ltd.		16,062,605	10,776,943	8,629,165	(58,173)
Korea Western Power Co., Ltd.		13,459,054	8,125,312	8,112,727	106,361
Korea Southern Power Co., Ltd.		14,011,354	8,296,983	9,304,362	(68,315)
Korea East-West Power Co., Ltd.		12,079,954	5,818,789	6,925,094	2,888
KEPCO Engineering & Construction Company, Inc.		815,533	272,119	505,291	17,954
KEPCO Plant Service & Engineering Co., Ltd.		1,555,453	344,702	1,425,913	97,881
KEPCO Nuclear Fuel Co., Ltd.		949,455	490,215	304,405	31,508
KEPCO KDN Co., Ltd.		734,439	166,272	739,453	42,584
KEPCO International HongKong Ltd.		128,784	—	—	(216)
KEPCO International Philippines Inc.		127,744	101	—	9,976
KEPCO Gansu International Ltd.		7,125	598	—	(22)
KEPCO Philippines Holdings Inc.		191,634	129	—	39,346
KEPCO Philippines Corporation		3,799	14	—	102
KEPCO Ilijan Corporation		231,132	3,642	23,263	16,455
KEPCO Lebanon SARL		1,890	10,482	—	20
KEPCO Neimenggu International Ltd.		269,582	3,917	—	9,938
KEPCO Shanxi International Ltd.		597,635	222,186	—	(11,312)
KOMIPO Global Pte Ltd.		388,071	1,817	—	58,030
KEPCO Netherlands B.V.		137,454	64	—	8,570
KEPCO Australia Pty., Ltd.		579	11	—	102
KOSEP Australia Pty., Ltd.		74,180	13,097	52,271	24,443
KOMIPO Australia Pty., Ltd.		81,216	10,327	52,272	23,368
KOWEPO Australia Pty., Ltd.		81,696	10,184	52,271	22,745
KOSPO Australia Pty., Ltd.		41,872	10,174	52,271	24,362
KEPCO Middle East Holding Company		116,731	102,054	—	(634)
Qatrana Electric Power Company		513,277	247,027	24,354	22,578
KHNP Canada Energy Ltd.		107,200	6,218	—	149
KEPCO Bylong Australia Pty., Ltd.		44,034	437,852	—	(45,880)
Korea Waterbury Uranium Limited Partnership		20,934	224	—	(116)
KEPCO Holdings de Mexico		728	1,974	—	(1,363)
KST Electric Power Company, S.A.P.I. de C.V.		653,830	528,315	232,893	23,122
KEPCO Energy Service Company		2,238	2,173	7,015	(211)
KEPCO Netherlands S3 B.V.		71,326	16,419	—	4,465
PT. KOMIPO Pembangkitan Jawa Bali		15,753	3,232	22,488	3,668
PT. Cirebon Power Service		2,316	784	9,602	355
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		22,854	6,964	45,009	7,657
EWP America Inc. (*1)		47,775	2,595	21,717	4,337
KNF Canada Energy Limited		2,116	34	—	(59)
EWP Barbados 1 SRL		395,067	901	3,230	34,260
Gyeonggi Green Energy Co., Ltd.		220,414	226,517	112,524	(26,004)
PT. Tanggamus Electric Power		227,638	163,106	3,781	5,778
Gyeongju Wind Power Co., Ltd.		98,513	55,579	24,888	9,711
KOMIPO America Inc. (*2)		571,200	317,903	34,059	(3,293)
PT. EWP Indonesia		93,390	5	—	4,100
KEPCO Netherlands J3 B.V.		135,213	63	—	19,396
Korea Offshore Wind Power Co., Ltd.		376,449	192,335	52,526	13,083
Global One Pioneer B.V.		135	41	—	(68)
Global Energy Pioneer B.V.		320	40	—	(64)
Mira Power Limited		416,750	310,529	57,135	12,394
KOSEP Material Co., Ltd.		3,985	662	4,589	775
Commerce and Industry Energy Co., Ltd.		79,172	32,147	31,068	(3,730)
KEPCO KPS Philippines Corp.		5,294	600	5,232	1,004
KOSPO Chile SpA		159,500	70,037	—	(2,811)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows, continued:

In millions of won
December 31, 2022
Subsidiaries	Total assets		Total liabilities	Sales	Profit (Loss) for the year
PT. KOWEPO Sumsel Operation And Maintenance Services	~~W~~	25	252	—	(94)
Hee Mang Sunlight Power Co., Ltd.		5,877	2,606	862	304
Fujeij Wind Power Company		213,113	163,690	—	16,564
KOSPO Youngnam Power Co., Ltd.		425,000	312,831	568,224	10,878
Chitose Solar Power Plant LLC		109,964	94,366	14,384	1,615
KEPCO Energy Solution Co., Ltd.		317,392	6,147	33,638	138
KEPCO Solar Co., Ltd.		243,221	25,405	24,778	9,305
KOSPO Power Services Ltda.		6,722	4,762	17,911	(358)
Energy New Industry Specialized Investment Private Investment Trust (*3)		451,762	4,338	24,725	7,093
KOEN Bylong Pty., Ltd.		11	119	—	(12)
KOMIPO Bylong Pty., Ltd.		11	122	—	(33)
KOWEPO Bylong Pty., Ltd.		8	94	—	(7)
KOSPO Bylong Pty., Ltd.		25	148	—	(17)
EWP Bylong Pty., Ltd.		8	54	—	1
KOWEPO Lao International		8,248	87	10,010	11,185
KEPCO US Inc.		91	—	—	(19,181)
KEPCO Mangilao Holdings LLC		112,948	40,558	21,743	21,166
Mangilao Investment LLC		258,674	4	—	(1)
KEPCO Mangilao Solar, LLC		240,736	373	8,870	(14,818)
Jeju Hanlim Offshore Wind Co., Ltd.		185,357	111,343	—	(3,546)
PT. Siborpa Eco Power		12,050	3	—	(39)
PT. Korea Energy Indonesia		1,675	80	1,937	(104)
KOLAT SpA		48,787	3,701	1,647	1,888
KEPCO California, LLC		46,151	4,768	596	(670)
KEPCO Mojave Holdings, LLC		95,550	75,846	—	(4,705)
Incheon Fuel Cell Co., Ltd.		268,063	242,176	107,193	(5,323)
KOEN Service Co., Ltd.		9,353	7,035	36,340	356
KOMIPO Service Co., Ltd.		6,597	4,503	35,031	905
KOWEPO Service Co., Ltd.		6,266	3,130	34,031	171
KOSPO Service Co., Ltd.		6,672	5,048	28,321	60
EWP Service Co., Ltd.		3,756	2,507	24,526	581
PT. KOMIPO Energy Indonesia		2,978	368	1,698	83
KNF partners Co., Ltd.		2,285	1,053	5,997	293
KOSPO USA Inc.		315,018	430	—	5,024
Nambu USA LLC		297,516	—	—	670
Tamra Offshore Wind Power Co., Ltd.		133,598	93,639	18,332	5,316
KEPCO MCS Co., Ltd.		114,316	52,241	363,627	8,468
KEPCO FMS Co., Ltd.		16,852	11,667	105,339	2,176
Firstkeepers Co., Ltd.		16,448	12,912	84,620	2,482
Secutec Co., Ltd.		12,578	9,209	69,383	690
SE Green Energy Co., Ltd.		149,189	114,241	49,873	1,304
Mangilao Intermediate Holdings LLC		236,266	116,426	—	(4,709)
KEPCO CSC Co., Ltd.		10,668	8,937	46,559	(2,134)
KOAK Power Limited		12,626	839	—	49
KOMIPO Europe B.V.		81,364	54	1,195	1,134

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows, continued:

In millions of won
December 31, 2022
Subsidiaries	Total assets		Total liabilities	Sales	Profit (Loss) for the year
Haenanum Energy Fund	~~W~~	7,416	3	—	(48)
Paju Ecoenergy Co., Ltd.		61,930	3,066	20,718	1,290
Guam Ukudu Power LLC		293,422	323,292	—	(31,410)
K-SOLAR SHINAN Co., Ltd.		320,227	296,141	16,980	3,690
KPS Partners Co., Ltd.		3,619	2,007	12,417	487
KEPCO E&C Service Co., Ltd.		5,676	1,897	16,180	1,493
Moha solar Co., Ltd.		29,096	31,359	169	(1,137)
Ogiri Solar Power Co., Ltd.		1,033	23	—	(30)
KHNP USA LLC		1,290	97	1,127	392
KOMIPO Vanphong Power Service LLC		15,940	3,333	20,233	9,871
Energy Innovation Fund I		35,310	445	—	(961)
KHNP Chile SpA		5,547	4,147	—	(16)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,566	1,507	254	(82)
Yeong Yang Corporation Co., Ltd.		1,559	1,497	251	(91)
SolarVader Co., Ltd.		1,568	1,500	256	(78)
Yeong Yang Innovation Co., Ltd.		1,557	1,497	244	(91)
Yeong Yang Horus Photovoltaic Co., Ltd.		1,552	1,498	243	(93)
Yeong Yang Solar Management Co., Ltd.		1,573	1,500	262	(75)
LSG Hydro Power Limited		1,144	1,159	—	(18)
KOEN Bio Co., Ltd.		261	219	639	(150)
KOMIPO Iberian Solar Group, S.L.U.		78,094	65,012	—	(1,304)
Jeongam Wind Power Co., Ltd.		81,800	68,317	10,722	892
KOWEPO Europe B.V.		42,865	2,422	—	1,668
Yeongdeok Sunrise Wind Power Co., Ltd.		42,187	22,031	—	(328)
KHNP Spain, S.L.		3	—	—	(1)
KA Power Limited		3,937	418	—	442
Western Power Changgi Solar Co., Ltd.		48,770	44,647	3,447	(354)
EWP Australia Pty., Ltd.		51,105	—	—	15,203
Columboola Solar Farm Hold Co Pty., Ltd.		310,271	214,792	2,228	2,884
Digital Innovation Growth Fund		12,594	100	—	(363)
J Wind First, LLC		33,611	33,611	450	—
KEPCO Holding Company		3,273	17	—	(18)
KEPCO for Power Company		57,501	58,441	—	(960)
KEPCO for Maintenance Company		—	—	—	—
KOSPO Trumbull LLC		37	3	—	—
Changjuk Wind Power Co., Ltd.		29,208	3,137	9,027	3,503

(*1)	Financial information of EWP America Inc. includes that of two other subsidiaries, EWP Renewable Corporation, and California Power Holdings, LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of five other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, and UI Carbon-Neutrality Fund.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries as of September 30, 2023 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Group.
KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied, or prior written consent of financial institutions is obtained. Group’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.
Jeongam Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied, and payments to the contracting party may be restricted depending on the financial management priority of the contract. Group’s shares cannot be wholly or partially transferred without prior consent of other stakeholders including shareholders or financial institutions.
Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Group.
Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for O&M and renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.
Korea Offshore Wind Power Co., Ltd.	Principals and interest payments on subordinated loans or dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.
Jeju Hanlim Offshore Wind Co., Ltd.	Prior approval from the lender is required when withdrawing funds (major expenditure, REC settlement, dividend payment, etc.) according to the loan agreement.
Yeongdeok Sunrise Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.
Columboola Solar Farm Hold Co Pty., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.
Guam Ukudu Power LLC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Disposal of whole or part of assets is restricted, and the Group’s shares cannot be either wholly or partially transferred without prior consent of other stakeholders including financial institutions and others.
KOSPO Trumbull LLC	The Group’s shares cannot be wholly or partially transferred without prior consent of other shareholders.

(5)	As of September 30, 2023, the Group has following entitlements in relation to its subsidiaries as per its shareholders’ agreements:

Company	Unrecognized Commitments
Jeongam Wind Power Co., Ltd.	When the Group requests other shareholders to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares at fair value.
Changjuk Wind Power Co., Ltd.	When other shareholders want to sell their shares after the performance guarantee period of wind power generators stipulated in the equipment supply contract is completed, the Group has an obligation to purchase the shares at fair value after consulting with the parties on the timing and size of the acquisition, taking in to account financial conditions, business conditions, and other circumstances.
Columboola Solar Farm Hold Co Pty., Ltd.	The Group holds a call option to purchase the shares held by another shareholder at 80% of the stock’s valuation in the event of a breach of obligation specified in the shareholder agreement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Company eliminations as of and for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won

September 30, 2023
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	147,194	914,993	464,987	1,095,197	2,622,371
Non-current assets		801	645,834	414,232	4,740,736	5,801,603
Current liabilities		(441)	(290,505)	(282,735)	(994,263)	(1,567,944)
Non-current liabilities		(633)	(10,117)	(43,420)	(2,644,601)	(2,698,771)
Net assets		146,921	1,260,205	553,064	2,197,069	4,157,259
Book value of non-controlling interests		71,991	617,501	187,599	509,635	1,386,726
Sales		—	1,091,696	347,878	1,061,001	2,500,575
Profit for the period		2,653	116,401	25,367	68,521	212,942
Profit for the period attributable to non-controlling interests		1,300	57,036	8,604	6,101	73,041
Cash flows from operating activities		(684)	30,000	102,059	425,971	557,346
Cash flows from investing activities		72	(8,513)	(63,686)	(430,488)	(502,615)
Cash flows from financing activities before dividends to non-controlling interests		(92,925)	(34,830)	(8,926)	(2,994)	(139,675)
Dividends to non-controlling interests		(640)	(28,775)	(3,652)	(17,503)	(50,570)
Effect of exchange rate fluctuation		10,794	(70)	41	4,769	15,534
Net increase of cash and cash equivalents		(83,383)	(42,188)	25,836	(20,245)	(119,980)

In millions of won

December 31, 2022
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	230,031	861,705	372,031	1,147,973	2,611,740
Non-current assets		1,101	693,748	443,502	4,942,229	6,080,580
Current liabilities		(3,642)	(316,497)	(243,796)	(841,521)	(1,405,456)
Non-current liabilities		—	(28,205)	(28,323)	(2,944,145)	(3,000,673)
Net assets		227,490	1,210,751	543,414	2,304,536	4,286,191
Book value of non-controlling interests		111,470	593,268	184,326	565,796	1,454,860
Sales		23,263	1,425,913	505,291	1,709,390	3,663,857
Profit for the year		16,455	97,881	17,954	91,566	223,856
Profit for the year attributable to non-controlling interests		8,063	47,962	6,090	(24,370)	37,745
Cash flows from operating activities		68,475	81,419	4,918	231,653	386,465
Cash flows from investing activities		22,604	27,372	18,712	(747,507)	(678,819)
Cash flows from financing activities before dividends to non-controlling interests		(9,609)	(33,187)	(7,260)	582,580	532,524
Dividends to non-controlling interests		(8,834)	(26,438)	(3,071)	(4,001)	(42,344)
Effect of exchange rate fluctuation		8,807	(486)	5	(11,023)	(2,697)
Net increase of cash and cash equivalents		81,443	48,680	13,304	51,702	195,129

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i)	Details of goodwill as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Acquisition cost	~~W~~	125,525	100,093
Less: accumulated impairment		—	—

Carrying book value	~~W~~	125,525	100,093

(ii)	Changes in goodwill for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Beginning		Increase (*)	Decrease	Others	Ending
Acquisition cost	~~W~~	100,093	25,432	—	—	125,525
Less: accumulated impairment		—	—	—	—	—

Carrying book value	~~W~~	100,093	25,432	—	—	125,525

(*)

The Group recorded ~~W~~25,432 of increase for the nine-month period ended September 30, 2023 as an entity, Chile Solar JV SpA, was newly included in the scope of consolidation due to the Group’s additional acquisition of shares in the entity, and adjustments to the amounts for the period before March 31, 2024, the date after one year passed from the end of the transaction, will be reflected in goodwill.

In millions of won	December 31, 2022
	Beginning		Increase	Decrease	Others	Ending
Acquisition cost	~~W~~	105,647	—	—	(5,554)	100,093
Less: accumulated impairment		—	—	—	—	—

Carrying book value	~~W~~	105,647	—	—	(5,554)	100,093

(8)	Disposals of subsidiaries

The Group is proceeding the liquidation process of KEPCO Lebanon SARL, its subsidiary, and has completed the liquidation process of other subsidiary, KHNP Spain, S.L. during the nine-month period ended September 30, 2023. The Group has completed the liquidation process of EWPRC Biomass Holdings, LLC, KEPCO Alamosa LLC, and KEPCO Mangilao America LLC, and has disposed of shares of KEPCO Solar of Alamosa LLC during the year ended December 31, 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won

September 30, 2023
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	2,097,754
YTN Co., Ltd. (*1)	Broadcasting	Korea	21.43%		59,000	52,658
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	117,754
Korea Power Exchange (*2)	Management of power market and others	Korea	100.00%		127,839	276,114
SPC Power Corporation (*3)	Power generation	Philippines	38.00%		20,635	79,533
Gemeng International Energy Co., Ltd.	Power generation	China	34.00%		413,153	584,167
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	138,788
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	38,259
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	702,529
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	159,377
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	124,460
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	301,629
Gangneung Eco Power Co., Ltd.	Power generation	Korea	29.00%		261,000	288,107
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	192,060
Dongducheon Dream Power Co., Ltd. (*4)	Power generation	Korea	33.61%		148,105	90,843
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	267,551
Nepal Water & Energy Development Company Private Limited (*5)	Construction and operation of utility plant	Nepal	76.73%		101,549	108,155
Indeck Niles Development, LLC	Holding company	USA	50.00%		263,825	342,995
PT. Cirebon Energi Prasarana (*6)	Power generation	Indonesia	10.00%		26,710	84,734
Others (Gangwon Wind Power Co., Ltd. and 79 others)					345,155	337,003

					3,386,339	6,384,470

<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherland	49.00%		44,405	80,885
KEPCO SPC Power Corporation (*3,7)	Construction and operation of utility plant	Philippines	75.20%		94,579	201,207
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	203,035
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	46,354
Rabigh Electricity Company	Power generation	Saudi Arabia	40.00%		109,743	257,048
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	364,778
Amman Asia Electric Power Company (*7)	Power generation	Jordan	60.00%		111,476	242,337
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	38,367
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	492,667
Kelar S.A. (*7)	Power generation	Chile	65.00%		78,060	138,849
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	91,865
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	44,856
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	85,421
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	55,208
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	57,497
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	172,043
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		182,220	302,995
Prime Swedish Holding AB	Holding company	Sweden	45.00%		35,410	38,715
Others (Dangjin Eco Power Co., Ltd. and 87 others)					809,451	778,962

					2,412,800	3,693,089

				~~W~~	5,799,139	10,077,559

(*1)

The Group planned to sell its investments in YTN Co., Ltd. following the resolution made at the Board of Directors’ meeting held on November 23, 2022, but since the final sale will be subject to approval by the Korea Communications Commission and the Fair Trade Commission, the Group is planning to classify the shares as assets-held-for-sale after the approval.

(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2023 and December 31, 2022 are as follows, continued:

(*3)	The Group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation and time or proceeds of sales are not specified as of September 30, 2023.
(*4)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*6)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the decisions related to finance and operation.

(*7)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2023 and December 31, 2022 are as follows, continued:

In millions of won

December 31, 2022
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	2,085,296
YTN Co., Ltd. (*1)	Broadcasting	Korea	21.43%		59,000	55,027
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	119,791
Korea Power Exchange (*2)	Management of power market and others	Korea	100.00%		127,839	275,126
SPC Power Corporation (*3)	Power generation	Philippines	38.00%		20,635	70,868
Gemeng International Energy Co., Ltd.	Power generation	China	34.00%		413,153	578,821
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	135,114
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	37,743
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	684,719
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	141,128
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	115,584
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	288,893
Gangneung Eco Power Co., Ltd. (*8)	Power generation	Korea	1.61%		2,900	—
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	133,823
Dongducheon Dream Power Co., Ltd. (*4)	Power generation	Korea	33.61%		148,105	89,300
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	260,145
Nepal Water & Energy Development Company Private Limited (*5)	Construction and operation of utility plant	Nepal	69.06%		70,228	69,940
Indeck Niles Development, LLC	Power generation	USA	50.00%		263,825	302,038
PT. Cirebon Energi Prasarana (*6)	Power generation	Indonesia	10.00%		26,710	69,035
Others (Gangwon Wind Power Co., Ltd. and 77 others)					337,920	332,073

					3,089,683	5,844,464

<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherland	49.00%		44,405	66,452
KEPCO SPC Power Corporation (*3,7)	Construction and operation of utility plant	Philippines	75.20%		94,579	179,594
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	191,982
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	44,398
Rabigh Electricity Company	Power generation	Saudi Arabia	40.00%		109,743	214,607
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	331,407
Amman Asia Electric Power Company (*7)	Power generation	Jordan	60.00%		111,476	220,254
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	32,044
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	408,839
Kelar S.A. (*7)	Power generation	Chile	65.00%		78,060	117,137
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	92,907
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	46,437
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	85,370
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	55,172
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	56,902
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	137,047
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		115,949	172,218
Prime Swedish Holding AB	Holding company	Sweden	45.00%		35,410	36,245
Others (Dangjin Eco Power Co., Ltd. and 88 others)					795,501	658,572

					2,332,579	3,147,584

				~~W~~	5,422,262	8,992,048

(*1)

The Group is planning to sell its investments in YTN Co., Ltd. based on the resolution of the Board of Directors on November 23, 2022, but investments in YTN Co., Ltd. are not classified as assets held-for-sale as the Group hasn’t started the active selling procedures as of December 31, 2022.

(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2023 and December 31, 2022 are as follows, continued:

(*3)	The Group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation and time or proceeds of sales are not specified as of December 31, 2022.
(*4)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*6)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the decisions related to finance and operation.

(*7)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

(*8)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won

Investees	September 30, 2023		December 31, 2022
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	71,661	80,454
Korea Gas Corporation		451,710	684,180
YTN Co., Ltd.		67,770	50,220
SPC Power Corporation		106,717	121,995
PT. Bayan Resources TBK		10,922,334	11,326,001

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won

September 30, 2023
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	2,085,296	—	—	—	(20,728)	32,919	267	2,097,754
YTN Co., Ltd.		55,027	—	—	(540)	(1,857)	(5)	33	52,658
Hyundai Green Power Co., Ltd.		119,791	—	—	(3,555)	1,518	—	—	117,754
Korea Power Exchange		275,126	—	—	—	1,189	—	(201)	276,114
SPC Power Corporation		70,868	—	—	(2,666)	9,377	1,954	—	79,533
Gemeng International Energy Co., Ltd.		578,821	—	—	(12,566)	5,865	14,713	(2,666)	584,167
PT. Cirebon Electric Power		135,114	—	—	(10,728)	6,291	—	8,111	138,788
PT Wampu Electric Power		37,743	—	—	(1,443)	(2,878)	2,588	2,249	38,259
PT. Bayan Resources TBK		684,719	—	—	(213,968)	179,946	51,892	(60)	702,529
S-Power Co., Ltd.		141,128	—	—	—	18,249	—	—	159,377
Xe-Pian Xe-Namnoy Power Co., Ltd.		115,584	—	—	—	1,359	7,517	—	124,460
Goseong Green Power Co., Ltd.		288,893	—	—	—	12,751	—	(15)	301,629
Gangneung Eco Power Co., Ltd.		—	258,100	—	—	30,007	—	—	288,107
Shin Pyeongtaek Power Co., Ltd.		133,823	—	—	(26,880)	85,117	—	—	192,060
Dongducheon Dream Power Co., Ltd.		89,300	—	—	—	1,025	—	518	90,843
GS Donghae Electric Power Co., Ltd.		260,145	—	—	(9,249)	16,655	—	—	267,551
Nepal Water & Energy Development Company Private Limited		69,940	31,321	—	—	1,642	5,252	—	108,155
Indeck Niles Development, LLC		302,038	—	—	—	20,017	1,726	19,214	342,995
PT. Cirebon Energi Prasarana		69,035	—	—	—	6,138	4,960	4,601	84,734
Others (Gangwon Wind Power Co., Ltd. and 81 others)		332,073	16,256	(2,587)	(15,203)	13,223	(1,016)	(5,743)	337,003

		5,844,464	305,677	(2,587)	(296,798)	384,906	122,500	26,308	6,384,470

<Joint ventures>
Shuweihat Asia Power Investment B.V.		66,452	—	—	(510)	(661)	15,604	—	80,885
KEPCO SPC Power Corporation		179,594	—	—	—	14,897	6,716	—	201,207
Datang Chifeng Renewable Power Co., Ltd.		191,982	—	—	—	7,825	3,228	—	203,035
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		44,398	—	—	—	1,268	688	—	46,354
Rabigh Electricity Company		214,607	—	—	—	26,172	16,269	—	257,048
Jamaica Public Service Company Limited		331,407	—	—	(10,138)	23,074	19,980	455	364,778
Amman Asia Electric Power Company		220,254	—	—	(7,788)	12,868	17,003	—	242,337
Chun-cheon Energy Co., Ltd.		32,044	—	—	—	6,323	—	—	38,367
Nghi Son 2 Power LLC		408,839	—	—	—	8,571	75,257	—	492,667
Kelar S.A.		117,137	—	—	—	13,223	844	7,645	138,849
PT. Tanjung Power Indonesia		92,907	—	—	(12,641)	5,027	7,036	(464)	91,865
South Jamaica Power Company Limited		46,437	—	—	(7,133)	3,045	2,507	—	44,856
RE Holiday Holdings LLC		85,370	—	—	(1,555)	(3,023)	4,629	—	85,421
RE Pioneer Holdings LLC		55,172	—	—	(1,162)	(1,965)	3,163	—	55,208
Solar Philippines Calatagan Corporation		56,902	—	—	(6,017)	4,514	2,098	—	57,497
PT Barito Wahana Tenaga		137,047	—	—	—	14,592	20,404	—	172,043
OneEnergy Asia Limited		172,218	66,271	—	—	24,828	39,678	—	302,995
Prime Swedish Holding AB		36,245	818	—	—	(181)	—	1,833	38,715
Others (Dangjin Eco Power Co., Ltd. and 90 others)		658,572	18,276	(2,774)	(14,487)	37,245	86,831	(4,701)	778,962

		3,147,584	85,365	(2,774)	(61,431)	197,642	321,935	4,768	3,693,089

	~~W~~	8,992,048	391,042	(5,361)	(358,229)	582,548	444,435	31,076	10,077,559

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows, continued:

In millions of won

December 31, 2022
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,815,513	—	—	(51,559)	305,638	7,746	7,958	2,085,296
YTN Co., Ltd.		51,828	—	—	(450)	1,565	(34)	2,118	55,027
Hyundai Green Power Co., Ltd.		121,955	—	—	(4,008)	1,770	1,345	(1,271)	119,791
Korea Power Exchange		269,728	—	—	—	772	—	4,626	275,126
SPC Power Corporation		65,046	—	—	(2,694)	1,188	7,330	(2)	70,868
Gemeng International Energy Co., Ltd.		595,218	—	—	—	(233)	(16,164)	—	578,821
PT. Cirebon Electric Power		121,969	—	—	(10,659)	14,776	704	8,324	135,114
PT Wampu Electric Power		35,077	—	—	(5,551)	5,848	54	2,315	37,743
PT. Bayan Resources TBK		661,289	—	—	(515,139)	531,528	7,041	—	684,719
S-Power Co., Ltd.		122,786	—	—	—	18,342	—	—	141,128
Xe-Pian Xe-Namnoy Power Co., Ltd.		92,441	—	—	—	15,582	7,561	—	115,584
Goseong Green Power Co., Ltd.		260,858	—	—	—	27,992	—	43	288,893
Gangneung Eco Power Co., Ltd.		2,288	—	—	—	(2,288)	—	—	—
Shin Pyeongtaek Power Co., Ltd.		93,074	—	—	—	40,713	—	36	133,823
Dongducheon Dream Power Co., Ltd.		74,198	—	—	—	15,086	—	16	89,300
GS Donghae Electric Power Co., Ltd.		243,772	—	—	—	15,717	—	656	260,145
Nepal Water & Energy Development Company Private Limited		66,333	—	—	—	(923)	4,530	—	69,940
Indeck Niles Development, LLC		246,273	—	(4,289)	—	21,975	21,840	16,239	302,038
PT. Cirebon Energi Prasarana		—	24,052	—	—	35,315	6,963	2,705	69,035
Others (Gangwon Wind Power Co., Ltd. and 82 others)		292,727	70,985	(27,109)	(9,268)	41,225	(3,648)	(32,839)	332,073

		5,232,373	95,037	(31,398)	(599,328)	1,091,588	45,268	10,924	5,844,464

<Joint ventures>
Shuweihat Asia Power Investment B.V.		37,069	—	—	(3,545)	(1,303)	34,231	—	66,452
KEPCO SPC Power Corporation		198,979	—	—	(34,280)	27,591	(12,696)	—	179,594
Datang Chifeng Renewable Power Co., Ltd.		204,587	—	—	(8,732)	2,849	(6,722)	—	191,982
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		44,217	—	—	(2,694)	3,936	(1,061)	—	44,398
Rabigh Electricity Company		143,678	—	—	(11,447)	31,523	50,853	—	214,607
Jamaica Public Service Company Limited		294,649	—	—	(7,752)	28,541	19,494	(3,525)	331,407
Amman Asia Electric Power Company		178,679	—	—	(19,350)	23,442	37,483	—	220,254
Chun-cheon Energy Co., Ltd.		25,896	—	—	—	6,148	—	—	32,044
Nghi Son 2 Power LLC		—	172,480	—	—	51,218	185,141	—	408,839
Kelar S.A.		86,695	—	—	—	3,695	21,241	5,506	117,137
PT. Tanjung Power Indonesia		46,546	30,147	—	(6,104)	4,645	18,323	(650)	92,907
South Jamaica Power Company Limited		37,360	—	—	—	6,625	2,452	—	46,437
RE Holiday Holdings LLC		73,167	—	—	(2,288)	2,526	11,965	—	85,370
RE Pioneer Holdings LLC		47,015	—	—	(1,337)	(275)	9,769	—	55,172
Solar Philippines Calatagan Corporation		58,231	—	—	(1,710)	6,081	(5,700)	—	56,902
PT Barito Wahana Tenaga		81,595	39	—	—	13,352	42,061	—	137,047
OneEnergy Asia Limited		79,700	39,033	—	—	(18,294)	71,779	—	172,218
Prime Swedish Holding AB		15,441	20,896	—	—	(261)	—	169	36,245
Others (Dangjin Eco Power Co., Ltd. and 87 others)		585,507	29,438	(35,915)	(13,373)	54,666	28,931	9,318	658,572

		2,239,011	292,033	(35,915)	(112,612)	246,705	507,544	10,818	3,147,584

	~~W~~	7,471,384	387,070	(67,313)	(711,940)	1,338,293	552,812	21,742	8,992,048

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won

September 30, 2023
Investees	Total assets		Total liabilities	Sales	Profit (Loss) for the period
<Associates>
Korea Gas Corporation (*)	~~W~~	56,490,167	46,035,537	33,946,829	(101,261)
YTN Co., Ltd.		345,945	100,208	90,203	(6,929)
Hyundai Green Power Co., Ltd.		739,677	333,630	76,065	5,235
Korea Power Exchange		424,580	148,466	95,601	1,056
SPC Power Corporation		294,090	31,259	83,510	28,072
Gemeng International Energy Co., Ltd.		7,781,756	5,400,609	2,238,973	25,127
PT. Cirebon Electric Power		681,059	176,375	193,532	22,814
PT Wampu Electric Power		215,751	132,580	14,503	5,960
PT. Bayan Resources TBK		3,806,927	1,032,699	3,585,132	1,237,024
S-Power Co., Ltd.		782,695	454,962	796,366	37,935
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,420,793	919,029	126,940	3,197
Goseong Green Power Co., Ltd.		5,566,455	4,515,598	1,286,840	49,261
Gangneung Eco Power Co., Ltd.		5,498,352	4,667,238	1,211,937	106,824
Shin Pyeongtaek Power Co., Ltd.		1,373,932	865,255	829,260	212,039
Dongducheon Dream Power Co., Ltd.		1,392,289	1,086,475	1,404,503	2,223
GS Donghae Electric Power Co., Ltd.		2,074,638	1,287,722	699,148	48,988
Nepal Water & Energy Development Company Private Limited		309,406	169,721	57,912	(1,759)
Indeck Niles Development, LLC		1,224,510	735,899	246,668	40,058
PT. Cirebon Energi Prasarana		3,840,624	2,993,282	311,835	57,731

<Joint ventures>
Shuweihat Asia Power Investment B.V.		165,072	—	—	(1,348)
KEPCO SPC Power Corporation		294,869	27,306	181,658	19,494
Datang Chifeng Renewable Power Co., Ltd.		835,544	327,955	86,686	19,824
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		171,576	55,690	18,855	3,169
Rabigh Electricity Company		2,698,386	1,936,435	240,316	50,239
Jamaica Public Service Company Limited		2,386,592	1,509,948	1,024,421	61,333
Amman Asia Electric Power Company		757,254	353,359	16,043	25,535
Chun-cheon Energy Co., Ltd.		610,688	481,553	459,597	21,419
Nghi Son 2 Power LLC		3,850,708	2,865,375	579,200	20,993
Kelar S.A.		713,417	504,573	87,698	14,922
PT. Tanjung Power Indonesia		752,366	489,893	75,113	8,587
South Jamaica Power Company Limited		508,365	284,074	180,040	15,509
RE Holiday Holdings LLC		352,997	182,155	11,027	(2,523)
RE Pioneer Holdings LLC		266,228	155,813	8,719	(1,908)
Solar Philippines Calatagan Corporation		150,264	42,625	12,294	6,741
PT Barito Wahana Tenaga		562,007	—	—	52,870
OneEnergy Asia Limited		2,166,794	1,473,087	718,877	58,641
Prime Swedish Holding AB		83,438	121	—	(402)

(*)	The loss for the nine-month period ended September 30, 2023 is reduced by the associate entity’s net profit (loss) attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows, continued:

In millions of won

December 31, 2022
Investees	Total assets		Total liabilities	Sales	Profit (Loss) for the year
<Associates>
Korea Gas Corporation (*)	~~W~~	62,424,983	52,014,243	51,724,287	1,497,008
YTN Co., Ltd.		364,115	107,324	152,187	7,250
Hyundai Green Power Co., Ltd.		773,998	360,926	105,374	5,010
Korea Power Exchange		311,690	36,564	118,501	1,036
SPC Power Corporation		254,951	26,417	80,630	25,614
Gemeng International Energy Co., Ltd.		7,796,180	5,460,183	3,183,398	11,637
PT. Cirebon Electric Power		691,311	199,987	287,261	53,730
PT Wampu Electric Power		209,815	127,764	21,773	12,713
PT. Bayan Resources TBK		4,994,538	2,518,129	6,076,844	3,042,123
S-Power Co., Ltd.		937,067	646,411	1,091,425	37,104
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,371,292	904,907	174,693	61,020
Goseong Green Power Co., Ltd.		5,518,258	4,516,607	1,999,825	26,981
Gangneung Eco Power Co., Ltd.		4,907,872	4,900,408	435,755	(142,387)
Shin Pyeongtaek Power Co., Ltd.		1,203,406	839,568	957,062	100,554
Dongducheon Dream Power Co., Ltd.		1,521,089	1,219,018	2,240,175	43,072
GS Donghae Electric Power Co., Ltd.		2,130,287	1,365,156	1,053,112	46,226
Nepal Water & Energy Development Company Private Limited		241,061	141,199	70,923	(1,364)
Indeck Niles Development, LLC		1,178,303	762,139	302,041	(22,541)
PT. Cirebon Energi Prasarana		3,361,288	2,670,941	319,986	36,451

<Joint ventures>
Shuweihat Asia Power Investment B.V.		135,646	29	—	(2,660)
KEPCO SPC Power Corporation		267,904	29,082	253,145	44,751
Datang Chifeng Renewable Power Co., Ltd.		835,331	355,377	140,343	42,889
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		168,680	57,685	29,459	4,919
Rabigh Electricity Company		2,520,946	1,855,836	322,108	65,550
Jamaica Public Service Company Limited		2,310,611	1,515,361	1,499,897	69,458
Amman Asia Electric Power Company		759,885	392,795	28,665	39,090
Chun-cheon Energy Co., Ltd.		629,202	521,212	585,641	19,940
Nghi Son 2 Power LLC		3,652,801	2,835,123	589,023	102,436
Kelar S.A.		689,802	514,085	107,577	943
PT. Tanjung Power Indonesia		730,239	464,791	99,169	13,619
South Jamaica Power Company Limited		521,558	289,359	314,064	33,348
RE Holiday Holdings LLC		351,243	180,503	22,671	3,022
RE Pioneer Holdings LLC		263,232	152,888	15,701	369
Solar Philippines Calatagan Corporation		113,327	36,756	17,728	10,194
PT Barito Wahana Tenaga		447,688	—	—	49,471
OneEnergy Asia Limited		1,039,987	673,223	—	16,041
Prime Swedish Holding AB		77,942	114	—	(577)

(*)	The profit for the year ended December 31, 2022 is reduced by the associate entity’s net profit (loss) attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won
September 30, 2023
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	10,454,630	20.47%	2,140,063	—	—	(42,309)	2,097,754
YTN Co., Ltd.		245,737	21.43%	52,658	—	—	—	52,658
Hyundai Green Power Co., Ltd.		406,047	29.00%	117,754	—	—	—	117,754
Korea Power Exchange		276,114	100.00%	276,114	—	—	—	276,114
SPC Power Corporation		262,831	38.00%	99,876	—	—	(20,343)	79,533
Gemeng International Energy Co., Ltd.		2,381,147	34.00%	809,590	—	—	(225,423)	584,167
PT. Cirebon Electric Power		504,684	27.50%	138,788	—	—	—	138,788
PT Wampu Electric Power		83,171	46.00%	38,259	—	—	—	38,259
PT. Bayan Resources TBK		2,774,228	20.00%	554,846	224,063	—	(76,380)	702,529
S-Power Co., Ltd.		327,733	49.00%	160,589	—	(1,212)	—	159,377
Xe-Pian Xe-Namnoy Power Co., Ltd.		501,764	25.00%	125,441	305	(997)	(289)	124,460
Goseong Green Power Co., Ltd.		1,050,857	29.00%	304,749	—	(3,120)	—	301,629
Gangneung Eco Power Co., Ltd.		831,114	29.00%	241,023	48,663	(1,579)	—	288,107
Shin Pyeongtaek Power Co., Ltd.		508,677	40.00%	203,471	3,559	(14,970)	—	192,060
Dongducheon Dream Power Co., Ltd.		305,814	34.01%	104,007	1,757	(2,339)	(12,582)	90,843
GS Donghae Electric Power Co., Ltd.		786,916	34.00%	267,551	—	—	—	267,551
Nepal Water & Energy Development Company Private Limited		139,685	76.73%	107,183	972	—	—	108,155
Indeck Niles Development, LLC		488,611	50.00%	244,306	94,247	—	4,442	342,995
PT. Cirebon Energi Prasarana		847,342	10.00%	84,734	—	—	—	84,734

<Joint ventures>
Shuweihat Asia Power Investment B.V.		165,072	49.00%	80,885	—	—	—	80,885
KEPCO SPC Power Corporation		267,563	75.20%	201,207	—	—	—	201,207
Datang Chifeng Renewable Power Co., Ltd.		507,589	40.00%	203,035	—	—	—	203,035
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		115,886	40.00%	46,354	—	—	—	46,354
Rabigh Electricity Company		761,951	40.00%	304,780	—	(46,927)	(805)	257,048
Jamaica Public Service Company Limited		876,644	40.00%	350,658	29,356	—	(15,236)	364,778
Amman Asia Electric Power Company		403,895	60.00%	242,337	—	—	—	242,337
Chun-cheon Energy Co., Ltd.		129,135	29.90%	38,611	4	—	(248)	38,367
Nghi Son 2 Power LLC		985,333	50.00%	492,667	—	—	—	492,667
Kelar S.A.		208,844	65.00%	135,749	3,100	—	—	138,849
PT. Tanjung Power Indonesia		262,473	35.00%	91,865	—	—	—	91,865
South Jamaica Power Company Limited		224,291	20.00%	44,858	—	—	(2)	44,856
RE Holiday Holdings LLC		170,842	50.00%	85,421	—	—	—	85,421
RE Pioneer Holdings LLC		110,415	50.00%	55,208	—	—	—	55,208
Solar Philippines Calatagan Corporation		107,639	38.00%	40,903	—	—	16,594	57,497
PT Barito Wahana Tenaga		562,007	30.61%	172,043	—	—	—	172,043
OneEnergy Asia Limited		693,707	40.00%	277,483	25,512	—	—	302,995
Prime Swedish Holding AB		83,317	45.00%	37,493	1,222	—	—	38,715

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)

Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of September 30, 2023 and December 31, 2022 are as follows, continued:

In millions of won
December 31, 2022
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	10,410,740	20.47%	2,131,078	—	—	(45,782)	2,085,296
YTN Co., Ltd.		256,791	21.43%	55,027	—	—	—	55,027
Hyundai Green Power Co., Ltd.		413,072	29.00%	119,791	—	—	—	119,791
Korea Power Exchange		275,126	100.00%	275,126	—	—	—	275,126
SPC Power Corporation		228,534	38.00%	86,843	—	—	(15,975)	70,868
Gemeng International Energy Co., Ltd.		2,335,997	34.00%	794,239	—	—	(215,418)	578,821
PT. Cirebon Electric Power		491,324	27.50%	135,114	—	—	—	135,114
PT Wampu Electric Power		82,051	46.00%	37,743	—	—	—	37,743
PT. Bayan Resources TBK		2,476,409	20.00%	495,282	265,817	—	(76,380)	684,719
S-Power Co., Ltd.		290,656	49.00%	142,421	—	(1,293)	—	141,128
Xe-Pian Xe-Namnoy Power Co., Ltd.		466,385	25.00%	116,596	305	(1,028)	(289)	115,584
Goseong Green Power Co., Ltd.		1,001,651	29.00%	290,479	—	(1,586)	—	288,893
Gangneung Eco Power Co., Ltd.		7,464	1.61%	120	—	(134)	14	—
Shin Pyeongtaek Power Co., Ltd.		363,838	40.00%	145,535	3,559	(15,271)	—	133,823
Dongducheon Dream Power Co., Ltd.		302,071	34.01%	102,734	1,757	(2,609)	(12,582)	89,300
GS Donghae Electric Power Co., Ltd.		765,131	34.00%	260,145	—	—	—	260,145
Nepal Water & Energy Development Company Private Limited		99,862	69.06%	68,968	972	—	—	69,940
Indeck Niles Development, LLC		416,164	50.00%	208,082	93,956	—	—	302,038
PT. Cirebon Energi Prasarana		690,347	10.00%	69,035	—	—	—	69,035

<Joint ventures>
Shuweihat Asia Power Investment B.V.		135,617	49.00%	66,452	—	—	—	66,452
KEPCO SPC Power Corporation		238,822	75.20%	179,594	—	—	—	179,594
Datang Chifeng Renewable Power Co., Ltd.		479,954	40.00%	191,982	—	—	—	191,982
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		110,995	40.00%	44,398	—	—	—	44,398
Rabigh Electricity Company		665,110	40.00%	266,044	—	(50,632)	(805)	214,607
Jamaica Public Service Company Limited		795,250	40.00%	318,100	29,357	—	(16,050)	331,407
Amman Asia Electric Power Company		367,090	60.00%	220,254	—	—	—	220,254
Chun-cheon Energy Co., Ltd.		107,990	29.90%	32,289	3	—	(248)	32,044
Nghi Son 2 Power LLC		817,678	50.00%	408,839	—	—	—	408,839
Kelar S.A.		175,717	65.00%	114,216	2,921	—	—	117,137
PT. Tanjung Power Indonesia		265,448	35.00%	92,907	—	—	—	92,907
South Jamaica Power Company Limited		232,199	20.00%	46,440	—	—	(3)	46,437
RE Holiday Holdings LLC		170,740	50.00%	85,370	—	—	—	85,370
RE Pioneer Holdings LLC		110,344	50.00%	55,172	—	—	—	55,172
Solar Philippines Calatagan Corporation		76,571	38.00%	29,097	—	—	27,805	56,902
PT Barito Wahana Tenaga		447,688	30.61%	137,047	—	—	—	137,047
OneEnergy Asia Limited		366,764	40.00%	146,706	25,512	—	—	172,218
Prime Swedish Holding AB		77,828	45.00%	35,023	1,222	—	—	36,245

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)

As of September 30, 2023 and December 31, 2022, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	September 30, 2023			December 31, 2022
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Eurasia Energy Holdings	~~W~~	(203)	—	13	203
Gunsan Bio Energy Co., Ltd.		55	4,041	122	3,986
Dayone Energy Co., Ltd.		(1,473)	25,544	3,565	27,017
Nghi Son 2 Power LLC		—	—	(18,940)	—
Samcheok Eco Materials Co., Ltd.		295	1,101	344	806
Naepo Green Energy Co., Ltd.		(14,956)	—	7,209	14,956
Barakah One Company		71,969	165,942	51,137	93,973
Pioneer Gas Power Limited		217	57,094	19,248	56,877
Incheon New Power Co., Ltd.		—	—	(163)	—
Bigeum Resident Photovoltaic Power Co., Ltd.		(460)	—	162	460
KAPES, Inc.		(56)	3,104	(355)	3,160
Chester Solar IV SpA		—	—	(21)	—
ITR Co., Ltd.		(5)	—	5	5
SEP Co., Ltd.		1	15	14	14
International Offshore Power Transmission Holding Company Limited		(23,378)	—	23,378	23,378
Noeul Green Energy Co., Ltd.		2,740	8,210	5,470	5,470
Gangneung Eco Power Co., Ltd.		(14)	—	14	14
PlatformN. Co., Ltd.		47	47	—	—
Kepco for Power Company		8,892	8,892	—	—

(7)	As of September 30, 2023, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd. issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Group provided a performance guarantee on this agreement.

(ii)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iii)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(iv)	Daeryun Power Co., Ltd.

The Group reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of September 30, 2023, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(v)	Daegu Green Power Co., Ltd.

The Group has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investors at the yield-based transfer amount agreed with the shareholders. The Group can exercise its right 5, 10 and 13 years after the date of the investment. Also, the Group has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co. at the yield-based transfer amount agreed with the shareholders.

(vi)	Yeonggwang Wind Power Co., Ltd.

In case the Group intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Group.

(vii)	Hyundai Green Power Co., Ltd.

As of September 30, 2023, the Group has an obligation to sell its shares in Hyundai Green Power Co., Ltd. when the financial investors holding the shares (i.e., IBK and others) claim to sell the Group’s shares at a certain point of time in the future. The Group also has the right to request Hyundai Steel Company, another operating investor of Hyundai Green Power Co., Ltd., to sell its’ shares at a certain point of time in the future, and is obliged to sell the Group’s shares to Hyundai Steel Company or a third party designated by Hyundai Steel Company when Hyundai Steel Company requests the Group to sell its shares.

(viii)	Kosture Co., Ltd.

The Group acquires the shares with the settled amount of coal provided to Kosture Co., Ltd. every year until completion of the subscription set forth in the shareholders’ agreement.

(ix)	Omisan Wind Power Co., Ltd.

When the Group requests Unison Co., Ltd. to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares or transfer them to others at fair value.

(x)	Geumsungsan Wind Power Co., Ltd.

The Group has a right to purchase shares owned by Daemyung Energy Co., Ltd., within the range of 18%, for 3 years after the commencement of the operation.

(xi)	Seungmun Green Energy

According to the special conditions of the REC trading contract, a connected entity may demand the sale of ownership stakes held by other investors to the connected entity, or the investors may acquire new stakes or modify business documents through a capital increase in Seokmun Green Energy with prior written consent from the trustee. In the event that other investors sell their stakes to the connected entity, they may demand that the connected entity purchase their stakes in the future if certain conditions are met.

(xii)	Taebaek Guinemi Wind Power Co., Ltd.

If shareholders other than the Group intend to sell their shares after the elapse of warranty period for wind power generators specified in the EPC contract is completed, the Group has preferential right to other parties and third parties to take over the shares of the other investors at fair value of the shares, considering the financial conditions, management conditions, and others.

(xiii)	HORANG ENERGY Inc.

The Group has the right to purchase all or partial shares of HORANG ENERGY Inc. held by other shareholders 3 years after the date of commencing the operations by the unanimous agreement of all shareholders. The Group also has an obligation to sell all or partial shares of HORANG ENERGY Inc. to CNcore Co., Ltd. 3 years after the date of commencing the operations upon request of CNcore Co., Ltd., by the unanimous agreement of all shareholders.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates and joint ventures as of September 30, 2023 are as follows:

Company	Nature and extent of any significant restrictions

Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of the stakeholders.

Daeryun Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the majority of major stakeholders.

KNH Solar Co., Ltd.	Principals and interests on subordinated loans or dividends to shareholders cannot be paid without written consent of financial institutions. Also, shares cannot be wholly or partially transferred without the consent of other shareholders.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Naepo Green Energy Co., Ltd.	Dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior consent of interested parties. All or part of the stocks held cannot be transferred without the written consent of the financial institution and if the conditions for the O&M utilization rate are not met or if a payment deferment is necessary due to the fulfillment of the obligation to provide funds, the contract amount will be paid in a subordinated order.

Solaseado Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar Spa	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Shinho Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of September 30, 2023 are as follows, continued:

Company	Nature and extent of any significant restrictions

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the payment conditions are satisfied.

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

DE Energia SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when prior written consent of financial institutions is obtained.

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Omisan Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, either of Omisan Wind Power Co., Ltd. and Unison Co., Ltd. shall not transfer their shares to others wholly or partially until 4 years have passed from the completion of power complex without the written consent from the other party. In case the shares of each party becomes less than 10% of outstanding shares after the transfer, it also requires the written consent from the other party.

Yangyang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Industrial Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Kosture Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Geumsungsan Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred for 3 years after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

KPE green energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Cheongju Eco Park Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied, or permitted by related financing contracts, or prior written consent of financial institutions is obtained.

Goheung New Energy Co., Ltd.	Payment of dividends or repayment of loans such as subordinated loans to the investors can only be made when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Seungmun Green Energy	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Trumbull Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

HORANG ENERGY Inc.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred for 3 years after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

Yanggu Floating Photovoltaic Power Plant Inc.	Payment of dividends or repayment of loans such as subordinated loans to the investors can only be made when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Hoenggye Renewable Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,410,161	(27,404)	—	(27,523)	14,355,234
Buildings		24,821,775	(46,648)	(11,625,760)	(5,730)	13,143,637
Structures		85,140,533	(157,684)	(34,463,909)	(9,358)	50,509,582
Machinery		112,480,312	(114,264)	(58,150,763)	(540,447)	53,674,838
Ships		17,582	—	(5,104)	—	12,478
Vehicles		401,034	(2,536)	(330,753)	(116)	67,629
Equipment		2,264,312	(5,901)	(1,867,546)	(50)	390,815
Tools		1,339,203	(72)	(1,183,153)	(6)	155,972
Construction-in-progress		31,058,304	(162,688)	—	(22,795)	30,872,821
Right-of-use assets		6,044,379	—	(2,589,258)	—	3,455,121
Asset retirement costs		17,584,921	—	(6,832,430)	(146,423)	10,606,068
Others		16,340,332	—	(13,867,072)	—	2,473,260

	~~W~~	311,902,848	(517,197)	(130,915,748)	(752,448)	179,717,455

In millions of won	December 31, 2022
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,298,409	(27,405)	—	(27,472)	14,243,532
Buildings		24,230,827	(50,437)	(10,931,672)	(6,955)	13,241,763
Structures		83,055,890	(165,608)	(32,596,265)	(10,390)	50,283,627
Machinery		108,749,243	(127,126)	(54,015,594)	(541,864)	54,064,659
Ships		17,264	—	(3,788)	—	13,476
Vehicles		393,046	(2,045)	(305,242)	(117)	85,642
Equipment		2,168,348	(6,608)	(1,732,564)	(43)	429,133
Tools		1,306,509	(99)	(1,128,002)	(6)	178,402
Construction-in-progress		28,064,266	(135,926)	—	(22,795)	27,905,545
Right-of-use assets		5,992,724	—	(2,281,599)	—	3,711,125
Asset retirement costs		17,620,603	—	(6,185,214)	(146,422)	11,288,967
Others		15,520,160	—	(13,100,723)	—	2,419,437

	~~W~~	301,417,289	(515,254)	(122,280,663)	(756,064)	177,865,308

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment (*)	Others	Ending balance
Land	~~W~~	14,270,937	3,848	(12,785)	—	—	120,638	14,382,638
(Government grants)		(27,405)	—	1	—	—	—	(27,404)
Buildings		13,292,200	2,891	(4,818)	(690,931)	—	590,943	13,190,285
(Government grants)		(50,437)	—	—	3,788	—	1	(46,648)
Structures		50,449,235	4,806	(240,013)	(2,129,248)	—	2,582,486	50,667,266
(Government grants)		(165,608)	—	1,065	7,179	—	(320)	(157,684)
Machinery		54,191,785	171,289	(132,304)	(4,628,963)	(6,167)	4,193,462	53,789,102
(Government grants)		(127,126)	—	219	12,667	—	(24)	(114,264)
Ships		13,476	—	—	(1,352)	—	354	12,478
Vehicles		87,687	811	—	(28,728)	—	10,395	70,165
(Government grants)		(2,045)	—	—	674	—	(1,165)	(2,536)
Equipment		435,741	33,200	(275)	(156,214)	—	84,264	396,716
(Government grants)		(6,608)	—	—	1,482	—	(775)	(5,901)
Tools		178,501	16,244	(350)	(58,770)	—	20,419	156,044
(Government grants)		(99)	—	—	28	—	(1)	(72)
Construction-in-progress		28,041,471	9,768,304	(2)	—	—	(6,774,264)	31,035,509
(Government grants)		(135,926)	1,291	—	—	—	(28,053)	(162,688)
Right-of-use assets		3,711,125	253,495	(2,280)	(403,244)	—	(103,975)	3,455,121
Asset retirement costs		11,288,967	—	—	(938,872)	—	255,973	10,606,068
Others		2,419,437	627	—	(709,590)	—	762,786	2,473,260

	~~W~~	177,865,308	10,256,806	(391,542)	(9,720,094)	(6,167)	1,713,144	179,717,455

(*)

The Group is in the process of calculating the actual damage in relation to the Taean IGCC gas refinery fire incident in January 2023. For the nine-month period ended September 30, 2023, ~~W~~6,167 million of estimated damage to the Group’s PP&E due to the fire incident has been recognized as impairment loss, and the estimated damage may change depending on future investigations.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows, continued:

In millions of won	December 31, 2022
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	14,107,965	9,535	(49,377)	—	—	202,814	14,270,937
(Government grants)		(23,474)	—	1	—	—	(3,932)	(27,405)
Buildings		12,926,226	3,202	(19,918)	(906,528)	(449)	1,289,667	13,292,200
(Government grants)		(52,122)	—	—	5,360	—	(3,675)	(50,437)
Structures		48,290,052	217,450	(277,308)	(2,677,395)	(3,669)	4,900,105	50,449,235
(Government grants)		(172,021)	—	1,250	9,568	—	(4,405)	(165,608)
Machinery		51,755,382	248,932	(188,924)	(5,748,407)	(33,191)	8,157,993	54,191,785
(Government grants)		(140,082)	—	405	17,283	—	(4,732)	(127,126)
Ships		177	—	—	(1,053)	—	14,352	13,476
Vehicles		89,257	1,813	(88)	(41,907)	—	38,612	87,687
(Government grants)		(1,675)	—	—	663	—	(1,033)	(2,045)
Equipment		397,183	79,369	(183)	(205,908)	(1)	165,281	435,741
(Government grants)		(149)	—	—	494	—	(6,953)	(6,608)
Tools		183,065	25,291	(180)	(77,902)	—	48,227	178,501
(Government grants)		(64)	—	—	32	—	(67)	(99)
Construction-in-progress		30,156,094	11,671,907	(197,293)	—	134,735	(13,723,972)	28,041,471
(Government grants)		(111,822)	23,155	17	—	—	(47,276)	(135,926)
Right-of-use assets		4,059,397	197,016	(2,838)	(509,068)	—	(33,382)	3,711,125
Asset retirement costs		8,925,388	—	—	(1,133,866)	—	3,497,445	11,288,967
Others		2,745,861	9,028	(22,531)	(1,036,132)	—	723,211	2,419,437

	~~W~~	173,134,638	12,486,698	(756,967)	(12,304,766)	97,425	5,208,280	177,865,308

(3)

The Group’s subsidiaries including Korea Hydro & Nuclear Power Co., Ltd. have recognized proceeds and costs from selling items produced before its intended use, by accounting ~~W~~30,578 million and ~~W~~94,264 million as revenue and ~~W~~33,403 million and ~~W~~63,405 million as expense in profit or loss for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

19.	Investment Properties

(1)	Investment properties as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	173,089	—	—	173,089
Buildings		20,492	(23)	(7,238)	13,231

	~~W~~	193,581	(23)	(7,238)	186,320

In millions of won	December 31, 2022
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	194,417	—	—	194,417
Buildings		20,241	(21)	(6,351)	13,869

	~~W~~	214,658	(21)	(6,351)	208,286

(2)	Changes in investment properties for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	194,417	—	—	(21,328)	173,089
Buildings		13,890	—	(370)	(266)	13,254
(Government grants)		(21)	—	1	(3)	(23)

	~~W~~	208,286	—	(369)	(21,597)	186,320

In millions of won	December 31, 2022
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	201,605	(208)	—	(6,980)	194,417
Buildings		11,209	—	(487)	3,168	13,890
(Government grants)		(30)	—	1	8	(21)

	~~W~~	212,784	(208)	(486)	(3,804)	208,286

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

In millions of won	September 30, 2023			September 30, 2022
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Rental income	~~W~~	2,873	8,032	2,647	7,610
Operating and maintenance expenses related to rental income		(79)	(380)	(139)	(394)

	~~W~~	2,794	7,652	2,508	7,216

(4)	Fair value of investment properties as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023			December 31, 2022
	Book value		Fair value	Book value	Fair value
Land	~~W~~	173,089	243,103	194,417	292,827
Buildings		13,231	13,773	13,869	15,626

	~~W~~	186,320	256,876	208,286	308,453

The Group determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Group. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the KIFRS transition date (January 1, 2010).

(5)	All of the Group’s investment properties are held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

20.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	5,594,946	1,047,904	(542,102)	6,100,748

(*)

For the nine-month period ended September 30, 2023, the increased balance of contracts from new orders is ~~W~~1,089,956 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~42,052 million.

In millions of won	December 31, 2022
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	2,783,935	3,457,964	(646,953)	5,594,946

(*)

For the year ended December 31, 2022, the increased balance of contracts from new orders is ~~W~~3,578,599 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~81,401 million.

(2)	Accumulated earned revenue, expense and others related to the Group’s construction contracts in progress as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	22,855,421	22,152,258	703,163	65,602

In millions of won	December 31, 2022
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	22,507,004	21,666,552	840,452	29,877

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

20.	Construction Contracts, Continued

(3)	Gross amount due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract work as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023			December 31, 2022
	Contract assets (*1)		Contract liabilities (*2)	Contract assets (*1)	Contract liabilities (*2)
Nuclear power plant construction in overseas and others	~~W~~	106,145	350,953	118,983	120,952

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)

Included in non-financial liabilities as advance received in the consolidated statements of financial position. The revenue recognized on September 30, 2023 from the amounts included in contract liabilities at the end of the prior year is ~~W~~116,174 million.

(4)

The contracts with purchasers state that the disclosure of information related to UAE and Egypt Eldaba nuclear power plant construction projects such as contract date, contractual completion date, rate of progress, unbilled construction, impairment losses, etc. is not allowed without consent from the purchasers. The purchasers did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that the purchasers may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the consolidated financial statements.

	Contract date	Completion date
Egypt Eldaba nuclear power plant construction projects	2022.08.25	2029.04.08

(5)

Operating segments information related to the contracts for which the Group recognizes revenue based on the percentage-of-completion on a cost-based input method for the nine-month period ended September 30, 2023 are as follows:

In millions of won	September 30, 2023
	Effect from changes in accounting estimates							Contract assets from construction contracts		Trade receivables from construction contracts
	Expected loss on construction contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Changes in estimated total contract costs	Revenue recognized from performance obligations satisfied in previous periods	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Transmission and distribution	~~W~~	—	(156,622)	(149,488)	(7,134)	205,688	—	13,476	—	—	—
Electric power generation (Nuclear)		—	51,813	323	51,490	139,404	—	—	—	137,805	—
Plant maintenance & engineering Service		3,412	4,839	4,602	237	26,895	17,717	88,261	3	51,799	5,755
Others		—	(60)	(60)	—	—	—	4,408	—	—	—

	~~W~~	3,412	(100,030)	(144,623)	44,593	371,987	17,717	106,145	3	189,604	5,755

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,058,171	(263)	(867,329)	(20)	190,559
Copyrights, patents rights and other industrial rights		105,630	—	(71,783)	(9,177)	24,670
Mining rights		629,739	—	(56,263)	(542,072)	31,404
Development expenditures		962,362	(2,460)	(904,322)	—	55,580
Intangible assets under development		84,151	(2,333)	—	(8,903)	72,915
Usage rights of donated assets and others		592,753	—	(444,162)	(126)	148,465
Leasehold rights		28,185	—	(24,016)	—	4,169
Greenhouse gas emissions rights		57,066	—	—	—	57,066
Others		556,731	(345)	(192,911)	(12,238)	351,237

	~~W~~	4,074,788	(5,401)	(2,560,786)	(572,536)	936,065

In millions of won	December 31, 2022
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,002,040	(174)	(799,013)	(20)	202,833
Copyrights, patents rights and other industrial rights		104,559	—	(67,368)	(9,178)	28,013
Mining rights		625,845	—	(46,187)	(541,133)	38,525
Development expenditures		938,032	(3,477)	(883,527)	—	51,028
Intangible assets under development		76,625	(2,108)	—	(8,903)	65,614
Usage rights of donated assets and others		592,797	—	(435,518)	(136)	157,143
Leasehold rights		28,185	—	(23,297)	—	4,888
Greenhouse gas emissions rights		43,960	—	—	—	43,960
Others		551,396	(67)	(174,714)	(11,955)	364,660

	~~W~~	3,963,439	(5,826)	(2,429,624)	(571,325)	956,664

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	203,007	8,632	(18)	(66,061)	—	45,262	190,822
(Government grants)		(174)	—	—	58	—	(147)	(263)
Copyrights, patents rights and other industrial rights		28,013	211	(70)	(3,833)	—	349	24,670
Mining rights		38,525	2,175	—	(8,873)	—	(423)	31,404
Development expenditures		54,505	—	—	(19,119)	—	22,654	58,040
(Government grants)		(3,477)	—	—	1,017	—	—	(2,460)
Intangible assets under development		67,722	32,384	—	—	—	(24,858)	75,248
(Government grants)		(2,108)	—	—	—	—	(225)	(2,333)
Usage rights of donated assets and others		157,143	—	—	(7,865)	—	(813)	148,465
Leasehold rights		4,888	—	—	(719)	—	—	4,169
Greenhouse gas emissions rights		43,960	8,576	—	—	—	4,530	57,066
Others		364,727	1,771	(142)	(17,961)	(283)	3,470	351,582
(Government grants)		(67)	—	—	70	—	(348)	(345)

	~~W~~	956,664	53,749	(230)	(123,286)	(283)	49,451	936,065

In millions of won	December 31, 2022
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	162,596	22,532	(57)	(84,649)	—	102,585	203,007
(Government grants)		(91)	—	—	60	—	(143)	(174)
Copyrights, patents rights and other industrial rights		35,187	270	(37)	(7,136)	—	(271)	28,013
Mining rights		41,902	2,395	—	(4,296)	—	(1,476)	38,525
Development expenditures		72,944	—	—	(24,238)	—	5,799	54,505
(Government grants)		(3,820)	—	—	1,466	—	(1,123)	(3,477)
Intangible assets under development		81,430	39,559	—	—	(14)	(53,253)	67,722
(Government grants)		(7,326)	—	—	—	—	5,218	(2,108)
Usage rights of donated assets and others		169,783	—	—	(11,394)	(150)	(1,096)	157,143
Leasehold rights		5,848	—	—	(960)	—	—	4,888
Greenhouse gas emissions rights		78,137	57,466	—	—	—	(91,643)	43,960
Others		407,558	4,073	(260)	(25,017)	—	(21,627)	364,727
(Government grants)		(71)	—	—	4	—	—	(67)

	~~W~~	1,044,077	126,295	(354)	(156,160)	(164)	(57,030)	956,664

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won and thousands of Australian dollars
September 30, 2023
Type	Description	Currency	Amount	Remaining useful lives
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	17,740	4 years and 3 months
Mining rights	Mining rights of Bylong mine	AUD	-	— (*)
Development expenditures	Establishment of asset management system for electricity facilities	KRW	4,936	4 years and 6 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	14,369	3 years and 2 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	7,117	6 years 9 months
Others	Occupancy and use of public waters	KRW	72,153	13 years and 4 months
	Greenhouse gas emissions rights	KRW	57,066	—
	Business rights	KRW	150,401	26 years and 2 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

In millions of won and thousands of Australian dollars
December 31, 2022
Type	Description	Currency	Amount	Remaining useful lives
Software	ORACLE license for SDIS integrated DB	KRW	5,509	3 years and 4 months
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	20,871	5 years
Mining rights	Mining rights of Bylong mine	AUD	-	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	17,772	3 years and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	7,908	7 years and 6 months
Others	Occupancy and use of public waters	KRW	76,212	14 years and 1 month
	Greenhouse gas emissions rights	KRW	43,960	—
	Business rights	KRW	154,712	26 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For the nine-month periods ended September 30, 2023 and 2022, the Group recognized research and development expenses of ~~W~~497,731 million and ~~W~~488,514 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

22.	Trade and Other Payables

Trade	and other payables as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	4,396,030	—	7,529,857	—
Non-trade payables		1,862,536	2,032,194	2,132,838	2,023,985
Accrued expenses		1,737,469	8,477	1,605,118	6,351
Leasehold deposits received		2,910	741	2,479	35
Other deposits received		98,848	49,175	97,408	47,863
Lease liabilities		596,282	3,416,302	614,037	3,549,106
Dividends payable		1,932	—	1,812	—
Others (*)		—	12,591	—	11,574

	~~W~~	8,696,007	5,519,480	11,983,549	5,638,914

(*)	Details of others as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	3,069	—	3,477
Others		—	9,522	—	8,097

	~~W~~	—	12,591	—	11,574

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Current liabilities
Short-term borrowings	~~W~~	9,724,096	8,820,425
Current portion of long-term borrowings		5,916,206	3,638,202
Current portion of debt securities		16,345,344	10,205,395
Less: current portion of discount on long-term borrowings		(1,090)	(774)
Less: current portion of discount on debt securities		(6,437)	(4,246)

		31,978,119	22,659,002

Non-current liabilities
Long-term borrowings		3,328,166	2,977,268
Debt securities		98,978,107	95,160,920
Less: discount on long-term borrowings		(58,363)	(14,945)
Less: discount on debt securities		(189,379)	(177,543)
Add: premium on debt securities		—	663

		102,058,531	97,946,363

	~~W~~	134,036,650	120,605,365

(2)	Repayment schedule of borrowings and debt securities as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won
September 30, 2023
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	15,640,302	16,345,344
1~ 5 years		1,739,089	71,198,875
Over 5 years		1,589,077	27,779,232

	~~W~~	18,968,468	115,323,451

In millions of won
December 31, 2022
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	12,458,627	10,205,395
1~ 5 years		1,472,655	65,278,587
Over 5 years		1,504,613	29,882,333

	~~W~~	15,435,895	105,366,315

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won and thousands of USD
September 30, 2023
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	DB financial investment and others	3.75~4.60	2023.10.05 ~2023.12.31	—	~~W~~	5,620,415
Local short-term borrowings	Nonghyup Bank and others	3M CD + 1.04~1.65	2023.11.18 ~2024.07.04	—		3,630,000
Foreign short-term borrowings	Korea Development Bank	5.83	2023.11.24	USD 15,484		20,823
Foreign short-term borrowings	Shinhan Bank	5.96	2024.03.05	USD 17,367		23,356
Foreign short-term borrowings	Export-Import Bank of Korea	5.93	2024.03.22	USD 22,686		30,509
Foreign short-term borrowings	Kookmin Bank	5.67	2023.10.24	USD 5,377		7,230
Foreign short-term borrowings	Kookmin Bank	SOFR(1M) + 0.95	2024.02.16	USD 40,000		53,792
Electronic short-term bonds	Kyobo Securities and others	3.96~4.04	2023.10.05 ~2023.10.26	—		310,000
Local bank overdraft	Woori Bank	Standard overdraft rate + 1.37	2024.02.23	—		27,971

					~~W~~	9,724,096

In millions of won and thousands of USD
December 31, 2022
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	DB financial investment and others	3.21~5.80	2023.01.02 ~2023.12.31	—	~~W~~	5,549,120
Local short-term borrowings	Nonghyup Bank and others	3M CD + 1.11~1.70	2023.05.25 ~2023.11.24	—		3,000,000
Local short-term borrowings	Shinhan Bank	6M bank debenture rate + 1.77	2023.11.17	—		50,000
Local short-term borrowings	Korea Development Bank	4.15	2023.01.06	—		3,400
Foreign short-term borrowings	Shinhan Bank	5.19	2023.02.28	USD 12,045		15,264
Foreign short-term borrowings	Shinhan Bank	SOFR(1M) + 0.65	2023.02.27	USD 40,000		50,692
Foreign short-term borrowings	Kookmin Bank and others	3.32~5.88	2023.01.09 ~2023.06.12	USD 91,796		116,333
Local bank overdraft	Woori Bank and others	Standard overdraft rate + 1.32 4.83	2023.01.06 ~2023.02.24	—		35,616

					~~W~~	8,820,425

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won and thousands of foreign currencies
September 30, 2023
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2023~2044	—	~~W~~	1,931
	Facility	2.60~4.94	2023~2042	—		45,308
	Facility	CB rate+0.90	2029	—		9,985
	Operating funds	1yr KDB rate+0.91	2024	—		40,000
Hana Bank and others	Commercial Paper	3M CD+0.13~1.20	2023~2028	—		5,500,000
	Facility	4.60	2028	—		6,959
	Facility	3yr KTB rate-2.50	2028	—		3,322
Export-Import Bank of Korea	Project loans	1.00	2026	—		8,838
	Facility	1.32	2028	—		80,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 2.25	2024~2028	—		9,615
	Facility	3yr KTB rate-1.50	2024	—		218
	Project loans	-	2033	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		17,428
	Commercial Paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		74,814
	Others	Standard overdraft rate+1.00	2034	—		74,814
Kookmin Bank	Facility	3M CD+1.79 2.10~6.13	2030~2038	—		159,219
	Facility	4.00	2045	—		30,000
Woori Bank	Facility	3M Libor+1.90 5.22~6.13	2034~2042	—		92,426
Others	Facility	3.50~6.80	2028~2044	—		692,016
	Facility	CB rate+1.10 1.75~3.30	2024~2041	—		61,793
	PF Refinancing	CB rate+1.25	2030	—		6,919
	PF Refinancing	4.10	2030	—		19,218
	Securitized debts (*)	3M CD+1.80	2025	—		50,981
	Others	4.40~7.90	2025~2039	—		114,084
	Others	1.80~7.24	2031~2034	—		49,929

						7,301,014

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of September 30, 2023 and December 31, 2022 are as follows, continued:

In millions of won and thousands of foreign currencies
September 30, 2023
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744		11,759
Export-Import Bank of Korea and others	Direct Loan and others	6M Libor+3.20	2036	USD 80,123		107,750
	Direct Loan and others	3M Libor+2.25~3.70	2027	JOD 79,204		150,232
	Facility	6M Synthetic Libor +1.70~2.50 SOFR(1M)+1.83	2029~2031	USD 121,677		163,631
Korea Development Bank and others	EBL	SOFR(1M)+0.86	2024	USD 149,592		201,171
POSCO and others	Shareholder’s loan	5.60~8.00	2025	USD 12,080		16,246
	Shareholder’s loan	8.00	2031	JOD 4,853		9,205
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY 4,385,700		39,569
Woori Bank and others	Syndicated Loan	JPY 6M Tibor+1.84	2032	JPY 2,399,088		21,645
Solar Construction Lendings, LLC	Facility	5.00	2025	USD 31,979		43,005
KiwoomSolar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 41,767		59,381
IFC and others	Facility	SOFR(3M)+1.99 SOFR(6M)+5.00 3M BSBY+1.70 6.05~6.62	2024~2031	USD 614,952		826,988
Hanwha US Solar Private Fund and others	Facility	6.00	2039	USD 59,327		79,783
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD 187,049		160,862
Nonghyup Bank and others	Facility	10.40	2039	USD 38,765		52,131

						1,943,358

						9,244,372
Less: discount on long-term borrowings						(59,453)
Less: current portion of long-term borrowings						(5,916,206)
Add: current portion of discount on long-term borrowings						1,090

					~~W~~	3,269,803

(*)	The main reasons for early repayment of securitized debts as of September 30, 2023 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement

The Group is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of September 30, 2023 and December 31, 2022 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2022
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2023~2044	—	~~W~~	2,133
	Facility	2.50~4.60	2023~2028	—		28,420
	Facility	CB rate+0.90	2029	—		9,985
	Operating funds	1yr KDB rate +0.81~0.91	2023~2024	—		54,300
Hana Bank and others	Commercial Paper	3M CD+0.13~1.20	2023~2027	—		3,250,000
	Facility	4.60	2028	—		8,137
	Facility	3yr KTB rate-1.50	2028	—		3,821
Export-Import Bank of Korea	Project loans	1.50	2026	—		10,312
	Facility	1.32	2028	—		58,100
	Operating funds	1.78	2023	—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 1.50~1.75	2023~2028	—		11,175
	Facility	3yr KTB rate-2.50	2023~2024	—		393
	Project loans	—	2023~2027	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		19,195
	Commercial Paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		78,905
	Others	Standard overdraft rate+1.00	2034	—		78,905
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79 5.04	2023~2035	—		105,155
	Others	4.00	2025	—		20,700
Woori Bank	Facility	3M Libor+1.90 5.04	2035~2042	—		48,823
Others	Facility	3.50~6.80	2028~2044	—		690,259
	Facility	CB rate+1.10 1.75~4.56	2024~2036	—		103,131
	PF Refinancing	CB rate+1.25	2030	—		7,634
	PF Refinancing	4.10	2030	—		21,206
	Securitized debts (*)	3M CD+1.80	2025	—		33,476
	Others	4.40~7.90	2023~2039	—		120,217
	Others	1.80~4.50	2031~2034	—		49,929

						4,981,208

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of September 30, 2023 and December 31, 2022 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2022
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744		11,081
Export-Import Bank of Korea and others	Direct Loan and others	6M Libor+3.20	2036	USD 78,094		98,969
	Direct Loan and others	3M Libor+2.25~3.70	2027	JOD 91,051		162,692
	Facility	6M Libor+1.70~2.50 SOFR(1M)+1.83	2029~2032	USD 132,168		167,496
Kookmin Bank and others	EBL	SOFR(1M)+0.11~0.75	2024	USD 149,592		189,578
Riyad Bank	EBL	SOFR(3M)+1.20	2025	USD 49,870		63,201
POSCO and others	Shareholder’s loan	8.00	2025	USD 10,005		12,680
	Shareholder’s loan	8.00	2031	JOD 4,853		8,671
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY 4,752,934		45,304
Woori Bank and others	Syndicated Loan	JPY 6M Libor+1.84	2032	JPY 2,613,385		24,910
Solar Construction Lendings, LLC	Facility	5.00	2025	USD 31,140		39,464
KiwoomSolar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 40,531		54,765
IFC and others	Facility	6M Libor+5.00 SOFR(3M)+1.83~1.99 5.41~6.19	2028~2031	USD 408,408		517,575
Hanwha US Solar Private Fund and others	Facility	3.00	2038	USD 58,308		73,894
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD 190,860		163,836
Others	Others	—	—	USD 116		146

						1,634,262

						6,615,470
Less: discount on long-term borrowings						(15,719)
Less: current portion of long-term borrowings						(3,638,202)
Add: current portion of discount on long-term borrowings						774

					~~W~~	2,962,323

(*)	The main reasons for early repayment of securitized debts as of December 31, 2022 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement

The Group is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	September 30, 2023		December 31, 2022
Electricity Bonds	2012.03.27 ~2023.09.11	2023.10.07 ~2052.04.21	1.14~5.99	~~W~~	68,450,000	61,190,000
Corporate Bonds (*)	2009.10.16 ~2023.09.05	2023.10.18 ~2053.06.08	1.13~6.06		29,933,153	29,293,188
Corporate Bonds	2021.05.26	2041.05.25	2.50		11,578	11,578

					98,394,731	90,494,766
Less: discount on local debt securities					(55,985)	(56,924)
Less: current portion of local debt securities					(15,071,584)	(8,401,619)
Add: current portion of discount on local debt securities					3,989	2,344

				~~W~~	83,271,151	82,038,567

(*)

Among the corporate bonds, each holder of Hee Mang Sunlight Power Co., Ltd.’s private equity bonds, amounting to ~~W~~1,584 million, may exercise the early redemption rights on the 5th year (March 31, 2021) from the date of issuance of the bonds and every year on March 31 thereafter, until the year before the redemption date.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won and thousands of foreign currencies
September 30, 2023
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	~~W~~	374,797
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		423,231
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		385,850
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		134,480
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		403,440
FY-17	2017.07.25	2027.07.25	3.13	USD 300,000		403,440
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		56,869
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		55,026
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		283,718
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		293,752
FY-19	2019.06.24	2024.06.24	2.50	USD 500,000		672,400
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF 300,000		440,628
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD 300,000		258,000
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 342,753		460,935
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		403,440
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		672,400
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		672,400
FY-20	2020.08.03	2026.02.03	1.00	USD 300,000		403,440
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		605,160
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		672,400
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		403,440
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		403,440
FY-22	2022.04.21	2027.04.21	3.63	USD 300,000		403,440
FY-22	2022.05.06	2025.05.06	3.60	USD 500,000		672,400
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD 800,000		1,075,840
FY-22	2022.06.28	2025.06.28	4.13	USD 300,000		403,440
FY-22	2022.07.27	2027.07.27	4.25	USD 700,000		941,360
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD 800,000		1,075,840
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD 2,350,000		404,083
FY-23	2023.06.07	2030.06.07	4.51	HKD 1,037,000		178,312
FY-23	2023.07.12	2028.07.12	4.88	USD 350,000		470,680
FY-23	2023.07.18	2028.07.18	5.00	USD 500,000		672,400
FY-23	2023.07.31	2026.07.31	5.38	USD 1,000,000		1,344,800
FY-23	2023.09.21	2026.09.21	5.38	USD 300,000		403,439

						16,928,720
Less: discount on foreign debt securities						(139,831)
Less: current portion of foreign debt securities						(1,273,760)
Add: current portion of discount on foreign debt securities						2,448

					~~W~~	15,517,577

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of September 30, 2023 and December 31, 2022 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2022
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	~~W~~	353,198
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		398,841
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		363,614
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		126,730
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		380,190
FY-17	2017.07.25	2027.07.25	3.13	USD 300,000		380,190
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		54,048
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		54,527
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		268,208
FY-18	2018.06.07~2018.07.25	2023.06.07~2023.07.25	3.75~3.88	USD 1,400,000		1,774,220
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		274,574
FY-19	2019.06.24	2024.06.24	2.50	USD 500,000		633,650
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF 300,000		411,861
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD 300,000		257,523
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 360,899		457,368
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		380,190
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		633,650
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		633,650
FY-20	2020.08.03	2026.02.03	1.00	USD 300,000		380,190
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		570,285
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		633,650
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		380,190
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		380,190
FY-22	2022.04.21	2027.04.21	3.63	USD 300,000		380,190
FY-22	2022.05.06	2025.05.06	3.60	USD 500,000		633,650
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD 800,000		1,013,840
FY-22	2022.06.28	2025.06.28	4.13	USD 300,000		380,190
FY-22	2022.07.27	2027.07.27	4.25	USD 700,000		887,110
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD 800,000		1,013,840
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD 2,350,000		381,992

						14,871,549
Less: discount on foreign debt securities						(124,865)
Add: premium on foreign debt securities						663
Less: current portion of foreign debt securities						(1,803,776)
Add: current portion of discount on foreign debt securities						1,902

					~~W~~	12,945,473

(7)	Changes in borrowings and debt securities for the nine-month periods ended September 30, 2023 and 2022 are as follows:

In millions of won	September 30, 2023		September 30, 2022
Beginning balance	~~W~~	120,605,365	80,529,513
Cash flow		12,389,909	26,148,128
Effect of exchange rate fluctuations		1,099,800	2,857,565
Others		(58,424)	(38,471)

Ending balance	~~W~~	134,036,650	109,496,735

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

24.	Lease

1)	Group as a lessee

(1)	Finance lease contracts

The Group applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ~~W~~112,691 million and ~~W~~171,857 million respectively, as expense for the nine-month periods ended September 30, 2023 and 2022. The Group also applies the leases of low-value assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e., approximately less than ~~W~~5 million), and recognized ~~W~~1,887 million and ~~W~~1,637 million respectively, as expense for the nine-month periods ended September 30, 2023 and 2022. The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	Septemer 30, 2023
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	920,178	(267,367)	652,811
Buildings		180,943	(92,152)	88,791
Structures		30,587	(8,311)	22,276
Machinery		26,451	(18,980)	7,471
Ships		4,179,475	(1,769,347)	2,410,128
Vehicles		57,909	(31,018)	26,891
Others (*)		648,836	(402,083)	246,753

	~~W~~	6,044,379	(2,589,258)	3,455,121

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

In millions of won	December 31, 2022
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	886,076	(224,277)	661,799
Buildings		135,290	(60,434)	74,856
Structures		30,879	(6,914)	23,965
Machinery		1,737	(902)	835
Ships		4,151,460	(1,554,597)	2,596,863
Vehicles		35,712	(20,996)	14,716
Others (*)		751,570	(413,479)	338,091

	~~W~~	5,992,724	(2,281,599)	3,711,125

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

24.	Lease, Continued

(3)	Changes in right-of-use assets for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	661,799	2,681	(43,496)	—	31,827	652,811
Buildings		74,856	20,341	(25,730)	(763)	20,087	88,791
Structures		23,965	15	(1,414)	(265)	(25)	22,276
Machinery		835	—	(70)	—	6,706	7,471
Ships		2,596,863	199,868	(287,142)	—	(99,461)	2,410,128
Vehicles		14,716	19,021	(7,546)	(996)	1,696	26,891
Others		338,091	11,569	(37,846)	(256)	(64,805)	246,753

	~~W~~	3,711,125	253,495	(403,244)	(2,280)	(103,975)	3,455,121

In millions of won	December 31, 2022
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	652,795	63,654	(41,260)	—	(13,390)	661,799
Buildings		62,884	42,399	(30,243)	(1,042)	858	74,856
Structures		21,148	4,256	(1,758)	—	319	23,965
Machinery		565	429	(159)	—	—	835
Ships		3,029,219	—	(393,677)	—	(38,679)	2,596,863
Vehicles		13,618	13,475	(8,673)	(962)	(2,742)	14,716
Others		279,168	72,803	(33,298)	(834)	20,252	338,091

	~~W~~	4,059,397	197,016	(509,068)	(2,838)	(33,382)	3,711,125

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

24.	Lease, Continued

(4)	Lease liabilities as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Less than 1 year	~~W~~	616,954	639,756
1 ~ 5 years		2,033,621	2,047,584
More than 5 years		1,841,625	1,925,012

		4,492,200	4,612,352
Less: discount		(479,616)	(449,209)

Present value of lease payment	~~W~~	4,012,584	4,163,143

(5)	The details of the liquidity classification of lease liabilities as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Current lease liabilities	~~W~~	596,282	614,037
Non-current lease liabilities		3,416,302	3,549,106

	~~W~~	4,012,584	4,163,143

(6)	Changes in lease liabilities for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	4,163,143	247,552	(519,962)	64,116	57,735	4,012,584

(*)	Including translation effect of foreign currency lease liabilities and others.

In millions of won	December 31, 2022
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	4,410,503	109,019	(654,236)	91,590	206,267	4,163,143

(*)	Including translation effect of foreign currency lease liabilities and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

24.	Lease, Continued

(7)	Details of expense relating to lease contracts as lessee for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

In millions of won	September 30, 2023			September 30, 2022
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Depreciation of right-of-use assets	~~W~~	135,599	403,244	139,301	409,773
Interest expenses of lease liabilities		22,774	64,116	24,610	71,591
Lease expenses for short-term leases		43,602	112,691	47,519	171,857
Lease expenses for leases of low-value assets		719	1,887	667	1,639
Variable lease payments		19,828	31,149	37,271	91,966

	~~W~~	222,522	613,087	249,368	746,826

(8)

The total cash outflow related to the lease contracts, including cash outflows due to short-term leases and leases of low-value asset, amounts to ~~W~~665,690 million and ~~W~~779,698 million, for the nine-month periods ended September 30, 2023 and 2022, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

24.	Lease, Continued

2)	Group as a lessor

(1)	Finance lease contracts

The Group entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25-year lease term, and an 89.1MW level Fujeij wind power plant over a 20-year lease term. In addition, the Group provides 22 energy storage system installation projects and 151 energy efficiency contracts as finance leases with a lease term of 2 to 11 years. Also, the Group entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

In millions of won	September 30, 2023			September 30, 2022
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Finance income on the net investment in the lease	~~W~~	29,101	88,191	32,867	93,255

(3)

Maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Less than 1 year	~~W~~	195,711	181,930
1 ~ 2 years		186,159	169,693
2 ~ 3 years		181,355	166,787
3 ~ 4 years		182,074	166,196
4 ~ 5 years		173,099	166,965
More than 5 years		1,503,547	1,527,093

		2,421,945	2,378,664
Less: unearned finance income		(1,131,232)	(1,139,274)

Net investment in the lease (*)	~~W~~	1,290,713	1,239,390

(*)	Including the present value of unguaranteed residual value amounting to ~~W~~26,021 million and ~~W~~22,910 million, as of September 30, 2023 and December 31, 2022, respectively.

The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 0.00% up to 17.17% per year as of September 30, 2023. (prior year : 0.00%~17.08%)

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Beginning balance	~~W~~	4,505	768
Bad debt expense		466	3,737

Ending balance	~~W~~	4,971	4,505

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

25.	Employment Benefits

(1)	Employment benefit obligations as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Net defined benefit asset	~~W~~	124,027	198,626
Net defined benefit obligations		867,138	825,927
Other long-term employee benefit obligations		2,454	2,794

(2)	Principal assumptions used for actuarial valuation as of September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
Discount rate	4.92%~6.31%	5.16%~5.19%
Future salary and benefit levels	4.57%	4.55%
Weighted average duration	8.78 years	8.84 years

(3)	Details of expense relating to defined benefit plans for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

In millions of won	September 30, 2023			September 30, 2022
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Current service cost	~~W~~	91,280	272,346	123,273	364,785
Interest cost		45,595	137,905	28,784	84,440
Expected return on plan assets		(38,332)	(115,880)	(17,811)	(52,947)
Past service cost		—	—	95	95

	~~W~~	98,543	294,371	134,341	396,373

Expenses described above are recognized in those items below in the consolidated financial statements.

In millions of won	September 30, 2023			September 30, 2022
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Cost of sales	~~W~~	69,512	208,753	100,688	296,479
Selling and administrative expenses		18,584	54,070	20,418	59,661
Others (Construction-in-progress and others)		10,447	31,548	13,235	40,233

	~~W~~	98,543	294,371	134,341	396,373

In addition, for the nine-month periods ended September 30, 2023 and 2022, employee benefit obligations expenses of ~~W~~68,065 million and ~~W~~81,345 million, respectively, are recognized as cost of sales, and ~~W~~11,327 million and ~~W~~14,745 million, respectively, are recognized as selling and administrative expenses, and ~~W~~11,371 million and ~~W~~10,046 million, respectively, are recognized as construction-in-progress and others, relates to the Group’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Present value of defined benefit obligation from funded plans	~~W~~	3,904,612	3,776,715
Fair value of plan assets		(3,161,501)	(3,149,414)

Net liabilities incurred from defined benefit plans	~~W~~	743,111	627,301

(5)	Changes in the present value of defined benefit obligations for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Beginning balance	~~W~~	3,776,715	4,564,417
Current service cost		272,346	496,722
Interest cost		137,905	116,256
Remeasurement component		103,629	(1,012,727)
Past service cost		—	125
Actual payments		(386,059)	(388,105)
Others		76	27

Ending balance	~~W~~	3,904,612	3,776,715

(6)	Changes in the fair value of plan assets for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Beginning balance	~~W~~	3,149,414	2,909,547
Expected return		115,880	73,484
Remeasurement component		7,462	(11,609)
Contributions by the employers		23,507	347,778
Actual payments		(134,762)	(169,786)

Ending balance	~~W~~	3,161,501	3,149,414

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Equity instruments	~~W~~	152,137	171,301
Debt instruments		717,678	854,640
Bank deposits		589,870	590,103
Others (*)		1,701,816	1,533,370

	~~W~~	3,161,501	3,149,414

(*)	‘Others’ consist of various financial assets managed by external asset management companies.

For the nine-month period ended September 30, 2023 and for the year ended December 31, 2022, actual returns on plan assets amounted to ~~W~~123,342 million and ~~W~~61,875 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Actuarial gain from changes in financial assumptions	~~W~~	18,691	(967,366)
Experience adjustments, etc.		84,938	(45,361)
Expected loss (return)		(7,462)	11,609

	~~W~~	96,167	(1,001,118)

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

In addition, gain on accumulated remeasurement component amounting to ~~W~~223,697 million and gain on accumulated remeasurement component amounting to ~~W~~614,805 million have been recognized as other comprehensive income or loss as of September 30, 2023 and December 31, 2022, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

26.	Provisions

(1)	Provisions as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	891,166	—	1,045,058	—
Litigation
Litigation provisions		493	160,862	26,974	154,205
Decommissioning cost
Nuclear plants		—	23,412,626	—	23,035,427
Spent fuel		613,855	888,859	415,890	1,011,028
Radioactive waste		85,121	1,891,249	94,158	1,895,849
PCBs		—	78,398	—	88,359
Other recovery provisions		—	35,752	—	32,770
Others
Power plant regional support program		160,573	—	144,504	—
Transmission regional support program		125,155	—	239,235	—
Provisions for financial guarantee		25,448	30,669	22,895	44,345
Provisions for RPS		162,312	—	24,339	—
Provisions for greenhouse gas emissions obligations		—	—	298,876	—
Others		100,601	63,819	115,122	102,659

	~~W~~	2,164,724	26,562,234	2,427,051	26,364,642

(2)	Changes in provisions for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,045,058	752,517	(727,579)	(178,727)	(103)	891,166
Litigation
Litigation provisions		181,179	70,547	(55,883)	(34,488)	—	161,355
Decommissioning cost
Nuclear plants		23,035,427	416,057	(38,820)	—	(38)	23,412,626
Spent fuel		1,426,918	368,546	(292,750)	—	—	1,502,714
Radioactive waste		1,990,007	64,447	(78,084)	—	—	1,976,370
PCBs		88,359	1,274	(11,235)	—	—	78,398
Other recovery provisions		32,770	818	(379)	—	2,543	35,752
Others
Power plant regional support program		144,504	51,814	(35,745)	—	—	160,573
Transmission regional support program		239,235	11,252	(125,332)	—	—	125,155
Provisions for financial guarantee		67,240	3,464	(14,065)	(555)	33	56,117
Provisions for RPS		24,339	512,194	(374,221)	—	—	162,312
Provisions for greenhouse gas emissions obligations		298,876	36,768	(181,917)	(64,627)	(89,100)	—
Others		217,781	19,892	(73,594)	—	341	164,420

	~~W~~	28,791,693	2,309,590	(2,009,604)	(278,397)	(86,324)	28,726,958

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows, continued:

In millions of won	December 31, 2022
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,048,939	997,281	(1,001,283)	—	121	1,045,058
Litigation
Litigation provisions		114,718	112,797	(39,633)	(6,360)	(343)	181,179
Decommissioning cost
Nuclear plants		19,461,461	3,630,830	(56,813)	—	(51)	23,035,427
Spent fuel		1,350,662	493,943	(417,687)	—	—	1,426,918
Radioactive waste		1,832,535	221,629	(64,157)	—	—	1,990,007
PCBs		103,665	1,949	(17,156)	(99)	—	88,359
Other recovery provisions		30,231	2,093	(165)	(751)	1,362	32,770
Others
Power plant regional support program		146,588	52,470	(54,554)	—	—	144,504
Transmission regional support program		250,288	176,424	(187,477)	—	—	239,235
Provisions for financial guarantee		80,841	4,738	(17,789)	—	(550)	67,240
Provisions for RPS		—	587,586	(556,993)	(6,254)	—	24,339
Provisions for greenhouse gas emissions obligations		655,544	387,299	(590,172)	(33,596)	(120,199)	298,876
Others		271,828	4,447	(39,566)	(19,853)	925	217,781

	~~W~~	25,347,300	6,673,486	(3,043,445)	(66,913)	(118,735)	28,791,693

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

27.	Government Grants

(1)	Government grants as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Land	~~W~~	(27,404)	(27,405)
Buildings		(46,648)	(50,437)
Structures		(157,684)	(165,608)
Machinery		(114,264)	(127,126)
Vehicles		(2,536)	(2,045)
Equipment		(5,901)	(6,608)
Tools		(72)	(99)
Construction-in-progress		(162,688)	(135,926)
Investment properties		(23)	(21)
Software		(263)	(174)
Development expenditures		(2,460)	(3,477)
Intangible assets under development		(2,333)	(2,108)
Other intangible assets		(345)	(67)

	~~W~~	(522,621)	(521,101)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(29,812)	—	—	—	29,812	—
Land		(27,405)	—	—	—	1	—	(27,404)
Buildings		(50,437)	—	—	3,788	—	1	(46,648)
Structures		(165,608)	—	—	7,179	1,065	(320)	(157,684)
Machinery		(127,126)	—	—	12,667	219	(24)	(114,264)
Vehicles		(2,045)	—	—	674	—	(1,165)	(2,536)
Equipment		(6,608)	—	—	1,482	—	(775)	(5,901)
Tools		(99)	—	—	28	—	(1)	(72)
Construction-in-progress		(135,926)	—	1,291	—	—	(28,053)	(162,688)
Investment properties		(21)	—	—	1	—	(3)	(23)
Software		(174)	—	—	58	—	(147)	(263)
Development expenditures		(3,477)	—	—	1,017	—	—	(2,460)
Intangible assets under development		(2,108)	—	—	—	—	(225)	(2,333)
Other intangible assets		(67)	—	—	70	—	(348)	(345)

	~~W~~	(521,101)	(29,812)	1,291	26,964	1,285	(1,248)	(522,621)

In millions of won	December 31, 2022
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(50,755)	—	—	—	50,755	—
Land		(23,474)	—	—	—	1	(3,932)	(27,405)
Buildings		(52,122)	—	—	5,360	—	(3,675)	(50,437)
Structures		(172,021)	—	—	9,568	1,250	(4,405)	(165,608)
Machinery		(140,082)	—	—	17,283	405	(4,732)	(127,126)
Vehicles		(1,675)	—	—	663	—	(1,033)	(2,045)
Equipment		(149)	—	—	494	—	(6,953)	(6,608)
Tools		(64)	—	—	32	—	(67)	(99)
Construction-in-progress		(111,822)	—	23,155	—	17	(47,276)	(135,926)
Investment properties		(30)	—	—	1	—	8	(21)
Software		(91)	—	—	60	—	(143)	(174)
Development expenditures		(3,820)	—	—	1,466	—	(1,123)	(3,477)
Intangible assets under development		(7,326)	—	—	—	—	5,218	(2,108)
Other intangible assets		(71)	—	—	4	—	—	(67)

	~~W~~	(512,747)	(50,755)	23,155	34,931	1,673	(17,358)	(521,101)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

28.	Deferred Revenue

Deferred revenue for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows which are included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	September 30, 2023		December 31, 2022
Beginning balance	~~W~~	10,974,845	10,356,555
Increase		930,620	1,330,129
Recognized as revenue		(552,645)	(711,839)

Ending balance	~~W~~	11,352,820	10,974,845

29.	Non-financial Liabilities

Non-financial liabilities as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Advance received	~~W~~	5,155,677	338,427	4,544,206	284,618
Unearned revenue		50,892	7,642	86,584	7,200
Deferred revenue		723,289	10,629,531	702,430	10,272,415
Withholdings		534,083	2,385	207,217	2,408
Others		1,799,378	57,403	1,433,940	96,020

	~~W~~	8,263,319	11,035,388	6,974,377	10,662,661

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

30.	Contributed Capital

(1)	Details of share capital as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won except share information
	September 30, 2023
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information
	December 31, 2022
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in number of floating capital stock for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

Number of shares	September 30, 2023	December 31, 2022
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		2,812,313	27,782,969
Retained earnings (Undisposed deficit) before appropriations		10,907,481	(7,956,579)

Retained earnings	~~W~~	15,324,704	21,431,300

(*)

The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Reserve for investment on social overhead capital	~~W~~	2,272,313	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		—	21,965,520
Reserve for equalizing dividends		210,000	210,000

	~~W~~	2,812,313	27,782,969

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Beginning balance	~~W~~	21,431,300	45,258,244
Loss for the year attributed to owners of the controlling company		(6,055,340)	(24,466,853)
Changes in equity method retained earnings		(1,947)	12,305
Remeasurements of defined benefit liability, net of tax		(49,309)	626,769
Additional paid-in capital and others		—	835

Ending balance	~~W~~	15,324,704	21,431,300

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

In millions of won	December 31, 2022
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

(5)	Changes in retained earnings of investments in associates and joint ventures for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Beginning balance	~~W~~	16,275	3,970
Changes		(1,947)	12,305

Ending balance	~~W~~	14,328	16,275

(6)	Changes in remeasurement components related to defined benefit liability for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Beginning balance	~~W~~	614,805	98,844
Changes		(90,438)	964,791
Income tax effect		41,129	(338,022)
Transfer to reserve for business expansion		(341,799)	(110,808)

Ending balance	~~W~~	223,697	614,805

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

32.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interests) as of September 30, 2023 and December 31, 2022 are as follows:

In millions of wonp
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	September 30, 2023		December 31, 2022
Korea South-East Power Co., Ltd. (*)	2nd hybrid bond	2012.12.07	2042.12.06	4.44	~~W~~	230,000	230,000
Expense of issuance						(627)	(627)

					~~W~~	229,373	229,373

(*)

Bondholders may not require prepayment in any case, and the Group has a call option to repay all of these bonds on or after 12 years from the date of issuance of the bonds, or on each interest payment date henceforth. In addition, there is a step-up clause from the date of the initial call option exercise. Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds.

33.	Other Components of Equity

(1)	Other components of equity as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Other capital surplus	~~W~~	1,283,831	1,268,569
Accumulated other comprehensive income		837,652	496,976
Other equity		13,294,972	13,294,973

	~~W~~	15,416,455	15,060,518

(2)	Changes in other capital surplus for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023				December 31, 2022
	Gains on disposal of treasury stocks		Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	881,045	1,268,569	387,524	843,585	1,231,109
Changes in consolidation scope		—	(12)	(12)	—	(597)	(597)
Additional paid-in capital and others		—	15	15	—	39,641	39,641
Transactions between consolidated entities		—	15,259	15,259	—	(1,584)	(1,584)

Ending balance	~~W~~	387,524	896,307	1,283,831	387,524	881,045	1,268,569

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Financial assets at fair value through other comprehensive income valuation reserve		Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	11,510	820,739	(305,620)	(29,653)	496,976
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(24,797)	—	—	—	(24,797)
Shares of other comprehensive income of associates and joint ventures, net of tax		—	367,535	—	—	367,535
Foreign currency translation of foreign operations, net of tax		—	—	6,785	—	6,785
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(8,847)	(8,847)

Ending balance	~~W~~	(13,287)	1,188,274	(298,835)	(38,500)	837,652

In millions of won	December 31, 2022
	Financial assets at fair value through other comprehensive income valuation reserve		Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(46,498)	311,252	(325,170)	2,784	(57,632)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		58,008	—	—	—	58,008
Shares of other comprehensive income of associates and joint ventures, net of tax		—	509,487	—	—	509,487
Foreign currency translation of foreign operations, net of tax		—	—	19,550	—	19,550
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(32,437)	(32,437)

Ending balance	~~W~~	11,510	820,739	(305,620)	(29,653)	496,976

(4)	Other equity as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(126)	(125)

	~~W~~	13,294,972	13,294,973

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

34.	Sales

Details of sales for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

In millions of won	September 30, 2023
	Domestic			Overseas		Total
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended

[Type of goods and services]
Sales of goods	~~W~~	23,740,697	63,796,832	128,325	304,119	23,869,022	64,100,951
Electricity		23,164,138	61,784,889	—	—	23,164,138	61,784,889
Heat supply		17,173	328,237	—	—	17,173	328,237
Others		559,386	1,683,706	128,325	304,119	687,711	1,987,825
Sales related to rendering of services		117,766	306,581	67,755	184,212	185,521	490,793
Sales related to construction services		41,363	129,307	186,966	412,795	228,329	542,102
Revenue related to transfer of assets from customers		187,102	552,645	—	—	187,102	552,645

	~~W~~	24,086,928	64,785,365	383,046	901,126	24,469,974	65,686,491

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	23,740,697	63,796,832	128,325	304,119	23,869,022	64,100,951
Performance obligations satisfied over time		346,231	988,533	254,721	597,007	600,952	1,585,540

	~~W~~	24,086,928	64,785,365	383,046	901,126	24,469,974	65,686,491

In millions of won	September 30, 2022
	Domestic			Overseas		Total
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended

[Type of goods and services]
Sales of goods	~~W~~	19,008,823	49,637,832	168,036	466,572	19,176,859	50,104,404
Electricity		18,488,240	47,956,796	—	—	18,488,240	47,956,796
Heat supply		20,167	315,936	—	—	20,167	315,936
Others		500,416	1,365,100	168,036	466,572	668,452	1,831,672
Sales related to rendering of services		89,142	239,242	88,223	221,698	177,365	460,940
Sales related to construction services		41,698	127,111	199,535	543,581	241,233	670,692
Revenue related to transfer of assets from customers		177,501	529,027	—	—	177,501	529,027

	~~W~~	19,317,164	50,533,212	455,794	1,231,851	19,772,958	51,765,063

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	19,008,823	49,637,832	168,036	466,572	19,176,859	50,104,404
Performance obligations satisfied over time		308,340	895,380	287,759	765,279	596,099	1,660,659

	~~W~~	19,317,163	50,533,212	455,795	1,231,851	19,772,958	51,765,063

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

35.	Selling and Administrative Expenses

Selling and administrative expenses for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

In millions of won	September 30, 2023			September 30, 2022
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Salaries	~~W~~	276,073	782,968	282,679	830,817
Retirement benefit expense		23,503	65,397	22,615	74,406
Welfare and benefit expense		38,022	109,558	38,214	110,454
Insurance expense		3,710	18,159	3,365	15,152
Depreciation		56,704	184,114	57,330	167,758
Amortization of intangible assets		22,444	67,140	22,608	64,192
Bad debt expense		12,314	39,499	9,566	7,639
Commission		118,977	322,137	89,041	289,215
Advertising expense		5,222	27,302	4,920	23,890
Training expense		2,251	5,951	2,071	4,723
Vehicle maintenance expense		2,246	6,925	3,369	8,393
Publishing expense		385	1,902	385	2,073
Business promotion expense		566	1,963	778	2,389
Rent expense		13,919	34,479	17,386	35,782
Telecommunication expense		1,809	5,965	2,025	6,332
Transportation expense		224	804	263	767
Taxes and dues		7,567	98,975	4,979	98,422
Expendable supplies expense		1,563	5,227	1,326	6,464
Water, light and heating expense		4,045	13,374	4,089	13,776
Repairs and maintenance expense		52,824	112,272	36,196	100,688
Ordinary development expense		55,839	139,705	56,053	143,544
Travel expense		3,993	12,278	3,703	11,960
Clothing expense		2,428	3,561	2,207	4,113
Survey and analysis expense		233	777	247	761
Membership fee		354	1,317	181	1,303
Others		34,751	97,634	36,263	94,395

	~~W~~	741,966	2,159,383	701,859	2,119,408

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

36.	Other Income and Expenses

(1)	Other income for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

In millions of won	September 30, 2023			September 30, 2022
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Reversal of other provisions	~~W~~	11,168	34,501	7,712	11,983
Reversal of other allowance for doubtful accounts		487	487	10,168	4,555
Gains on government grants		61	193	71	216
Gains on assets contributed		46	15,840	689	944
Gains on liabilities exempted		80	755	65	1,142
Compensation and reparations revenue		30,535	66,085	20,038	50,597
Revenue from foundation fund		3	3	—	—
Revenue from research contracts		195	2,325	—	4,087
Rental income		51,659	159,417	53,781	156,521
Others		13,299	52,647	4,258	35,318

	~~W~~	107,533	332,253	96,782	265,363

(2)	Other expenses for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

In millions of won	September 30, 2023			September 30, 2022
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Compensation and indemnification expense	~~W~~	—	3	—	11
Accretion expenses of other provisions		1,174	1,645	152	794
Depreciation expenses on investment properties		122	369	124	350
Depreciation expenses on idle assets		914	2,744	911	2,718
Other bad debt expense		—	8,584	—	19
Donations		17,121	118,545	66,614	96,614
Others		1,225	18,125	8,265	60,752

	~~W~~	20,556	150,015	76,066	161,258

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

37.	Other Gains (Losses)

Composition of other gains (losses) for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

In millions of won	September 30, 2023			September 30, 2022
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Other gains
Gains on disposal of property, plant and equipment	~~W~~	12,426	26,120	54,870	132,845
Gains on disposal of intangible assets		100	100	—	41
Gains on foreign currency translation		7,061	19,287	51,049	85,218
Gains on foreign currency transactions		30,519	97,863	14,691	51,812
Gains on insurance proceeds		221	221	—	5,154
Others		115,129	283,977	61,380	206,924
Other losses
Losses on disposal of property, plant and equipment		(4,643)	(38,800)	(16,804)	(68,574)
Losses on disposal of intangible assets		(1)	(71)	(100)	(48)
Impairment loss on property, plant and equipment		—	(6,167)	—	—
Impairment loss on intangible assets		—	(283)	—	(14)
Losses on foreign currency translation		(2,872)	(13,236)	(41,476)	(67,812)
Losses on foreign currency transactions		(45,416)	(147,222)	(128,445)	(216,569)
Others		(42,211)	(148,538)	(10,358)	(94,039)

	~~W~~	70,313	73,251	(15,193)	34,938

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

38.	Finance Income

Finance income for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

In millions of won	September 30, 2023			September 30, 2022
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Interest income	~~W~~	107,464	311,371	90,150	228,421
Dividends income		5,175	16,587	2,860	18,138
Gains on disposal of financial assets		1,346	7,915	7,997	9,104
Gains on valuation of financial assets at fair value through profit or loss		10,304	27,126	3,474	5,808
Gains on valuation of derivatives		378,877	904,545	1,265,228	2,092,910
Gains on transaction of derivatives		92,993	225,667	217,770	350,983
Gains on foreign currency translation		43,412	108,188	122,792	246,726
Gains on foreign currency transactions		15,907	31,317	9,643	26,212
Other finance income		2,928	4,312	578	897

	~~W~~	658,406	1,637,028	1,720,492	2,979,199

39.	Finance Expenses

Finance expenses for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

In millions of won	September 30, 2023			September 30, 2022
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Interest expense	~~W~~	1,153,217	3,310,430	722,300	1,925,955
Losses on sale of financial assets		1	1	111	1,018
Losses on valuation of financial assets at fair value through profit or loss		1,495	3,499	13,551	27,389
Losses on valuation of derivatives		—	31,635	17,589	37,536
Losses on transaction of derivatives		61,301	122,695	9,559	38,328
Losses on foreign currency translation		448,312	1,088,460	1,688,881	2,929,587
Losses on foreign currency transactions		14,134	43,458	209,341	288,026
Losses on repayment of financial liabilities		—	—	—	15
Others		40	571	1,348	2,844

	~~W~~	1,678,500	4,600,749	2,662,680	5,250,698

Capitalization rates for the nine-month periods ended September 30, 2023 and 2022 are 2.12%~5.50% and 2.17%~5.80%, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

40.	Income Taxes

Income tax expense is calculated by adjusting adjustments recognized in the current period, changes in deferred tax assets and liabilities resulting from temporary differences, and income tax expense related to items recognized as other than profit or loss. The Group did not calculate the average effective tax rate for the current and previous periods because income tax benefit occurred for the nine-month periods ended September 30, 2023 and 2022.

41.	Assets Held-for-Sale

Assets held-for-sale as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Land (*1,2)	~~W~~	31,766	31,766
Buildings (*1,2)		13,881	12,981
Structures (*1)		1	1

	~~W~~	45,648	44,748

(*1)

The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Group, made a resolution to sell its old office building in Yongin-si, Gyeonggi-do, and reclassified the buildings, structures, and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction.

(*2)

The board of directors of Korea Electric Power Corporation, the controlling company, made a resolution to sell the Uijeongbu substation, and reclassified the buildings and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

42.	Expenses Classified by Nature

Expenses classified by nature for the nine-month periods ended September 30, 2023 and 2022 are as follows:

In millions of won	September 30, 2023
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	21,844,702	21,844,702
Power purchase		—	30,343,951	30,343,951
Salaries		782,968	3,173,066	3,956,034
Retirement benefit expense		65,397	276,818	342,215
Welfare and benefit expense		109,558	397,856	507,414
Insurance expense		18,159	91,231	109,390
Depreciation		184,114	9,533,235	9,717,349
Amortization of intangible assets		67,140	56,146	123,286
Bad debt expense		39,499	—	39,499
Commission		322,137	271,256	593,393
Advertising expense		27,302	6,109	33,411
Training expense		5,951	10,548	16,499
Vehicle maintenance expense		6,925	6,623	13,548
Publishing expense		1,902	1,861	3,763
Business promotion expense		1,963	1,870	3,833
Rent expense		34,479	132,974	167,453
Telecommunication expense		5,965	7,393	13,358
Transportation expense		804	86,106	86,910
Taxes and dues		98,975	456,000	554,975
Expendable supplies expense		5,227	30,977	36,204
Water, light and heating expense		13,374	33,431	46,805
Repairs and maintenance expense		112,272	1,888,331	2,000,603
Ordinary development expense		139,705	358,026	497,731
Travel expense		12,278	58,529	70,807
Clothing expense		3,561	5,629	9,190
Survey and analysis expense		777	2,805	3,582
Membership fee		1,317	12,680	13,997
Others		97,634	892,340	989,974

	~~W~~	2,159,383	69,980,493	72,139,876

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

42.	Expenses Classified by Nature, Continued

Expenses classified by nature for the nine-month periods ended September 30, 2023 and 2022 are as follows, continued:

In millions of won	September 30, 2022
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	24,335,923	24,335,923
Power purchase		—	30,076,617	30,076,617
Salaries		830,817	3,199,701	4,030,518
Retirement benefit expense		74,406	377,824	452,230
Welfare and benefit expense		110,454	402,054	512,508
Insurance expense		15,152	78,341	93,493
Depreciation		167,758	9,120,116	9,287,874
Amortization of intangible assets		64,192	52,915	117,107
Bad debt expense (reversal of bad debt expense)		7,639	—	7,639
Commission		289,215	220,500	509,715
Advertising expense		23,890	7,026	30,916
Training expense		4,723	8,627	13,350
Vehicle maintenance expense		8,393	7,418	15,811
Publishing expense		2,073	1,949	4,022
Business promotion expense		2,389	2,486	4,875
Rent expense		35,782	128,127	163,909
Telecommunication expense		6,332	7,368	13,700
Transportation expense		767	84,059	84,826
Taxes and dues		98,422	443,174	541,596
Expendable supplies expense		6,464	30,863	37,327
Water, light and heating expense		13,776	43,889	57,665
Repairs and maintenance expense		100,688	1,659,754	1,760,442
Ordinary development expense		143,544	344,970	488,514
Travel expense		11,960	59,022	70,982
Clothing expense		4,113	4,827	8,940
Survey and analysis expense		761	2,948	3,709
Membership fee		1,303	11,669	12,972
Others		94,395	767,699	862,094

	~~W~~	2,119,408	71,479,866	73,599,274

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

43.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

In won	September 30, 2023			September 30, 2022
Type	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Basic earnings (loss) per share	~~W~~	1,237	(9,433)	(9,199)	(26,007)

(2)

Profit (Loss) for the periods and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

In millions of won except number of shares	September 30, 2023			September 30, 2022
Type	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Profit (Loss) attributable to controlling interest	~~W~~	793,947	(6,055,340)	(5,905,386)	(16,695,435)
Profit (Loss) used in the calculation of total basic earnings per share		793,947	(6,055,340)	(5,905,386)	(16,695,435)
Weighted average number of common shares		641,964,077	641,964,077	641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings (loss) per share for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

In number of shares	September 30, 2023		September 30, 2022
Type	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
The number of common shares issued at beginning of the year	641,964,077	641,964,077	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077	641,964,077	641,964,077

There are no potential dilutive instruments and diluted earnings (loss) per share are same as basic earnings (loss) per share for the three and nine-month periods ended September 30, 2023 and 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

44.	Risk Management

(1)	Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt (offset by cash and cash equivalents) and equity. The Group’s overall capital risk management strategy remains consistent with the prior year.

Details of the Group’s capital management accounts as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Total borrowings and debt securities	~~W~~	134,036,650	120,605,365
Cash and cash equivalents		4,494,474	3,234,780

Net borrowings and debt securities		129,542,176	117,370,585

Total equity		36,181,463	42,000,256

Debt to equity ratio		358.03%	279.45%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), and credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them is considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023		December 31, 2022
Cash and cash equivalents	~~W~~	4,494,474	3,234,780
Financial assets at fair value through profit or loss (*1)		3,152,764	3,610,408
Derivative assets (trading)		1,047,251	693,072
Financial assets at fair value through other comprehensive income (debt securities)		4,608	529
Financial assets at amortized cost		28,770	26,998
Loans		1,020,268	1,013,371
Long-term/short-term financial instruments		1,489,748	1,353,080
Derivative assets (applying hedge accounting)		414,796	324,952
Trade and other receivables		12,916,648	12,614,902
Financial guarantee contracts (*2)		4,345,360	3,776,060

(*1)	Equity investments held by the Group are excluded.
(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

For the nine-month period ended September 30, 2023, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1%p increase and decrease movements in the actuarial valuation assumptions as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won		September 30, 2023			December 31, 2022
Type	Accounts	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	367,454	(323,280)	321,930	(283,658)
Discount rate	Increase (decrease) in defined benefit obligation		(304,745)	354,690	(289,229)	337,033

Changes of employee benefits assuming a 1%p increase and decrease movements in discount rate on plan asset for the nine-month periods ended September 30, 2023 and 2022 are ~~W~~21,384 million and ~~W~~20,638 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of September 30, 2023 and December 31, 2022 are as follows:

Type	Accounts	September 30, 2023	December 31, 2022
PCBs	Inflation rate	1.98%	1.98%
	Discount rate	1.92%	1.92%
Nuclear plants	Inflation rate	2.25%	2.25%
	Discount rate	2.48%	2.48%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%
Radioactive waste	Inflation rate	3.06%	3.06%
	Discount rate	2.62%	2.62%

A sensitivity analysis of provisions assuming a 0.1%p increase and decrease movements in the underlying assumptions as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won		September 30, 2023			December 31, 2022
Type	Accounts	0.1%p Increase		0.1%p Decrease	0.1%p Increase	0.1%p Decrease
Discount rate	PCBs	~~W~~	(104)	104	(169)	169
	Nuclear plants		(466,911)	483,429	(474,432)	491,360
	Spent fuel		(57,212)	59,449	(54,330)	56,453
	Radioactive waste		(14,388)	14,546	(15,089)	15,260
Inflation rate	PCBs		104	(104)	169	(169)
	Nuclear plants		524,800	(507,480)	515,262	(498,258)
	Spent fuel		60,308	(58,118)	57,269	(55,191)
	Radioactive waste		14,849	(14,708)	14,190	(14,056)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of September 30, 2023 and December 31, 2022 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
AED	37,159	5,610	15,663	25,597
AUD	4,310	4,448	650,236	299,663
BDT	1,807	7,514	—	—
BWP	815	824	21	—
EGP	18,723	—	739	1,162
CAD	89	89	701	595
CHF	—	—	499,945	500,158
CZK	—	—	58	153
EUR	29,677	1,976	83,050	41,073
GBP	11	—	—	31
HKD	—	—	5,156,006	4,014,446
IDR	27,377,930	598,697	1,350,016	1,323,840
INR	1,658,967	1,592,380	391,476	312,978
JOD	464	1,146	79,963	14
JPY	1,132,181	568,263	6,994,377	1,719,846
KZT	1,510	1,510	—	—
MGA	1,864,909	2,856,045	609,301	347,403
MMK	199,518	199,518	—	—
MYR	38,435	38,177	—	—
PHP	84,951	68,592	8,924	7,493
PKR	2,476,858	533,816	956	219,341
RUB	—	—	1,366	2,881
SAR	1,283	1,713	—	9,710
SEK	—	—	450,123	449,211
SGD	2,139	—	2,279	—
THB	—	—	—	389
USD	1,688,976	1,484,614	13,801,838	13,599,643
UYU	98,088	128,674	1,756	3,106
VND	1,038,675	1,184,670	—	4,495
ZAR	60,512	43,461	294	—

A sensitivity analysis on the Group’s income for the period assuming a 10% increase and decrease in currency exchange rates as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023			December 31, 2022
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(1,758,336)	1,758,336	(1,703,053)	1,703,053
Increase (decrease) of shareholder’s equity (*)		(1,758,336)	1,758,336	(1,703,053)	1,703,053

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of September 30, 2023 and December 31, 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into currency swap agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement is consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged item. As of September 30, 2023, the hedging instrument (cross-currency swap) hedges the risk of the hedged item(repayment of foreign debt securities and others).

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1%p increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won
Type	September 30, 2023		December 31, 2022
Short-term borrowings	~~W~~	3,683,792	3,154,972
Long-term borrowings		7,858,928	5,388,073
Debt securities		269,578	269,101

	~~W~~	11,812,298	8,812,146

A sensitivity analysis on the Group’s borrowings and debt securities assuming a 1%p increase and decrease in interest rates for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023			December 31, 2022
Type	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Increase (decrease) of profit before income tax	~~W~~	(88,592)	88,592	(88,121)	88,121
Increase (decrease) of shareholder’s equity (*)		(88,592)	88,592	(88,121)	88,121

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. To manage this, the Group enters into interest rate swaps, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. The above analysis measures the interest rate risk before reflecting the hedge effect by related derivatives.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

③	Electricity rates risk

The Group is exposed to electricity rates risk due to changes in government regulations and policies on national power supply schemes and electricity billing rates, in consideration of the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity for the nine-month periods ended September 30, 2023 and 2022 is as follows:

In millions of won	September 30, 2023			September 30, 2022
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	617,849	(617,849)	479,568	(479,568)
Increase (decrease) of shareholder’s equity (*)		617,849	(617,849)	479,568	(479,568)

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

The expected maturities for non-derivative financial liabilities as of September 30, 2023 and December 31, 2022 in detail are as follows:

In millions of won	September 30, 2023
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	35,521,701	36,201,021	44,628,954	36,173,184	152,524,860
Lease liabilities		616,954	294,784	1,738,837	1,841,625	4,492,200
Trade and other payables (*1)		8,099,725	404,467	1,065,428	633,283	10,202,903
Financial guarantee contracts (*2)		66,979	1,487,564	2,770,646	20,171	4,345,360

	~~W~~	44,305,359	38,387,836	50,203,865	38,668,263	171,565,323

In millions of won	December 31, 2022
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	26,157,747	27,367,577	47,361,676	37,115,832	138,002,832
Lease liabilities		639,756	657,210	1,390,374	1,925,012	4,612,352
Trade and other payables (*1)		11,369,512	347,563	1,008,133	734,112	13,459,320
Financial guarantee contracts (*2)		105,091	54,310	3,495,437	121,222	3,776,060

	~~W~~	38,272,106	28,426,660	53,255,620	39,896,178	159,850,564

(*1)	Excludes lease liabilities.
(*2)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of September 30, 2023 and December 31, 2022 are ~~W~~56,117 million and ~~W~~67,240 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

As the Group manages liquidity based on net assets and net liabilities, information about non-derivative financial assets should be included in the disclosure for better understanding of liquidity risk management.

The expected maturities for non-derivative financial assets as of September 30, 2023 and December 31, 2022 in detail are as follows:

In millions of won	September 30, 2023
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	4,494,474	—	—	—	4,494,474
Financial assets at fair value through other comprehensive income		—	—	—	515,283	515,283
Financial assets at amortized cost		18,480	5,294	4,996	—	28,770
Loans and receivables		116,961	502,965	438,383	—	1,058,309
Long-term/short-term financial Instruments		732,879	—	25	756,844	1,489,748
Financial assets at fair value through profit or loss		2,768,047	264	1,243	492,065	3,261,619
Trade and other receivables		10,669,414	1,027,659	1,235,856	—	12,932,929

	~~W~~	18,800,255	1,536,182	1,680,503	1,764,192	23,781,132

In millions of won	December 31, 2022
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	3,234,780	—	—	—	3,234,780
Financial assets at fair value through other comprehensive income		—	—	—	502,829	502,829
Financial assets at amortized cost		16,762	10,231	5	—	26,998
Loans and receivables		132,877	411,594	502,050	—	1,046,521
Long-term/short-term financial Instruments		666,758	—	25	686,297	1,353,080
Financial assets at fair value through profit or loss		3,181,791	645	3,535	523,537	3,709,508
Trade and other receivables		10,464,191	1,083,593	1,080,831	—	12,628,615

	~~W~~	17,697,159	1,506,063	1,586,446	1,712,663	22,502,331

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods which from reporting date to maturity dates as per the contracts as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(17,385)	(25,889)	(75,332)	(6,508)	(125,114)
- Hedging		—	—	—	(6,654)	(6,654)

	~~W~~	(17,385)	(25,889)	(75,332)	(13,162)	(131,768)

In millions of won	December 31, 2022
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(42,663)	(15,225)	(171,130)	(84,924)	(313,942)
- Hedging		—	(10,064)	(5,176)	(10,265)	(25,505)

	~~W~~	(42,663)	(25,289)	(176,306)	(95,189)	(339,447)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e., FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

For trade receivables and payables, the Group considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cash flows based on current market interest rates applied to similar financial instruments.

(i)	Fair value and book value of financial assets and liabilities as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023			December 31, 2022
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	515,283	515,283	502,829	502,829
Derivative assets (trading)		1,047,251	1,047,251	693,072	693,072
Derivative assets (applying hedge accounting)		414,796	414,796	324,952	324,952
Financial assets at fair value through profit or loss		3,261,619	3,261,619	3,709,508	3,709,508

	~~W~~	5,238,949	5,238,949	5,230,361	5,230,361

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	28,770	28,770	26,998	26,998
Loans and receivables		1,020,268	1,020,268	1,013,371	1,013,371
Trade and other receivables		12,916,648	12,916,648	12,614,902	12,614,902
Long-term financial instruments		756,869	756,869	686,322	686,322
Short-term financial instruments		732,879	732,879	666,758	666,758
Cash and cash equivalents		4,494,474	4,494,474	3,234,780	3,234,780

	~~W~~	19,949,908	19,949,908	18,243,131	18,243,131

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	232,868	232,868	407,246	407,246
Derivative liabilities (applying hedge accounting)		6,655	6,655	25,505	25,505

	~~W~~	239,523	239,523	432,751	432,751

Liabilities carried at amortized cost
Secured borrowings	~~W~~	456,794	456,794	102,368	102,368
Unsecured bond		115,127,635	109,354,337	105,185,189	96,846,056
Lease liabilities		4,012,584	4,012,584	4,163,143	4,163,143
Unsecured borrowings		18,424,251	18,423,115	15,282,193	15,280,693
Trade and other payables (*)		10,202,903	10,202,903	13,459,320	13,459,320
Overdraft		27,970	27,970	35,615	35,615

	~~W~~	148,252,137	142,477,703	138,227,828	129,887,195

(*)	Excludes lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of September 30, 2023 and December 31, 2022 are as follows:

Type	September 30, 2023	December 31, 2022
Derivatives	0.93%~12.14%	0.60%~7.93%
Borrowings and debt securities	0.96%~5.94%	0.75%~5.84%
Leases	0.00%~17.17%	0.00%~17.08%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	305,984	—	209,299	515,283
Derivative assets		—	1,462,047	—	1,462,047
Financial assets at fair value through profit or loss		—	3,255,515	6,104	3,261,619

	~~W~~	305,984	4,717,562	215,403	5,238,949

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	239,523	—	239,523

In millions of won	December 31, 2022
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	300,057	—	202,772	502,829
Derivative assets		—	1,018,024	—	1,018,024
Financial assets at fair value through profit or loss		—	3,703,179	6,329	3,709,508

	~~W~~	300,057	4,721,203	209,101	5,230,361

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	432,751	—	432,751

The fair value of financial assets traded in the market (including those measured at FVTPL and FVOCI) is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unmarketable financial assets (including those measured at FVTPL and FVOCI) is calculated using the fair value measurement performed by external pricing service agents. In addition, the Group considered the major economic indicators and economic environment of the derivatives to be evaluated, and measured the fair value of the derivatives using a discounted cash flow model that reflects the Group’s credit risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of non-derivative financial assets and liabilities which are classified as level 3 for nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	September 30, 2023
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss
Cooperative	~~W~~	6,329	—	(348)	123	—	—	6,104
Financial assets at fair value through other comprehensive income
Unlisted securities		202,243	2,060	—	(84)	(31)	503	204,691
Debt securities		529	4,079	—	—	—	—	4,608

In millions of won	December 31, 2022
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss
Cooperative	~~W~~	5,797	400	—	132	—	—	6,329
Financial assets at fair value through other comprehensive income
Unlisted securities		160,790	9,451	—	33,237	—	(1,235)	202,243
Debt securities		491	—	—	38	—	—	529

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

45.	Service Concession Arrangements

(i)	Significant terms and concession period of the arrangement

As for the Semangka hydroelectric power-generation business(BOT) in Indonesia, the Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2018~2048) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Group.

(iii)	Classification method

This project allows PT PLN to acquire ownership of the plant after the end of the 30 years contract period.

(iv)	The Group’s expected future collections of service concession arrangements as of September 30, 2023 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	33,734
1 ~ 2 years		33,658
2 ~ 3 years		33,699
Over 3 years		556,912

	~~W~~	658,003

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

46.	Related Parties

(1)	Related parties of the Group as of September 30, 2023 are as follows:

Type	Related party

Parent	Republic of Korea government

Subsidiaries (165 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, EWP Renewable Corporation, Hee Mang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd., KEPCO Energy Solution Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., Nambu USA LLC, Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, K-SOLAR SHINAN Co., Ltd., KPS Partners Co., Ltd., KEPCO E&C Service Co., Ltd., Moha solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK E-New Industry Fund X, Energy Innovation Fund I, KHNP Chile SpA, Yeong Yang Apollon Photovoltaic Co., Ltd., Yeong Yang Corporation Co., Ltd., SolarVader Co., Ltd., Yeong Yang Innovation Co., Ltd., Yeong Yang Horus Photovoltaic Co., Ltd., Yeong Yang Solar Management Co., Ltd., LSG Hydro Power Limited, KOEN Bio Co., Ltd., KOMIPO Energy Solution America, LLC, Elara Investment Holdings, LLC, Elara Equity Holdings, LLC, Elara Class B Holdings, LLC, Elara Class B Member, LLC, Elara Development Holdings, LLC, KOMIPO Development, LLC, Elara Energy Holdings, LLC, Elara Energy Project, LLC, KOMIPO Iberian Solar Group, S.L.U., KOWEPO Europe B.V., CVS Equity Holdings, LLC, CVS Class B Holdings, LLC, CVS Development Holdings, LLC, CVS Development, LLC, CVS Class B Member, LLC, CVS Energy Holdings, LLC, Concho Valley Energy, LLC, Concho Valley Solar, LLC, Jeongam Wind Power Co., Ltd., Yeongdeok Sunrise Wind Power Co., Ltd., UI Carbon-Neutrality Fund, KA Power Limited, Western Power Changgi Solar Co., Ltd., Digital Innovation Growth Fund, EWP Australia Pty., Ltd., Columboola Solar Farm Hold Co Pty., Ltd., J Wind First, LLC, KEPCO Holding Company, KEPCO for Maintenance Company, KOSPO Trumbull LLC, Changjuk Wind Power Co., Ltd., KEPCO KPS South Africa Pty., Ltd., Chile Solar JV SpA, KOWEPO Holding Limited, Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust, Columboola Solar Farm Fin Co Pty., Ltd., Magna Energy New Industrial Fund

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(1)	Related parties of the Group as of September 30, 2023 are as follows, continued:

Type	Related party

Associates (99 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Guinemi Wind Power Co., Ltd., Daeryun Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Hansuwon KNP Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., Yaksu ESS Co., Ltd., PND Solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., Structure test network Co., Ltd., Namjeongsusang Solar Power Operation Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., Gwangbaek Solar Power Investment Co., Ltd., Go deok Clean Energy Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Goesan Solar park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., KPE Green Energy Co., Ltd.(formerly, Daewon Green Energy Co., Ltd.), G.GURU Co., Ltd., UD4M Co., Ltd., Dongbu Highway Solar Co., Ltd., Seobu Highway Solar Co., Ltd., Korea Energy Data Co., Ltd., Gangneung Sacheon Fuel Cell Co., Ltd., Kosture Co., Ltd., Taebaek Gadeoksan Wind Power Co., Ltd., Chuncheon Green Energy Co., Ltd., Yeomsubong Wind Power Co., Ltd., Yeongyang Wind Power Corporation II, Haeparang Energy Co., Ltd., Saemangeum Sebit Power Plant Co., Ltd., Boulder Solar III, LLC, PlatformN. Co., Ltd., PT. Cirebon Energi Prasarana, Future Convergence Technology Laboratory. Co., Ltd., ECO Motion Co., Ltd.(formerly, SC E&G Co., Ltd.), REC’s Innovation Co., Ltd.(formerly, Wang San Engineering. Co., Ltd.), ACE, Co., Ltd., Environment and Energy Co., Ltd., Green Radiation Co., Ltd., Santiago Solar Power SpA, Yanggu Floating Photovoltaic Power Plant Inc., Changwon SG energy Co., Ltd., Donpyung Technology. Co., Ltd., Power Embedded, HORANG ENERGY Inc., Hoenggye Renewable Energy Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(1)	Related parties of the Group as of September 30, 2023 are as follows, continued:

Type	Related party

Joint ventures (106 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., Horus Solar, S.A. de C.V., Recursos Solares PV de Mexico II, S.A. de C.V., Sunmex Renovables, S.A. de C.V., Stavro Holding II A.B., Solaseado Solar Power Co., Ltd., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Pulau Indah Power Plant Sdn. Bhd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., Dayone Energy Co., Ltd., OneEnergy Asia Limited, KAS Investment I LLC, KAS Investment II LLC, Energyco Co., Ltd., CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd., Pulau Indah O&M Sdn. Bhd., Guadalupe Solar SpA, Omisan Wind Power Co., Ltd., Foresight Iberian Solar Group Holding, S.L., Yeongwol Eco Wind Co., Ltd., Gurae Resident Power Co., Ltd., Cheongju Eco Park Co., Ltd., Prime Swedish Holding AB, Enel X Midland Photovoltaic, LLC, Geumsungsan Wind Power Co., Ltd., KEPCO KPS CARABAO Corp., Goheung New Energy Co., Ltd., Gunsan Land Solar Co., Ltd., CapMan Lynx SCA, SICAR, International Offshore Power Transmission Holding Company Limited, Eumseong Eco Park Co., Ltd., Songsan Green Energy Co., Ltd., Changwon Nu-ri Energy Co., Ltd., PungBack Wind Farm Corporation, Seobusambo highway photovoltaics Co., Ltd., Seungmun Green Energy, Pyeongchang Wind Power Co., Ltd., Trumbull Asset Management, LLC, S-Power Chile SpA, Taebaek Wind Power Co., Ltd., Yangyang Suri Wind Power Co., Ltd., KEPCO for Power Company, Jeonju Bio Green Energy Co., Ltd.

Others (2 others)	Korea Development Bank, KEPCO Lebanon SARL

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(2)	Transactions between the Group and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	Related party transactions for the nine-month periods ended September 30, 2023 and 2022 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	September 30, 2023		September 30, 2022
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	103,290	623,684
Goseong Green Power Co., Ltd.	Fuel sales		669,373	755,006
Dongducheon Dream Power Co., Ltd.	Electricity sales		10,682	6,932
S-Power Co., Ltd.	Service		3,629	3,282
GS Donghae Electric Power Co., Ltd.	Electricity sales		13,860	3,618
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		45,535	18,677
PT. Bayan Resources TBK	Others		213,968	254,457
Gangneung Eco Power Co., Ltd.	Fuel sales		757,624	16,985
Daeryun Power Co., Ltd.	Electricity sales		2,361	1,386
Korea Electric Power Industrial Development Co., Ltd.	Service		8,740	8,176
Korea Power Exchange	Service		39,594	15,784
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)	Electricity sales		90	87
Gangwon Wind Power Co., Ltd.	Electricity sales		2,424	1,518
Busan Green Energy Co., Ltd.	Electricity sales		7,603	144
Hyundai Eco Energy Co., Ltd.	Electricity sales		1,144	201
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		2,486	1,863
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		1,734	784
Noeul Green Energy Co., Ltd.	Electricity sales		6,799	23
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		361	13
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		2,226	726
Muan Solar Park Co., Ltd.	Electricity sales		2,972	856
PT. Cirebon Electric Power	Others		10,773	8,729
Jeju Gimnyeong Wind Power Co., Ltd.	Electricity sales		223	249
Samcheok Eco Materials Co., Ltd.	Electricity sales		507	416
Others (Bitgoel Eco Energy Co., Ltd. and 43 others)	Electricity sales		37,890	27,301
<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales		1,881	1,738
Daegu Green Power Co., Ltd.	Electricity sales		1,252	890
Daesan Green Energy Co., Ltd.	Electricity sales		621	205
Cheongju Eco Park Co., Ltd.	Electricity sales		6,190	43
Seokmun Energy Co., Ltd.	Service		1,390	1,202
Yeongam Solar Power Co., Ltd.	Electricity sales		979	264
Amman Asia Electric Power Company	Others		16,324	14,531
Cheongna Energy Co., Ltd.	Others		16,743	21,128
KEPCO SPC Power Corporation	Others		894	13,014
Yeonggwang Wind Power Co., Ltd.	Electricity sales		704	663
Solaseado Solar Power Co., Ltd.	Electricity sales		1,420	1,377
Kelar S.A.	Service		16,872	16,596
Dayone Energy Co., Ltd.	Electricity sales		1,632	6,921
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		1,463	1,415
Bitsolar Energy Co., Ltd.	Electricity sales		428	414
Rabigh Electricity Company	Others		—	11,552
Jamaica Public Service Company Limited	Others		12,577	4,917
KW Nuclear Components Co., Ltd.	Service		1,320	1,360
Busan Shinho Solar Power Co., Ltd.	Electricity sales		1,195	495
Samsu Wind Power Co., Ltd.	Electricity sales		514	—
Others (Nawah Energy Company P.J.S.C. and 57 others)	Electricity sales		497,880	563,259
<Others>
Korea Development Bank	Electricity sales		4,091	3,125
	Interest income		3,422	1,356

		~~W~~	2,535,680	2,417,362

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the nine-month periods ended September 30, 2023 and 2022 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	September 30, 2023		September 30, 2022
<Associates>
Korea Gas Corporation	Fuel purchase	~~W~~	7,348,577	8,198,321
Goseong Green Power Co., Ltd.	Electricity sales		1,278,272	1,442,236
Dongducheon Dream Power Co., Ltd.	Electricity sales		1,404,503	1,394,594
S-Power Co., Ltd.	Service		769,825	780,541
GS Donghae Electric Power Co., Ltd.	Electricity sales		700,628	778,883
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		855,542	801,604
PT. Bayan Resources TBK	Others		64,055	72,858
Gangneung Eco Power Co., Ltd.	Fuel purchase		5,303	—
Daeryun Power Co., Ltd.	Electricity sales		276,218	301,418
Korea Electric Power Industrial Development Co., Ltd.	Service		204,369	184,327
Korea Power Exchange	Service		74,533	74,067
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)	Electricity sales		46,442	40,826
Gangwon Wind Power Co., Ltd.	Electricity sales		24,160	28,940
Busan Green Energy Co., Ltd.	Electricity sales		17,608	12,088
Hyundai Eco Energy Co., Ltd.	Electricity sales		20,094	21,721
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		29,086	18,026
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		17,864	14,756
Noeul Green Energy Co., Ltd.	REC purchase		6,556	8,131
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		12,401	14,380
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		11,759	13,648
Muan Solar Park Co., Ltd.	Electricity sales		11,287	13,584
Jeju Gimnyeong Wind Power Co., Ltd.	Electricity sales		6,509	8,299
Samcheok Eco Materials Co., Ltd.	Electricity sales		6,551	9,613
Others (Bitgoel Eco Energy Co., Ltd. and 43 others)	Electricity sales		61,929	64,915
<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales		459,613	418,270
Daegu Green Power Co., Ltd.	Electricity sales		274,920	339,713
Daesan Green Energy Co., Ltd.	Electricity sales		104,425	80,980
Cheongju Eco Park Co., Ltd.	Electricity sales		46,564	69,403
Seokmun Energy Co., Ltd.	Service		42,014	46,360
Yeongam Solar Power Co., Ltd.	Electricity sales		39,633	33,265
Cheongna Energy Co., Ltd.	Service		59	78
Yeonggwang Wind Power Co., Ltd.	Electricity sales		27,682	22,674
Solaseado Solar Power Co., Ltd.	Electricity sales		9,333	17,758
Dayone Energy Co., Ltd.	Service		6,898	10,485
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		10,513	9,329
Bitsolar Energy Co., Ltd.	Electricity sales		9,353	10,706
Jamaica Public Service Company Limited	Others		110	178
KW Nuclear Components Co., Ltd.	Service		9,505	—
Busan Shinho Solar Power Co., Ltd.	Electricity sales		7,055	7,906
Samsu Wind Power Co., Ltd.	Electricity sales		6,024	6,601
Others (Nawah Energy Company P.J.S.C. and 57 others)	Electricity sales		85,151	46,124
<Others>
Korea Development Bank	Interest expense		4,955	3,141

		~~W~~	14,397,878	15,420,747

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won		Receivables			Payables
Company name	Type	September 30, 2023		December 31, 2022	September 30, 2023	December 31, 2022
<Associates>
Korea Gas Corporation	Trade receivables	~~W~~	8,388	12,415	—	—
	Non-trade receivables and others		—	54,232	—	—
	Trade payables		—	—	659,461	1,882,607
	Non-trade payables and others		—	—	399	1,294
Goseong Green Power Co., Ltd.	Trade receivables		44,229	76,254	—	—
	Non-trade receivables and others		3	14	—	—
	Trade payables		—	—	117,303	182,095
	Non-trade payables and others		—	—	49,963	52,515
Dongducheon Dream Power Co., Ltd.	Trade receivables		1,033	592	—	—
	Non-trade receivables and others		276	270	—	—
	Trade payables		—	—	117,956	293,256
	Non-trade payables and others		—	—	109	—
S-Power Co., Ltd.	Trade receivables		91	77	—	—
	Non-trade receivables and others		859	44	—	—
	Trade payables		—	—	68,340	135,504
	Non-trade payables and others		—	—	—	11
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		1,442	7,375	—	—
	Non-trade receivables and others		19,895	1,068	—	—
	Trade payables		—	—	83,567	109,274
	Non-trade payables and others		—	—	207	101
GS Donghae Electric Power Co., Ltd.	Trade receivables		494	872	—	—
	Non-trade receivables and others		388	1,558	—	—
	Trade payables		—	—	62,362	72,947
	Non-trade payables and others		—	—	75	14,565
Daeryun Power Co., Ltd.	Trade receivables		195	195	—	—
	Trade payables		—	—	16,024	55,725
PT. Bayan Resources TBK	Non-trade receivables and others		—	43,365	—	—
Busan Green Energy Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		30,741	26,681	—	—
	Non-trade payables and others		—	—	4,340	4,415
Gangneung Eco Power Co., Ltd.	Trade receivables		37,226	19,364	—	—
	Non-trade receivables and others		—	478	—	—
	Non-trade payables and others		—	—	198	94
Taebaek Gadeoksan Wind Power Co., Ltd.	Non-trade receivables and others		21	97	—	—
	Trade payables		—	—	1,350	12,739
	Non-trade payables and others		—	—	186	5
Noeul Green Energy Co., Ltd.	Trade receivables		17	3	—	—
	Non-trade receivables and others		16,743	9,365	—	—
	Non-trade payables and others		—	—	—	2,468
Gunsan Bio Energy Co., Ltd.	Non-trade receivables and others		11,728	11,728	—	—
Others (Korea Power Exchange and 35 others)	Trade receivables		2,773	1,895	—	—
	Non-trade receivables and others		13,576	13,635	—	—
	Trade payables		—	—	37,568	19,259
	Non-trade payables and others		—	—	36,947	18,538

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of September 30, 2023 and December 31, 2022 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	September 30, 2023		December 31, 2022	September 30, 2023	December 31, 2022
<Joint ventures>
Chun-cheon Energy Co., Ltd.	Trade receivables	~~W~~	133	124	—	—
	Non-trade receivables and others		165	165	—	—
	Trade payables		—	—	40,636	79,117
Daegu Green Power Co., Ltd.	Trade receivables		112	53	—	—
	Non-trade receivables and others		71	56	—	—
	Trade payables		—	—	24,465	66,715
Nghi Son 2 Power LLC	Non-trade receivables and others		11,937	30,143	—	—
Amman Asia Electric Power Company	Trade receivables		2,443	4,243	—	—
	Non-trade payables and others		—	—	22,586	21,653
Kelar S.A.	Trade receivables		2,603	3,653	—	—
	Non-trade receivables and others		26,428	21,716	—	—
Dayone Energy Co., Ltd.	Trade receivables		90	79	—	—
	Non-trade receivables and others		10,218	10,218	—	—
	Trade payables		—	—	196	1,027
	Non-trade payables and others		—	—	9,246	9,119
Cheongna Energy Co., Ltd.	Trade receivables		1,029	17,324	—	—
	Non-trade receivables and others		639	1,654	—	—
	Non-trade payables and others		—	—	178	1
Others (Barakah One Company and 51 others)	Trade receivables		104,625	66,257	—	—
	Non-trade receivables and others		24,435	25,177	—	—
	Trade payables		—	—	21,665	29,636
	Non-trade payables and others		—	—	113,117	99,314
<Others>
Korea Development Bank	Accrued interest income		97	5	—	—
	Non-trade receivables and others		44,174	30,836	—	—
	Non-trade payables and others		—	—	238	101
	Derivatives and others		23,553	67,662	49	3,759
KEPCO Lebanon SARL	Trade receivables (*)		75	—	—	—

		~~W~~	442,946	560,943	1,488,731	3,167,854

(*)	The Group recognized bad debt allowance for the trade receivables in entirety.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	31,473	150	—	1,792	33,415
	(Allowance for doubtful accounts)		(10,751)	—	—	(2,372)	(13,123)
Associates	Nepal Water & Energy Development Company Private Limited		19,914	—	—	(1,087)	18,827
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		22,936	—	—	1,404	24,340
Associates	PT Wampu Electric Power		9,171	—	(9,575)	404	—
Associates	PT Cirebon Energi Prasarana		29,569	—	—	3,369	32,938
Associates	Gunsan Bio Energy Co., Ltd.		12,396	—	—	—	12,396
	(Allowance for doubtful accounts)		(12,396)	—	—	—	(12,396)
Associates	Bigeum Resident Photovoltaic Power Co., Ltd.		11,212	—	—	(1,268)	9,944
Associates	Daejung Offshore Wind Power Co., Ltd.		1,000	—	—	—	1,000
Associates	Bitgoel Eco Energy Co., Ltd.		34,790	—	(2,840)	—	31,950
Associates	Saemangeum Sebit Power Plant Co., Ltd		37,249	—	(7,932)	—	29,317
Joint ventures	Solaseado Solar Power Co., Ltd.		35,000	—	—	—	35,000
Joint ventures	Recursos Solares PV de Mexico II, S.A. de C.V.		8,457	1,944	—	643	11,044
Joint ventures	Horus Solar, S.A. de C.V.		19,287	—	—	1,179	20,466
Joint ventures	Sunmex Renovables, S.A. de C.V.		16,383	536	—	1,031	17,950
Joint ventures	Kelar S.A.		43,965	—	—	2,823	46,788
Joint ventures	DE Energia SpA		7,260	—	—	443	7,703
Joint ventures	Daehan Wind Power PSC		14,618	—	—	893	15,511
Joint ventures	Bitsolar Energy Co., Ltd.		3,165	—	—	—	3,165
Joint ventures	Daesan Green Energy Co., Ltd.		3,514	190	(1,293)	—	2,411
Joint ventures	Nghi Son 2 Power LLC		186,735	—	—	11,420	198,155
Joint ventures	Pulau Indah Power Plant Sdn. Bhd.		10,207	—	—	9	10,216
Joint ventures	Guadalupe Solar SpA		3,344	—	(144)	199	3,399
Joint ventures	Foresight Iberian Solar Group Holding, S.L.		61,302	1,143	—	2,805	65,250
Joint ventures	Capman Lynx SCA, SICAR		31,628	—	—	1,601	33,229
	(Allowance for doubtful accounts)		(4,467)	—	—	—	(4,467)
Joint ventures	S-Power Chile SpA		253	—	—	16	269

		~~W~~	627,214	3,963	(21,784)	25,304	634,697

(6)	Borrowings arising from related party transactions as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance
Korea Development Bank	Facility	~~W~~	96,584	—	(8,999)	3,536	91,121
	Others		2,133	—	(202)	—	1,931
	Operating funds		62,433	428,394	(421,486)	21,482	90,823
	Syndicated Loan		12,455	—	(1,026)	(606)	10,823
	EBL and others		48,892	15,701	(1,452)	2,340	65,481

		~~W~~	222,497	444,095	(433,165)	26,752	260,179

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of September 30, 2023 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees and others	USD 36,070	SMBC Ho Chi Minh and others
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 1,223,355	Export-Import Bank of Korea and others
		Performance guarantees and others	USD 4,103,269
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees (*9)	USD 222,077	EFS Renewables Holdings, LLC, CA-CIB and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 106,873	EFS Renewables Holdings, LLC
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR 3,414	Hana Bank
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD 9,000	ING Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Performance guarantees	USD 17,400	Shinhan Bank
Korea Electric Power Corporation	Horus Solar, S.A. de C.V.	Other performance guarantees	MXN 16,413	CENACE and others
Korea Electric Power Corporation	Recursos Solares PV de Mexico II, S.A. de C.V.	Other performance guarantees	MXN 1,518	SEMARNAT
			USD 393	CFE Transmission
Korea Electric Power Corporation	Sunmex Renovables, S.A. de C.V.	Other performance guarantees	USD 9,078	CENACE
			MXN 3,666	SEMARNAT
Korea Electric Power Corporation	International Offshore Power Transmission Holding Company Limited	Performance guarantees	USD 150,000	Mizuho Bank
		Other performance guarantees	USD 7,000	Credit Agricole
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd. (*10)	Collateralized money invested	KRW 13,210	Malaysian Trustee Berhad
Korea Electric Power Corporation	KEPCO for Power Company	Debt guarantees	USD 60,000	Riyad bank
		Other performance guarantees	USD 35,000	SMBC Seoul and others
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 16,829	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Collateralized money invested	KRW 124,460	Krung Thai Bank
		Impounding bonus guarantees (*11)	USD 5,000	SK Eco Plant Co., Ltd. (formerly, SK E&C Co., Ltd.)
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 2,704	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*5)	KRW 53,802	Kookmin Bank and others
		Debt guarantees	KRW 20,300	Hanyang Securities
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW 4,785	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 269	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 190,060	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW 3,117	Nonghyup Bank
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW 6,687	IBK and others
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW 7,832	Hana Bank and others
Korea Western Power Co., Ltd.	Seoroseoro Sunny Power Plant Co., Ltd.	Collateralized money invested	KRW 923	Hana Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of September 30, 2023 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Western Power Co., Ltd.	YuDang Solar Co., Ltd.	Collateralized money invested	KRW 678	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 9,537	Nonghyup Bank and others
Korea Western Power Co., Ltd.	Yeongwol Eco Wind Co., Ltd.	Collateralized money invested	KRW 3,570	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Gurae Resident Power Co., Ltd.	Collateralized money invested	KRW 480	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd	Gunsan Land Solar Co., Ltd.	Collateralized money invested	KRW 25,392	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd	Seobusambo highway photovoltaics Co., Ltd.	Collateralized money invested	KRW 3,430	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd	Eumseong Eco Park Co., Ltd.	Collateralized money invested	KRW 10,514	Kyobo Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd	PungBack Wind Farm Corporation	Collateralized money invested	KRW 7,966	Hanwha Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 6,441	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 16,978	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 38,367	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW 90,800
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,543	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 267,551	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,497	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 25,283	KDB Capital Corporation and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 21,228	IBK
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 18,925	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Other guarantees	USD 3,150	PT. Adaro Indonesia
		Guarantees for supplemental funding (*1)	—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW 91,865	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD 14,400	Hana Bank
		Collateralized money invested	KRW 44,856	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	DE Energia SpA	Collateralized money invested	KRW 10,120	Mirae Asset Securities Co., Ltd. and others
		Collateralized loans	USD 5,728
		Payment guarantees (*7)	USD 943	Hana Bank
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	KRW 352	Mirae Asset Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Cheongju Eco Park Co., Ltd.	Collateralized money invested	KRW 10,607	Kyobo Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Busan Industrial Solar Power Co., Ltd.	Collateralized money invested	KRW 1,111	Shinhan Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of September 30, 2023 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea East-West Power Co., Ltd.	Yangyang Wind Power Co., Ltd.	Collateralized money invested	KRW 10,548	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)	Collateralized money invested	KRW 7,763	Hana Bank and others
Korea East-West Power Co., Ltd.	Goheung New Energy Co., Ltd.	Collateralized money invested	KRW 4,415	Woori Bank and others
Korea East-West Power Co., Ltd.	Seungmun Green Energy	Collateralized money invested	KRW 9,035	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Yanggu Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 887	Korea Development Bank
Korea East-West Power Co., Ltd.	Hoenggye Renewable Energy Co., Ltd.	Collateralized money invested	KRW 2,375	IBK
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW 3,108	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 26,665	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 26,150	Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD 49,862	Hana Bank, MUFG
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Performance guarantees	USD 1,800	Shinhan Bank
		Payment guarantees (*6)	USD 2,000	Hana Bank
		Collateralized money invested	KRW 17,836	Standard Chartered
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 11,843	Woori Bank, Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 13,294	IBK
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*2)	—	SEM Investment Co., Ltd.
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW 13,071	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested (*8)	KRW 1,447	IBK and others
		Guarantees for supplemental funding (*1)	KRW 30,000
		Guarantees for other supplemental funding and performance guarantees (*1)	—
Korea Southern Power Co., Ltd.	Omisan Wind Power Co., Ltd.	Collateralized money invested	KRW 10,281	Shinhan Bank
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Geumsungsan Wind Power Co., Ltd.	Collateralized money invested	KRW 4,579	Kookmin Bank
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	HORANG ENERGY Inc.	Collateralized money invested	KRW 4,240	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW 138,849	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW 1,036	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested	KRW 185	IBK
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested	KRW 97	IBK
KOSPO Chile SpA	Diego de Almagro Solar SpA	Collateralized money invested	KRW 563	IBK
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW 421	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW 128	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 117,754	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 4,593	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 5,473	PT. Bank KB Bukopin
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW 202	IBK
		Guarantees for supplemental funding (*1)	—	IBK and others
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW 281	IBK
Korea Midland Power Co., Ltd.	Namjeongsusang Solar Power Operation Co., Ltd.	Collateralized money invested	KRW 217	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 5,764	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW 2,763	IBK
Korea Midland Power Co., Ltd.	Goesan Solar park Co., Ltd.	Collateralized money invested	KRW 2,785	IBK

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of September 30, 2023 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW 7,481	IBK and others
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Energyco Co., Ltd.	Collateralized money invested	KRW 2,192	Nonghyup Bank
Korea Midland Power Co., Ltd.	Jeju Gimnyeong Wind Power Co., Ltd.	Collateralized money invested	KRW 305	Nonghyup Bank
Korea Midland Power Co., Ltd.	Dongbu Highway Solar Co., Ltd.	Collateralized money invested	KRW 373	Shinhan Bank
Korea Midland Power Co., Ltd.	Seobu Highway Solar Co., Ltd.	Collateralized money invested	KRW 397	Shinhan Bank
Korea Midland Power Co., Ltd.	Yeongyang Wind Power Corporation II	Collateralized money invested	KRW 8,094	Korea Development Bank and others
Korea Midland Power Co., Ltd.	Haeparang Energy Co., Ltd.	Collateralized money invested	KRW 2,149	Templeton hana asset management Co. Ltd.
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Saemangeum Sebit Power Plant Co., Ltd.	Collateralized money invested	KRW 27,629	IBK and others
Korea Midland Power Co., Ltd.	Yeomsubong Wind Power Co., Ltd.	Collateralized money invested	KRW 967	Korea Development Bank
		Guarantees for supplemental funding (*1)	—
Korea South-East Power Co., Ltd.	Dayone Energy Co., Ltd.	Collateralized money invested (*3)	—	IBK
		Guarantees for supplemental funding and others (*1,4)	KRW 76,800	NH investment & securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 15,062	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 15,411	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Collateralized money invested	KRW 4,856	Woori Bank
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW 301,629	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW 288,107	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND Solar Co., Ltd.	Collateralized money invested	KRW 1,510	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW 7,614	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 2,176	IBK
Korea South-East Power Co., Ltd.	Chungsongmeon BongSan wind power Co., Ltd.	Collateralized money invested	KRW 2,587	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Yeongam Solar Power Co., Ltd.	Collateralized money invested	KRW 9,392	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW 2,926	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested	KRW 14,871	Woori Bank and others
Korea South-East Power Co., Ltd.	Nepal Water & Energy Development Company Private Limited	Collateralized money invested	USD 97,105	International Finance Corporation and others
		Business reserve payment guarantee	USD 33,333
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	—	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 2,736	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Go deok Clean Energy Co., Ltd.	Collateralized money invested	KRW 3,694	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 3,396	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gwangyang Green Energy Co., Ltd.	Collateralized money invested	KRW 24,859	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gangneung Sacheon Fuel Cell Co., Ltd.	Collateralized money invested	KRW 3,461	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Chuncheon Green Energy Co., Ltd.	Collateralized money invested	KRW 8,775	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Yangyang Suri Wind Power Co., Ltd.	Collateralized money invested	KRW 9,752	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Bigeum Resident Photovoltaic Power Co., Ltd.	Collateralized money invested	—	Kookmin Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of September 30, 2023 are as follows, continued:

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

Controlling and non-controlling common shareholders of Samcheok Eco Materials Co., Ltd. have pre-emption rights, if preferred shareholders intend to sell their shares until December 26, 2023. The promised yield of the preferred stock is guaranteed through the transaction. As of September 30, 2023, the Group has recognized derivative liabilities of ~~W~~6,760 million related to the guarantee. Meanwhile, the Group is under an agreement with Samcheok Eco Materials Co., Ltd. that if a damage incurs related to the fulfillment of obligations pursuant to the mandatory contract of coal ash supply, compensation for the expected amount of the damage should be settled.

(*3)

The Group recognized an impairment loss on all of the equity securities of Dayone Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.

(*4)

Pursuant to the guarantee agreement, the Group recognized other provisions of ~~W~~8,466 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*5)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.
(*6)	The Group provided a payment guarantee to Daehan Wind Power PSC for opening L/C for Debt Service Reserve Account (DSRA).
(*7)	This includes a guarantee related to L/C for debt repayment allowance provided to DE Energia SpA, a joint venture of the Group.
(*8)

The Group recognized an impairment loss on all of the equity securities of Naepo Green Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~29,200 million.

(*9)	The credit limits of guarantees to RE Holiday Holdings LLC include the credit limits of guarantees to their subsidiaries.
(*10)

The Group, together with other shareholders, has provided a guarantee for the project financing of Pulau Indah Power Plant Sdn. Bhd., by establishing the right of pledge on the shares of Pulau Indah Power Plant Sdn. Bhd.

(*11)

Xe-Pian Xe-Namnoy Power Co., Ltd., an associate of the Group, has entered a contract to pay an incentive type of impounding bonus to SK Eco Plant Co., Ltd. (formerly, SK E&C Co., Ltd.) when the Xe-Pian Xe-Na-mnoy Dam is completed. If Xe-Pian Xe-Namnoy Power Co., Ltd. fails to pay SK Eco Plant Co., Ltd. (formerly, SK E&C Co., Ltd.), the Group guarantees the payment, and the amount is USD 5,000 thousand.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(8)	Guarantees received from related parties as of September 30, 2023 are as follows:

In millions of won
Primary Guarantor	Type of guarantees	Credit limit
KAPES, Inc.	Defect guarantees	~~W~~	17,225
	Performance guarantees		2,532

(9)	Derivatives transactions with related parties as of September 30, 2023 are as follows:

(i)	Currency Swap

In millions of won and thousands of foreign currencies except contract exchange rate information
		Contract amounts				Contract interest rate per annum		Contract exchange
Counterparty	Contract year	Pay		Receive		Pay	Receive	rate (in won)
Korea Development Bank	2019~2024	~~W~~	177,600	USD	150,000	1.24%	2.50%	~~W~~	1,184.00
	2020~2025		241,320	USD	200,000	0.54%	1.13%		1,206.60
	2021~2026		118,170	USD	100,000	1.11%	1.13%		1,181.70
	2022~2026		283,820	USD	200,000	4.67%	5.38%		1,419.10
	2022~2028		283,820	USD	200,000	5.12%	5.50%		1,419.10
	2023~2026		256,000	USD	200,000	4.04%	5.38%		1,280.00
	2015~2025		111,190	USD	100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD	800,000	2.69%	3.35%		135.75
	2019~2027		119,978	CHF	100,000	1.43%	0.05%		1,199.78
	2021~2026		111,400	USD	100,000	0.93%	1.25%		1,114.00
	2022~2027		262,000	USD	200,000	3.63%	4.25%		1,310.00
	2020~2026		118,910	USD	100,000	0.61%	1.00%		1,189.10
	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
	2022~2027		123,710	USD	100,000	3.41%	3.63%		1,237.10
	2022~2025		128,560	USD	100,000	3.37%	4.13%		1,285.60
	2020~2025		122,780	USD	100,000	0.93%	1.75%		1,227.80
	2022~2025		252,360	USD	200,000	2.83%	3.60%		1,261.80
	2023~2028		129,500	USD	100,000	3.85%	4.88%		1,295.00

(ii)	Currency forward

In millions of won and thousands of foreign currencies except contract exchange rate information
			Contract amounts				Contract exchange
Counterparty	Contract date	Maturity date	Pay		Receive		rate (in won)
Korea Development Bank	2023.06.12	2023.10.26	~~W~~	7,687	USD	6,000	~~W~~	1,281.10
	2023.09.26	2023.10.26		13,436	USD	10,000		1,343.55
	2023.09.27	2023.10.26		12,152	USD	9,000		1,350.25
	2023.09.27	2023.10.05		46	EUR	32		1,428.60

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(10)

The Group considers all standing directors of the Board who serve as executive officers responsible for planning, operations and/or control of business activities, as key management personnel, except a standing director who is a member of the Audit Committee. The Group recorded salaries and other compensations related to the key management personnel as follows:

In millions of won	September 30, 2023			September 30, 2022
Type	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Salaries	~~W~~	202	661	232	794
Retirement benefits		6	31	17	38

	~~W~~	208	692	249	832

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

47.	Statement of Cash Flows

(1)	Significant non-cash transactions for the nine-month periods ended September 30, 2023 and 2022 are as follows:

In millions of won
Transactions	September 30, 2023		September 30, 2022
Transfer from construction-in-progress to other assets	~~W~~	6,774,264	4,814,007
Recognition of asset retirement cost and related provision for decommissioning costs		256,171	226,748
Transfer from provision for disposal of used nuclear fuel to accrued expenses		292,751	245,916
Transfer from long-term borrowings and debt securities to current portion of long-term borrowings and debt securities		17,132,084	11,231,689
Transfer from inventory to stored nuclear fuel		715,138	738,720
Recognition of right-of-use assets and other		253,495	129,718

(2)	Changes in liabilities incurred from financing activities for the nine-month periods ended September 30, 2023 and 2022 are as follows:

In millions of won	September 30, 2023
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	120,605,365	12,389,908	—	1,041,377	134,036,650
Lease liabilities		4,163,143	(455,846)	247,552	57,735	4,012,584

	~~W~~	124,768,508	11,934,062	247,552	1,099,112	138,049,234

In millions of won	September 30, 2022
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	80,529,513	26,148,128	—	2,819,094	109,496,735
Lease liabilities		4,410,503	(442,644)	120,177	592,613	4,680,649

	~~W~~	84,940,016	25,705,484	120,177	3,411,707	114,177,384

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

48.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023			December 31, 2022
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	57,226	417	57,203	12,595
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		51,796	29,245	50,151	37,638
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		37,168	15,109	37,168	16,788
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	140	37,744	140
Purchase of cable (PVC, 1C, 2500SQ) 100,548M and others (Kyungin Construction)		58,271	746	58,269	3,883
Purchase of GIS (362kV, 6300A, 63kA) 25CB – Migeum S/S		35,136	20,370	33,841	25,641
Purchase of cable (PVC, 1C, 2000SQ) 5,862M and others (Baekun-Gwangyanghang)		35,016	703	35,949	3,232
Concrete pole (10M, general purpose, 350KGF) 126,948 ea and five other equipments (unit price contract)		—	—	202,795	95,428
Purchase of GIS (362KV, 6300A, 63KA) Type 19 – Shinyangsan S/S		32,460	5,635	31,834	17,334
Purchase of cable (PVC, 1C, 2500SQ) 57,868M and others (Goduk-Seoansung)		40,937	654	40,937	3,748
Purchase of cable (PVC, 1C, 2000SQ) 87,732M and others (Eulwangboonki)		36,446	1,015	36,155	10,274
Purchase of GIS(362KV,6300A,63KA) Type 18 – Wolsung S/Y		32,090	32,090	32,090	32,090
Purchase of cable (FR CNCO-W,1C,325SQ) 672,300M (unit price contract)		—	—	31,387	19,213
Purchase of cable (TR CNCE-W,1C,325SQ) 1,342,000M (unit price contract)		—	—	75,620	40,497
Purchase of cable (TR CNCE-W,1C,600SQ) 377,000M (unit price contract)		—	—	31,851	17,478
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 2,175,300M (unit price contract)		54,687	—	53,064	29,436
System stabilization ESS equipment (Bubuk S/S) Type 1		222,300	158,455	222,300	222,300
System stabilization ESS equipment (Shinnamwon S/S) Type 1		211,500	151,008	211,500	211,500
System stabilization ESS equipment (Yeongcheon S/S) Type 1		73,104	26,223	73,104	73,104
Concrete pole (10M, general purpose, 500KGF) 111,000 ea and four other equipments		71,117	48,836	—	—
Advanced EType low voltage electronic watt-hour meter 1,311,552 ea		36,103	6,076	—	—
System stabilization ESS equipment (Yesan S/S) Type 1		56,403	56,403	—	—
System stabilization ESS equipment (Hamyang S/S) Type 1		35,609	35,609	—	—
Construction of Saeul Units (#3,4)		9,800,424	1,501,241	9,800,424	2,455,673
Construction of Shin-Hanul Units (#1,2) (*)		10,496,520	—	10,327,372	97,889
Construction of Shin-Hanul Units (#3,4)		11,680,360	11,058,397	11,007,232	10,858,828
Other 30 contracts		953,081	344,434	853,941	425,149
Purchase of furnace for construction of Shin-Seocheon thermal power plant		305,209	5,132	305,209	5,132
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		107,333	6,214	107,333	6,214
Purchase of main machine for Jeju LNG combined		166,287	9	166,287	10,898
Purchase of equipments for the construction project of Boryeong indoor coal storage yard		334,892	281,373	318,197	287,965
Purchase of main machine for Boryeong New Complex Unit 1		281,600	228,053	—	—
Boryeong New Complex Unit 1 Construction Project		186,358	186,358	—	—
Service of designing Taean Units (#9,10)		112,909	12,468	112,909	12,468
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		125,918	22,802	126,302	32,748
Purchase of steam turbine, HRSG and POWER BLOCK of Gimpo combined heat & power plant		225,236	17,430	221,997	38,714
Construction of Gimpo combined heat & power plant		183,872	58,632	181,798	56,558
Purchase of gas turbines, steam turbines, and accessories for Gumi natural gas power plant		197,983	193,578	197,983	197,983
Purchase of heat recovery boiler and accessories for Gumi natural gas power plant		65,918	55,718	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

48.	Commitments for Expenditure, Continued

(1)	The commitments for acquisition of property, plant and equipment as of September 30, 2023 and December 31, 2022 are as follows, continued:

In millions of won	September 30, 2023			December 31, 2022
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Construction of Gumi natural gas power plant	~~W~~	204,094	193,002	204,094	204,094
Installation of natural gas supply facility at Gumi natural gas power plant		70,620	65,620	70,620	70,620
Purchase of coal handling machine for construction of Samcheok Units (#1,2)		339,759	8,881	299,048	6,687
Purchase of main equipment for Namjeju		140,144	3	140,144	3
Purchase of main equipment for Shin-Sejong combined thermal power plant		257,831	23,615	234,392	32,472
Purchase of Hadong thermal power indoor carboniferous plant		180,923	73,779	162,814	105,504
Purchase of phase 2 power generation facility for Yeongwol fuel cells		94,985	20,979	86,100	30,527
Purchase of fuel cell power generation facilities for the fifth stage of Shinincheon headquarters		90,156	48,281	81,960	81,960

(*)	As of September 30, 2023, the amount of budget for the contract includes the value of Shin-Hanul Unit #1 construction of which has completed during the year ended December 31, 2022.

(2)	As of September 30, 2023, details of contracts for inventory purchase commitment are as follows:

The Group imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Group entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted quantity
Concentrate	2023 ~ 2033	21,400 Ton U3O8
Conversion	2023 ~ 2030	16,300 Ton U
Enrichment	2023 ~ 2032	18,893 Ton SWU

In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Group, is 1,285 Ton U (contract periods : 2014 ~ 2026).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of September 30, 2023 and December 31, 2022 are as follows:

In millions of won	September 30, 2023			December 31, 2022
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	675	~~W~~	837,209	653	~~W~~	981,878
As the plaintiff	278		461,496	238		599,809

As of September 30, 2023, there are 5 ongoing litigations and 1 arbitration case between consolidated entities.

1)	The Group is the defendant against a number of claims. The following is ongoing claim pertaining to the Group which can potentially be significant:

There are multiple ongoing claims against the Group related to ordinary wages, requesting payment of unpaid wages. The Group believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected lawsuits. Accordingly, the Group recognized ~~W~~39,760 million as litigation provisions in relation to the lawsuit as of September 30, 2023.

2)

In addition to the abovementioned significant ongoing claims, there are 19 arbitration cases pertaining to the Group as of September 30, 2023 and the significant arbitration cases for the nine-month period ended September 30, 2023 are as follows:

i)

In relation to the electric power IT modernization project in Kerala, India, Enzen, a subcontractor, filed an arbitration against the Group to the Indian Council of Arbitration due to disagreements in the contract, but the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

ii)

During the year ended December 31, 2022, the Group filed an arbitration application with Westinghouse Electric Company LLC to Korean Commercial Arbitration Board, requesting to confirm whether the Group is subject to nuclear power plant export control procedures or not. As of the September 30, 2023, the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

iii)

During the nine-month period ended September 30, 2023, Hitachi Energy Sweden filed an arbitration against the Group regarding the request for additional payment due to the capacity increase of some facilities and the withdrawal of liquidated damage in connection with the Shin Young-ju and Shin Jecheon substation TCSC construction projects. The Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

iv)

During the nine-month period ended September 30, 2023, the Group filed a commercial arbitration to request payment of expenses such as monitoring vessel operating expenses for the Jindo-Jeju high-voltage direct current (HVDC) connection project contract, but has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

v)

During the nine-month period ended September 30, 2023, the Group filed an arbitration application to Korean Commercial Arbitration Board in relation to the insufficient operation performance of the Sinseongnam Substation (345kV) STATCOM (reactive power compensation system for voltage stabilization in metropolitan area), but cannot reasonably estimate whether the inflow of economic benefits is probable as a result of the arbitration.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

49.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of September 30, 2023 are as follows:

1)

The Group has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Group has provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

2)

The Group has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank with the guarantees of mutual investment of USD 6,084 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

3)

The Group has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of September 30, 2023.

4)	The Group has provided Axia Power Holdings B.V. and others a performance guarantee up to USD 54,000 thousand for the implementation of Cirebon thermal power generation project in Indonesia.

5)	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to IDR 35,588,165 thousand for the implementation of Tanjung Jati power plant operation project in Indonesia.

6)	The Group has provided USD 5,473 thousand for a debt guarantee to PT.Bank KB Bukopin, to guarantee the payment of debt in relation to hydroelectric power business of Wampu, Indonesia.

7)

The Group has provided USD 30,000 thousand for a performance guarantee to Morgan Stanley Capital Group Inc., to guarantee the electricity purchase contract in relation to photovoltaic power generation project in USA.

8)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC. a performance guarantee regarding weatherization in relation with tax investors up to USD 3,000 thousand for the of the power plant construction for Concho Valley solar power project in the United States.

9)	The Group has provided USD 54,000 thousand for a performance guarantee to PT. Cirebon Electro Power, to guarantee the Cirebon coal-fired power plant operation and maintenance project in Indonesia.

10)

Nonghyup Bank is providing a payment guarantee of USD 4,593 thousand to Mizuho Bank, Ltd., a third party, for the guarantee of debt repayment reserves of PT Cirebon Electric Power’s Indonesia Cirebon power plant project.

11)	The Group has provided Morgan Stanley Renewables Inc. a guarantee up to USD 70,000 thousand for the fulfillment of subscription obligation regarding photovoltaic power generation project in USA.

12)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC a guarantee for up to USD 62,800 thousand for the fulfillment of subscription obligation regarding Concho Valley solar power project in the United States.

13)

The Group has provided EUR 5,022 thousand for a performance guarantee to Microsoft through Kookmin Bank, to guarantee the implementation of the power plant construction for Guba Buget wind power project in Sweden.

14)

The Group has provided EUR 10,000 thousand for a performance guarantee to Skandinaviska Enskilda Banken AB (publ) Frankfurt Branch through Kookmin Bank, to guarantee the opening of VAT payment loan account for Guba Buget wind power project in Sweden.

15)	The Group has provided Kookmin Bank a debt guarantee up to USD 40,000 thousand to guarantee Equity Bridge Loan for Concho Valley solar business in the United States.

16)	The Group has provided Van Phong Power Company Ltd. a performance guarantee up to USD 5,000 thousand for the operation maintenance project in Van Phong, Vietnam.

17)

As of September 30, 2023, Gunsan Land Solar Co., Ltd., a joint venture of the Group, has built and is operating a 99 MW photovoltaic power generation facility in the public water reclamation area in Osikdo-dong, Gunsan-si, Jeollabuk-do. The Group is obligated to ensure that Gunsan Land Solar Co., Ltd. can finance up to 80% of the total project cost with investments from citizen and provide a 7% return on the citizen who invested after the construction period is over according to the Shareholders’ agreement. In addition, when the investment from citizen fails to reach the target percentage of 80% and additional debts are collected for fulfill the target percentage, the Group is obligated to provide Gunsan-si the amount of 7% return on uncollected citizen investments estimated to be collected less the amount of additional debts collected instead.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

49.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions as of September 30, 2023 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Credit limit
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	2,060,500
Limit amount available for CP	Hana Bank and others	KRW	5,500,000
General Loan, etc.	Hana Bank and others	KRW	3,600,000
Limit amount available for card	Hana Bank and others	KRW	47,424
	Banco de Oro	PHP	5,000
Loan limit	Korea Development Bank and others	KRW	2,208,495
	DBS Bank and others	USD	1,255,000
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700
Certification of payment on L/C	Shinhan Bank and others	USD	1,155,751
	Kookmin Bank and others	EUR	15,022
	Shinhan Bank	JPY	481,785
Certification of Performance guarantee on contract	Hana Bank and others	KRW	125,846
	First Abu Dhabi Bank and others	USD	950,696
	Korea Development Bank and others	JPY	620,000
	Hana Bank	EUR	3,965
	Hana Bank	INR	44,872
	Hana Bank	OMR	6,250
	Hana Bank	SAR	3,414
Certification of bidding	Hana Bank	USD	5,200
	Export-Import Bank of Korea	EUR	10,000
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	63,455
	Hana Bank and others	USD	803,290
	Saudi National Bank	SAR	10,500
	Hana Bank and others	MXN	21,597
Others	Nonghyup Bank and others	KRW	412,571
	Nonghyup Bank and others	USD	392,731
	Standard Chartered	AED	50
	Shinhan Bank	SAR	3,000
Secured loan of credit sales	Nonghyup Bank and others	KRW	296,000
Inclusive credit	Hana Bank	KRW	8,000
	Kookmin Bank and others	USD	135,000
Equity Bridge Loan Guarantee	Export-Import Bank of Korea and others	USD	1,654,555
Trade finance	Export-Import Bank of Korea and others	USD	970,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

49.	Contingencies and Commitments, Continued

(4)	As of September 30, 2023, promissory notes and assets provided as collaterals or pledges to financial institutions by the Group are follows:

In millions of won and thousands of foreign currencies
Obligor	Creditor	Assets provided as security	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings (*2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	327,080	Collateral for borrowings (*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Property, plant and equipment and others	KRW	110,500	Collateral for borrowings (*2)
Jeongam Wind Power Co., Ltd.	KDB Capital Corporation and others	Cash and cash equivalents and others	KRW	235,809	Collateral for borrowings (*2)
Gyeongju Wind Power Co., Ltd.	Shinhan Bank and others	Property, plant and equipment and others	KRW	68,400	Collateral for borrowings (*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Property, plant and equipment and others	KRW	293,400	Collateral for borrowings (*2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	136,623	Collateral for borrowings (*1)
KST Electric Power Company, S.A.P.I. de C.V.	Export–Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	276,960	Collateral for borrowings (*2)
K-SOLAR SHINAN Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	329,736	Collateral for borrowings (*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	744,120	Collateral for borrowings (*2)
Jeju Hanlim Offshore Wind Co., Ltd.	Kookmin Bank and others	Property, plant and equipment and others	KRW	1,800	Collateral for borrowings (*2)
Western Power Changgi Solar Co., Ltd.	Samsung Life Insurance and others	Property, plant and equipment and others	KRW	58,500	Collateral for borrowings (*2)
J Wind First, LLC	Woori Bank	Trade receivable and others	KRW	55,000	Collateral for borrowings (*2)
Chitose Solar Power Plant LLC	Korea Development Bank	Property, plant and equipment and others	USD	134,289	Collateral for borrowings (*1)
Mangilao Intermediate Holdings LLC	Mizuho Bank	Trade receivable and others	USD	93,392	Collateral for borrowings (*1)

(*1)	This is based on the amount of loan commitment limit.
(*2)	As of September 30, 2023, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

The Group has ~~W~~1,197 million of project loans from the Korea Energy Agency as of September 30, 2023. The Group has provided a promissory note as a repayment guarantee.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

49.	Contingencies and Commitments, Continued

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~64,176 million as of September 30, 2023, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~1,098 million and depreciation on the idle assets of ~~W~~2,744 million are recorded in other expenses for the nine-month period ended September 30, 2023. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of September 30, 2023.

(6)

Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in the Gaeseong Industrial District as of September 30, 2023. The book value of facility is ~~W~~12,339 million and trade receivables related to the companies residing in Gaeseong industrial complex had been fully written-off. The outcome of this event cannot be reasonably estimated as of September 30, 2023.

(7)	As of September 30, 2023, the Group owns land at 6171-1 Nuri-ri, Yeongi-myeon, Sejong Special Self-Governing City as PP&E with limited ownership, and its book value is ~~W~~64,371 million.

(8)

In connection with the electric power IT modernization project in Kerala, India, negotiations are underway due to disagreements in the contract regarding the existence and the scope of a warranty obligation. However, the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of September 30, 2023.

(9)

The Korea Institute of Energy Technology(KENTECH) was established in April, 2020, in accordance with the “Basic plan for the establishment of KENTECH (July, 2019)”. By the special law to create KENTECH, the Group, government, and local government may contribute to the fund. The Group will decide whether to contribute to the fund on a board resolution after consulting with relevant organizations considering its financial situation by year.

(10)

The ongoing armed conflict in Ukraine started in February 2022 and relevant sanctions against Russia imposed by the international community can impact not only sanctioned entities but also the entities doing business directly or indirectly with Ukraine or Russia and the entities exposed directly or indirectly to industries or economy of Russia or Ukraine. The Group cannot make reasonable estimation of the financial impact of the recent conflict in Ukraine on the future events.

(11)

The Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) addresses the tax challenges arising from the digitalization of the global economy. Global Minimum Tax (Pillar Two) were released and they apply to Multinational Enterprises (MNEs) with revenue of EUR 750 million or more per their consolidated financial statements. National Assembly of South Korea passed the new Global Minimum Tax rules to align with the OECD BEPS Pillar Two in December 2022. The regulation will be included in the Adjustment of International Taxes Act and will be effective for fiscal years beginning on or after January 1, 2024. However, the Enforcement Decrees that provide further detail on the application of the legislation is only expected to be finalized later in 2023. In South Korea, Pillar Two legislation is not yet considered substantively enacted as of September 30, 2023 for KIFRS 1012 purposes. The Group therefore has not recognized any tax effect arising from the Global Minimum Tax in its consolidated financial statements as of and for the nine-month period ended September 30, 2023.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

50.	Subsequent Events

(1)	Subsequent to September 30, 2023, KEPCO and KEPCO Nuclear Fuel Co., Ltd. borrowed short-term and long-term borrowings for the purposes of operation as follows:

In millions of won
Company	Type	Creditor	Interest Type	Interest rate (%)	Issue date	Maturity	Amount
Korea Electric Power Corporation	Short-term borrowings	Hanyang Securities	Fixed	4.15	2023.10.20	2024.01.19	~~W~~	10,000
	Short-term borrowings	Hyundai Motor Securities	Fixed	4.15	2023.10.20	2024.01.19		10,000
	Short-term borrowings	Hyundai Motor Securities	Fixed	4.15	2023.10.20	2024.01.19		10,000
	Short-term borrowings	Bookook Securities	Fixed	4.15	2023.10.20	2024.01.19		10,000
	Short-term borrowings	Bookook Securities	Fixed	4.15	2023.10.20	2024.01.19		10,000
	Short-term borrowings	DB Financial Investment	Fixed	4.15	2023.10.20	2024.01.19		10,000
	Short-term borrowings	Eugene Investment	Fixed	4.25	2023.10.27	2024.01.26		10,000
	Short-term borrowings	Eugene Investment	Fixed	4.25	2023.10.27	2024.01.26		10,000
	Short-term borrowings	Cape Investment & Securities	Fixed	4.25	2023.10.27	2024.01.26		10,000
	Short-term borrowings	Hyundai Motor Securities	Fixed	4.25	2023.10.27	2024.01.26		10,000
	Short-term borrowings	Hyundai Motor Securities	Fixed	4.25	2023.10.27	2024.01.26		10,000
	Short-term borrowings	Hanyang Securities	Fixed	4.25	2023.10.27	2024.01.26		10,000
	Short-term borrowings	Hanyang Securities	Fixed	4.25	2023.10.27	2024.01.26		10,000
	Short-term borrowings	Hanyang Securities	Fixed	4.25	2023.10.27	2024.01.26		10,000
	Short-term borrowings	DB Financial Investment	Fixed	4.25	2023.10.27	2024.01.26		10,000
KEPCO Nuclear Fuel Co., Ltd.	Long-term borrowings	Shinhan Bank	Floating	6M Bank Debenture Rate+0.93	2023.10.24	2025.10.24		20,000
	Long-term borrowings	Kookmin Bank	Floating	1yr Bank Debenture Rate+0.78	2023.10.31	2025.10.31		20,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

50.	Subsequent Events, Continued

(2)	Subsequent to September 30, 2023, Korea Hydro & Nuclear Power Co., Ltd. and Korea Midland Power Co., Ltd. issued corporate bonds for the purposes of operation and others as follows:

In millions of won
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Hydro & Nuclear Power Co., Ltd.	#75-1 Corporate bond	2023.10.30	2026.10.30	4.57	~~W~~	70,000
	#75-2 Corporate bond	2023.10.30	2028.10.30	4.75		40,000
	#75-3 Corporate bond	2023.10.30	2053.10.30	4.58		80,000
	#76-1 Corporate bond	2023.11.10	2026.11.10	4.34		80,000
	#76-2 Corporate bond	2023.11.10	2043.11.10	4.29		50,000
	#76-3 Corporate bond	2023.11.10	2053.11.10	4.25		80,000
Korea Midland Power Co., Ltd.	#73-1 Corporate bond	2023.10.24	2024.10.24	4.16		160,000
	#73-2 Corporate bond	2023.10.24	2025.10.24	4.34		40,000
	#73-3 Corporate bond	2023.10.24	2028.10.24	4.77		20,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

September 30, 2023 and 2022 (Unaudited)

51.	Adjusted Operating Loss

The operating profit (loss) in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s interim consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS for each of the three and nine-month periods ended September 30, 2023 and 2022 to the operating profit or loss as presented in the Group’s interim consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB for each of the corresponding periods.

In millions of won	September 30, 2023			September 30, 2022
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Operating profit (loss) on interim consolidated statements of comprehensive income (loss)	~~W~~	1,996,572	(6,453,385)	(7,530,941)	(21,834,211)
Add
Other income
Reversal of other provisions		11,168	34,501	7,712	11,983
Reversal of other allowance for doubtful accounts		487	487	10,168	4,555
Gains on government grants		61	193	71	216
Gains on assets contributed		46	15,840	689	944
Gains on liabilities exempted		80	755	65	1,142
Compensation and reparations revenue		30,535	66,085	20,038	50,597
Revenue from foundation fund		3	3	—	—
Revenue from research contracts		195	2,325	—	4,087
Rental income		51,659	159,417	53,781	156,521
Others		13,299	52,647	4,258	35,318
Other gains
Gains on disposal of property, plant and equipment		12,426	26,120	54,870	132,845
Gains on disposal of intangible assets		100	100	—	41
Gains on foreign currency translation		7,061	19,287	51,049	85,218
Gains on foreign currency transactions		30,519	97,863	14,691	51,812
Gains on insurance proceeds		221	221	—	5,154
Others		115,129	283,977	61,380	206,924
Deduct
Other expenses
Compensation and reparations expenses		—	(3)	—	(11)
Accretion expenses of other provisions		(1,174)	(1,645)	(152)	(794)
Depreciation expenses on investment properties		(122)	(369)	(124)	(350)
Depreciation expenses on idle assets		(914)	(2,744)	(911)	(2,718)
Other bad debt expense		—	(8,584)	—	(19)
Donations		(17,121)	(118,545)	(66,614)	(96,614)
Others		(1,225)	(18,125)	(8,265)	(60,752)
Other losses
Losses on disposal of property, plant and equipment		(4,643)	(38,800)	(16,804)	(68,574)
Losses on disposal of intangible assets		(1)	(71)	(100)	(48)
Impairment loss on property, plant and equipment		—	(6,167)	—	—
Impairment loss on intangible assets		—	(283)	—	(14)
Losses on foreign currency translation		(2,872)	(13,236)	(41,476)	(67,812)
Losses on foreign currency transactions		(45,416)	(147,222)	(128,445)	(216,569)
Others		(42,211)	(148,538)	(10,358)	(94,039)

Adjusted operating profit (loss)	~~W~~	2,153,862	(6,197,896)	(7,525,418)	(21,695,168)